FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
July 02, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

APPROVED:
Mobile TeleSystems Open Joint Stock Company Board of Directors
Protocol № 30
Dated 07.06.2002

R. Hennicke, Board of Directors Chairman ____________
(Signature)

(Seal)

SECURITIES ISSUER'S QUARTERLY REPORT

for Quarter I, 2002

Mobile TeleSystems Open Joint Stock Company

Issuer Code: 04715-A

Location: 4, Marksistskaya, 109147, Moscow, Russian Federation
Postal Address: 4, Marksistskaya, 109147, Moscow, Russian Federation

Information included in this quarterly report shall be disclosed in compliance with the Russian Federation securities legislation.

M. A. Smirnov, MTS OJSC President ____________
(Signature)

V. I. Kondratiev, MTS OJSC Chief Accountant ____________
(Signature)

V. van Bommel, MTS OJSC Vice President ____________
(Signature)

(Seal)

A. Information on the Issuer

9. Full company name of the Issuer
Открытое акционерное общество "Мобильные ТелеСистемы"
Mobile TeleSystems Open Joint Stock Company

10. Abbreviated name
ОАО МТС
MTS OJSC

11. Information on changes in the name and legal and organizational structure of the Issuer
The name and legal and organizational structure of the Issuer have not been changed.

12. Information on registration of the Issuer with the state authorities and on its licenses
Date of state registration of the Issuer: ***01.03.2000;***
Number of the State Registration Certificate (or other document confirming the Issuer's state registration): *P-7882.16*
The state authority, which effected the registration: ***The State Registration Chamber of the Ministry of Justice of Russia***

Licenses:

No. 14662
Issue date: ***22.03.2000***
Expiry date: ***04.04.2007***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Tver Region.***

No. 14663
Issue date: ***22.03.2000***
Expiry date: ***22.08.2007***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Komi Republic.***

No. 14664
Issue date: ***22.03.2000***
Expiry date: ***22.08.2007***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Kostroma Region***

No. 14665
Issue date: ***22.03.2000***
Expiry date: ***01.12.2004***

The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Moscow, the City and Region***

No. 14452
Issue date: *23.03.2000*
Expiry date: ***01.10.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Smolensk Region***

No. 14453
Issue date: *23.03.2000*
Expiry date: ***01.10.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Vladimir Region***

No. 14454
Issue date: *23.03.2000*
Expiry date: ***01.10.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Pskov Region***

No. 14455
Issue date: *23.03.2000*
Expiry date: ***01.10.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Tula Region***

No. 14456
Issue date: *23.03.2000*
Expiry date: ***01.10.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Kaluga Region***

No. 14457
Issue date: *23.03.2000*
Expiry date: ***01.10.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of GSM 900 cellular radio phone communication services in Ryazan Region***

No. 14666
Issue date: *23.03.2000*
Expiry date: *24.11.2003*
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities*: **Leasing of communication channels***

No. 14667
Issue date: *23.03.2000*
Expiry date: *30.12.2004*
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities*: **Rendering of telematic services***

No. 14668
Issue date: *23.03.2000*
Expiry date: *25.08.2004*
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities*: **Rendering of local and long-distance telephone services***

No. 15282
Issue date: *03.07.2000*
Expiry date: *03.07.2005*
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities*: **Rendering of local and long-distance telephone services***

No. 15403
Issue date: *03.07.2000*
Expiry date: *03.07.2005*
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities*: **Rendering of telematic services***

No. 14680
Issue date: *7.04.2000*
Expiry date: *7.04.2005*
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities*: **Leasing of communication channels***

No. 17774
Issue date: *13.04.2001*
Expiry date: *13.04.2006*
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities*: **Leasing of communication channels***

No. 16245
Issue date: *13.10.2000*
Expiry date: *13.10.2005*

The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Leasing of communication channels***

No. 17169
Issue date: ***25.01.2001***
Expiry date: ***25.01.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of videoconference services***

No. 17333
Issue date: ***15.02.2001***
Expiry date: ***15.02.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of telematic services***

No. 18228
Issue date: ***18.05.2001***
Expiry date: ***18.05.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of audio conference services***

No. 19615
Issue date: ***4.10.2001***
Expiry date: ***4.10.2011***
The authority that issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of local and intrazone telephone communication services***

No. 19596
Issue date: ***4.10.2001***
Expiry date: ***4.10.2006***
The authority, which issued the license: ***The Ministry of Telecommunications and Informatization of the Russian Federation.***
Activities: ***Rendering of telematic services***

13. Tax payer identification number
7740000076

14. Industry of the Issuer
OCONKH Codes:
52300
84500
72200
80300
96190

15. Issuer's location, postal address and contact telephone numbers:
Location: *4, Marksistskaya Str., Moscow, 109147, Russian Federation.*
Postal address: *4, Marksistskaya Str., Moscow, 109147, Russian Federation.*
Tel: 915-2110; Fax: 915-74-25
E-Mail: info@mts.ru

16. Information on the Issuer's Auditor
Name: *Arthur Andersen ZAO Closed Joint Stock Company*
Location: *14, Staraya Basmannaya Str., Moscow, 103064, Russian Federation*
Tax payer identification number: *7701006684*
Postal address: *52/2, Kosmodamianskaya Nab., Moscow, 113054, Russian Federation*
Tel: (095) 755-97-00; Fax: (095) 755-97-00
E-Mail: *None*

Information on auditor's license:
No. 006000
Issue date: *18.07.2000*
Expiry date: *18.07.2003*
Authority, which issued the license: *The Ministry of Finance of the Russian Federation.*

17. Information on organizations registering the Issuer's rights to securities.
Registrar:
Name: *Registrar NIKoil Open Joint Stock Company*
Location: *16, bldg. 2, Mir Prospect, 129010, Moscow, Russian Federation*
Postal address: *8, bldg. 45, Pravda Street, 125124, Moscow, Russian Federation*
Tel: *(095) 755-90-77; Fax: (095) 755-90-77*
E-Mail: *pr@rcnikoil.ru*

License:
No. 10-000-1-00236
Issue date: *22.12.1997*
Expiry date: *25.06.2003*
Authority, which issued the license: *Federal Commission for the Securities Market of the Russian Federation*
Date on which the above Registrar started maintaining the Register of the Issuer's registered securities: *29.05.2000*

Centralized keeping of Issuer's Securities was not performed in the reporting quarter.

18. The Issuer's depositary
None

19. The Issuer's participants
Total number of shareholders (participants): *14*

Shareholders (participants) having in their ownership at least 20 % of the Issuer's authorized capital:

19.1. Name: *DeTeMobil - Deutsche Telekom MobilNet GmbH*
Location: *Landgrabenweg 151, 53227, Bonn, Germany*
Postal address: *Landgrabenweg 151, 53227, Bonn, Germany*

Share in the Issuer's authorized capital: *36.2 %*

19.2. Name: ***Joint Stock Financial Corporation Sistema Open Joint Stock Company***
Location: ***20, Bldg. 2, Spyridonovka Str., 103001, Moscow, Russian Federation***
Postal address: ***10, Leontyevsky Per., 103009, Moscow, Russian Federation***
Share in Issuer's authorized capital: *34.7 %*

20. Managerial bodies of the Issuer:

Managerial Structure of the Issuer:

General meeting of the Company's Shareholders
The Company's Board of Directors
President of the Company

Competence of the Issuer's General meeting of Shareholders (Participants) under the Issuer's Charter (Foundation Documents):

The following issues shall be within the competence of the General Meeting of Shareholders:

1. ***Introduction of amendments and supplements to the Charter or approval of a restated version of the Charter;***
2. ***Reorganization of the Company;***
3. ***Liquidation of the Company, appointment of a liquidation commission and approval of interim and final liquidation balance sheets;***
4. ***Determination of the size of the Board of Directors of the Company, election of its members and early termination of their powers;***
5. ***Determination of the maximum number of authorized shares;***
6. ***Increase of the Company's charter capital by way of an increase in the par value of the shares or the placement of additional shares.***
7. ***Decrease of the Company's charter capital by way of a decrease in the par value of shares, the acquisition by the Company of some shares for the purposes of reducing their total number or the cancellation of shares not fully paid, as well as by the cancellation of shares acquired or redeemed by the Company;***
8. ***Appointment of the President of the Company and early termination of his powers;***
9. ***Determination of the size of the Audit Commission (internal auditor) of the Company, election of its members, and early termination of their powers;***
10. ***Approval of the auditor of the Company;***
11. ***Adoption of a resolution to pay annual dividends and approval of the amount thereof and the form of payment on shares on the basis of a recommendation of the Board of Directors;***
12. ***Approval of annual reports, balance sheets, statements of profits and losses of the Company, distribution of its profits and losses;***
13. ***Adoption of a resolution rendering inapplicable the preemptive right of Shareholders to acquire shares of the Company or securities convertible into shares, provided for by article 40 of the Federal Law "On Joint Stock Companies";***
14. ***The procedure for conducting the General meeting;***
15. ***Formation of the Counting Commission;***
16. ***Determination of the form in which materials (information) are to be communicated to Shareholders, including selection of a press publication in the event of communication in the form of publication;***
17. ***Splitting and consolidating shares;***

18. Conclusion of transactions in whose performance there is an interest, in the cases provided for by article 83 of the Federal Law "On Joint Stock Companies" and other legislation of the Russian Federation;
19. Conclusion of major transactions associated with the acquisition or alienation of property by the Company, in cases provided for by article 79 of the Federal Law "On Joint Stock Companies" and other legislation of the Russian Federation;
20. Acquisition and redemption by the Company of placed shares in the cases provided for by the legislation of the Russian Federation;
21. Participation in holding companies, financial and industrial groups, and other associations of commercial organizations;
22. Other issues provided for by this Charter, the Federal Law "On Joint Stock Companies", and other current legislation of the Russian Federation.

Resolutions respecting the issues contemplated in subclauses 1-19 of this Article shall be within the exclusive competence of the General Meeting of Shareholders.

The powers of Issuer's Board of Directors (Supervisory Council) in accordance with the Charter (Foundation Documents):

The following matters are within the exclusive competence of the Board of Directors:

1. Determination of priority directions of the Company's activities;
2. Calling of annual and extraordinary General Meetings of the Company's Shareholders, except in the cases provided for by Article 55, section 6 of the Federal Law "On Joint Stock Companies";
3. Approval of the agenda of a General Meeting of Shareholders;
4. Setting the date for making the list of Shareholders entitled to participate in a General Meeting of Shareholders, and other matters assigned to the competence of the Board of Directors and associated with the preparation and holding of a General Meeting of Shareholders;
5. Referring the issues set forth in clause 12.1, subclauses 2 and 16 – 21 of the Charter to the General Meeting of Shareholders for decision;
6. Determination of the market value of property in accordance with the legislation of the Russian Federation;
7. Placement of bonds and other securities by the Company;
8. Acquisition of shares, bonds and other securities placed by the Company, in cases provided for by the Federal Law "On Joint Stock Companies" and other legislation of the Russian Federation;
9. Recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Audit Commission and determination of the amount to be paid for the services of the auditor;
10. Recommendations on the amount of dividend on shares and the procedure for payment thereof; payment of interim dividends;
11. Use of the Company's reserve fund and other funds;
12. Approval of the Company's internal documents that define procedures for the activities of the Company's management bodies;
13. Adoption of resolutions on the creation and liquidation of branches and representative offices of the Company and approval of their statutes;
14. Adoption of resolutions on the Company's participation in other organizations, except in the case contemplated by clause 12.1, subclause 21 of this Charter;
15. Entry into major transactions involving the acquisition and alienation of property by the Company, in the cases provided for by Chapter X of the Federal

Law "On Joint Stock Companies" and other legislation of the Russian Federation;

16. *Entry into transactions in whose completion there is an interest, in the cases provided for by Chapter XI of the Federal Law "On Joint Stock Companies" and other legislation of the Russian Federation;*
17. *Adoption of resolutions providing that the Company will pay costs associated with the conduct of unplanned audits and verifications by the Audit Commission initiated by shareholders owning the number of voting shares of the Company specified in the Charter;*
18. *Other issues provided for by current legislation.*

Competence of Issuer's sole and collective executive body in accordance with the Charter (Foundation Documents):

The rights and obligations of the President shall be determined by a contract concluded with him by the Company represented by the Chairman of the Board of Directors.

The President shall carry out day-to-day management of the Company's current activities in accordance with the Statute of President approved by the General Meeting of Shareholders.

The President shall be accountable to the General Meeting of Shareholders and the Board of Directors.

21. Members of Issuer's Board of Directors (Supervisory Council).

The Board of Directors
Chairman: Rainer Hartmut Hennicke

Members of the Board of Directors:
Rainer Hartmut Hennicke
Year of birth: *1943*

Positions held during the last 5 years:

Period: *1995 - 2000*
Organization: *Mobile TeleSystems Closed Joint Stock Company*
Scope of activities: *900 MHz cellular radio communication services*
Title: *Board of Directors Deputy Chairman, Board of Directors Chairman*

Period: *1995 - present time*
Organization: *Representative office of DeTeMobil Deutshe Telekom Mobilnet GmbH in the Russian Federation*
Scope of activities: *telecommunication services*
Title: *Head of the Representative Office*

Period: *1999 - present time*
Organization: *ZETA Telekommunikationsdienste GmbH*
Scope of activities: *telecommunication services*
Title: *Executive Director*

Period: *1999 - present time*
Organization: *Rosico Closed Joint Stock Company*
Scope of activities: *1800 MHz cellular radio communication services*

Title*: Board of Directors Member*

Period: *2001 - present time*
Organization: *TELECOM XXI Open Joint Stock Company*
Scope of activities: ***dual band GSM – 900/1800 MHz cellular radio communication services***
Title*: Board of Directors Deputy Chairman*

Period: *2001 - present time*
Organization: *Invest-Sviaz-Holding Closed Joint Stock Company*
Scope of activities: *leasing*
Title*: Board of Directors Chairman*

Period: *2001 - present time*
Organization: *ReCom Open Joint Stock Company*
Scope of activities: *900 MHz cellular radio communication services*
Title*: Board of Directors Member*

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/dependent companies: ***none***

Evgueni Grigorievich Novitski
Year of birth: *1957*

Positions held during the last 5 years:

Period: *1995 - present time*
Organization: *Joint Stock Financial Corporation Sistema Open Joint Stock Company*
Scope of activities: ***consulting services in different fields of activity; development, support and implementation of R & D and investment projects***
Title: *Board of Directors Member, President*

Period: *1996 – present time*
Organization: *Tourism and Investments Foreign Economic Joint Stock Company (Intourist Open Joint Stock Company)*
Scope of activities: ***arrangement of tours in Russia and abroad and related services***
Title: *Board of Directors Member*

Period*: 1996 - present time*
Organization: *Sistema-Invest Closed Joint Stock Company*
Scope of activities: ***scientific and technical products, consulting, legal, information services***
Title: *Board of Directors Member*

Period: *1996 – 2000*
Organization: *Mobile TeleSystems Closed Joint Stock Company*
Scope of activities: *Mobile radio services*
Title: *Board of Directors Member*

Period: *1997 - 2000*

Organization: *Landscape Closed Joint Stock Company*
Scope of activities: *preparatory work for transformation of a plot of land in Odintsovsky District, Moscow Region, into a natural landscape and architectural complex*
Title: *Board of Directors Member*

Period: *1997 - 2001*
Organization: *Quantum Open Joint Stock Company*
Scope of activities: *personal computers and completing components for PCs*
Title: *Board of Directors Member*

Period: *1997 - present time*
Organization: *Joint Stock Company for Scientific and Technical Development (Region Open Joint Stock Company)*
Scope of activities: *information services*
Title: *Board of Directors Member*

Period: *1997 - 1999*
Organization: *IBN-Sistema Open Joint Stock Company*
Scope of activities: *creation, development and distribution of payment, discount, payment/discount plastic cards; introduction of advanced plastic card payment technologies and plastic card circulation system.*
Title: *Board of Directors Member*

Period: *1997 - 2001*
Organization: *Sistema-Oil Open Joint Stock Company*
Scope of activities: *organization of oil extraction and refining; sales of oil products*
Title: *Board of Directors Member*

Period: *1997 - present time*
Organization: *Concern Scientific Center Open Joint Stock Company*
Scope of activities: *organization, implementation and financing of research & development work*
Title: *Board of Directors Member*

Period: *1997 - 1999*
Organization: *Concern Sistema-Agro Open Joint Stock Company*
Scope of activities: *food products*
Title: *Board of Directors Chairman*

Period: *1998 - 1999*
Organization: *Interindustry Car Rental and Maintenance Closed Joint Stock Company*
Scope of activities: *car rental, repair and maintenance*
Title: *Board of Directors Member*

Period: *1998 - present time*
Organization: *Russian National Insurance Company Open Joint Stock Company*
Scope of activities: *insurance services*
Title: *Board of Directors Member*

Period: *1998 - present time*
Organization: *Moscow City Telephone Network Open Joint Stock Company*

Scope of activities: ***telecommunication services***
Title: ***Board of Directors Member***

Period: ***1998 - 2000***
Organization: ***Gyproplast Closed Joint Stock Company***
Scope of activities: ***drawing up designing estimates for the purposes of chemical industry***
Title: ***Board of Directors Member***

Period: ***1998 – present time***
Organization: ***Telecommunication and Information System Closed Joint Stock Company***
Scope of activities: ***consulting services in the field of telecommunications; drawing up, support and implementation of R & D and investment projects***
Title: ***Board of Directors Member***

Period: ***1998 - 1999***
Organization: ***Commercial Bank for Business Development GUTA BANK Limited Liability Company***
Scope of activities: ***banking***
Title: ***Member of the Board***

Period: ***1998 - 2000***
Organization: ***Research & Development Institute for Molecular Electronics and Micron Factory Open Joint Stock Company***
Scope of activities: ***integrated microcircuits, chips, LSICs, computing logic devices, components for computers and other electronic products for general and special use***
Title: ***Board of Directors Member***

Period: ***1998 - 2001***
Organization: ***MKNT and Company Open Joint Stock Company***
Scope of activities: ***investment activities; development, support and implementation of investment projects***
Title: ***Board of Directors Member***

Period: ***1999 – 2001***
Organization: ***Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development Open Joint Stock Company***
Scope of activities: ***banking***
Title: ***Member of the Board***

Period: ***1999 – 2000***
Organization: ***The A. L. Mints Radio Institute Open Joint Stock Company***
Scope of activities: ***R & D in radio communications***
Title: ***Board of Directors Chairman***

Period: ***1999 – 2001***
Organization: ***Angstrom Open Joint Stock Company***
Scope of activities: ***components for computing logic devices, integrated microcircuits, components for computers and other electronic products for general and special use***
Title: ***Board of Directors Member***

Period: ***1999 – 2001***
Organization: ***Olympic System Closed Joint Stock Company***
Scope of activities: ***information and consulting services***

Title: *Board of Directors Member*

Period: *1999 – 2001*
Organization: *Scientific and Industrial Company High Technologies and Strategic Systems Closed Joint Stock Company*
Scope of activities: *no products (work, services) are supplied to the goods market*
Title: *Board of Directors Member*

Period: *1999 – 2001*
Organization: *Publishing and Advertising Group Metropolis Closed Joint Stock Company*
Scope of activities: *editing and publishing; publishing and distribution of printed mass media*
Title: *Board of Directors Member*

Period: *1999 – 2001*
Organization: *Mass Media and Advertising Concern Mass Media Systems Media Center Open Joint Stock Company*
Scope of activities: *independent or via associated companies production, sales and distribution of printed and electronic mass media.*
Title: *Board of Directors Chairman*

Period: *1999 – 2000*
Organization: *Radio-Center Concern Open Joint Stock Company*
Scope of activities: *wire (cable) broadcasting*
Title: *Board of Directors Member*

Period: *1999 – 2000*
Organization: *Joint Stock Bank Promradtechbank Open Joint Stock Company*
Scope of activities: *banking*
Title: *Member of the Board*

Period: *2000 – 2001*
Organization: *Invest-Sviaz-Holding Closed Joint Stock Company*
Scope of activities: *no products (work, services) are supplied to the goods market*
Title: *Board of Directors Member*

Period: *2000 – 2001*
Organization: *Ankey/Holding Closed Joint Stock Company*
Scope of activities: *software products*
Title: *Board of Directors Member*

Period: *2000 – present time*
Organization: *Radio Engineering and Information Systems Concern Open Joint Stock Company*
Scope of activities: *no products (work, services) are supplied to the goods market*
Title: *Board of Directors Member*

Period: *2000 – 2001*
Organization: *Company Simet-M Closed Joint Stock Company*
Scope of activities: *metal products (pipes, profiles, sheathing, carriers, rolled metal sheets)*

Title: *Board of Directors Member*

Period: *2000 – 2001*
Organization: *Information System for Business Closed Joint Stock Company*
Scope of activities: *no products (work, services) are supplied to the goods market*
Title: *Board of Directors Member*

Period: *2001 - present time*
Organization: *Sistema-Gals Closed Joint Stock Company*
Scope of activities: *Construction*
Title: *Board of Directors Member*

Period: *2001 - present time*
Organization: *Bolshaya Ordynka Closed Joint Stock Company*
Scope of activities: *Construction*
Title: *Board of Directors Member*

Period: *2001 - present time*
Organization: *TELECOM XXI Open Joint Stock Company*
Scope of activities: *dual band GSM – 900/1800 MHz cellular radio communication services*
Title: *Board of Directors Member*

Share in the Issuer's authorized capital: *0%*
Shares in the Issuer's subsidiaries / dependent companies: *none*

Alexander Lvovich Leyviman
Year of birth: *1949*

Positions held during the last 5 years:

Period: *1996 - present time*
Organization: *Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development Open Joint Stock Company*
Scope of activities: *banking*
Title: *Board of Directors Member*

Period: *1996 - present time*
Organization: *Sistema Invest Closed Joint Stock Company*
Scope of activities: *scientific and technical products, consulting, legal and information services*
Title: *Board of Directors Member*

Period: *1997 - 2000*
Organization: *MKNT and Company Open Joint Stock Company*
Scope of activities: *investment activities; development, support and implementation of investment projects*
Title: *Board of Directors Member*

Period: *1997 – 2000*
Organization: *Mobile TeleSystems Closed Joint Stock Company*
Scope of activities: *Mobile radio services*
Title: *Board of Directors Member*

Period: *1998 - 1999*
Organization: *Register Open Joint Stock Company*
Scope of activities: *keeping registers of owners of registered securities*
Title: *Board of Directors Chairman*

Period: *1998 - 1999*
Organization: *Commercial Bank for Business Development GUTA BANK Limited Liability Company*
Scope of activities: *banking*
Title: *Member of the Board*

Period: *1998 - 1999*
Organization: *Intourist Travel Closed Joint Stock Company*
Scope of activities: *travelling and transportation*
Title: *Board of Directors Member*

Period: *1998 - 1999*
Organization: *Moscow Tourist & Transportation Company Open Joint Stock Company*
Scope of activities: *tourism and transportation*
Title: *Board of Directors Member*

Period: *1998 - 2000*
Organization: *Mosdachtrust Open Joint Stock Company*
Scope of activities: *services related to arrangement of summer rest of Muscovites by means of leasing dacha premises*
Title: *Board of Directors Member*

Period: *1998 - 1999*
Organization: *Rosico Closed Joint Stock Company*
Scope of activities: *telecommunication services*
Title: *Board of Directors Member*

Period: *1998 - 1999*
Organization: *Infa Hotel Closed Joint Stock Company*
Scope of activities: *hotel organization and management*
Title: *Board of Directors Member*

Period: *1998 - 2000*
Organization: *Corona Intourist Hotel Open Joint Stock Company*
Scope of activities: *at the present time there are no production activities*
Title: *Board of Directors Member*

Period: *1998 - 1999*
Organization: *Moscow Discount System Open Joint Stock Company*
Scope of activities: *plastic discount cards*
Title: *Board of Directors Member*

Period: *1998 - 1999*
Organization: *IBN-Sistema Open Joint Stock Company*
Scope of activities: *creation, development and distribution of payment, discount, payment/discount plastic cards; introduction of advanced plastic card payment technologies and plastic card circulation system.*
Title: *Board of Directors Member*

Period: *1999 – 2000*
Organization: *Register Open Joint Stock Company*
Scope of activities: *keeping registers of owners of registered securities*
Title: *Board of Directors Member*

Period: *1999 – present time*
Organization: *Russian Public Insurance Company Open Joint Stock Company (ROSNO)*
Scope of activities: *insurance services*
Title: *Board of Directors Member*

Period: *1999 – 2000*
Organization: *Joint Stock Leasing Company Sistema-Leasing Open Joint Stock Company*
Scope of activities: *Products (work, services) are not delivered to the market*
Title: *Board of Directors Member*

Period: *1999 – 2000*
Organization: *Joint Stock Bank Promradtechbank Open Joint Stock Company*
Scope of activities: *banking*
Title: *Member of the Board*

Period: *1999 - present time*
Organization: *Joint Stock Financial Corporation Sistema Open Joint Stock Company*
Scope of activities: *consulting services in different fields of activity; development, support and implementation of R & D and investment projects*
Title: *Board of Directors Member, First Vice-President*

Period: *1999 - 2000*
Organization: *Tourism and Investments Foreign Economic Joint Stock Company (Intourist Open Joint Stock Company)*
Scope of activities: *travelling in Russia and abroad, and related services*
Title: *Board of Directors Chairman*

Period: *2000 – present time*
Organization: *Invest-Sviaz-Holding Closed Joint Stock Company*
Scope of activities: *Products (work, services) are not delivered to the market*
Title: *Board of Directors Member*

Period: *2000 – 2001*
Organization: *Advertising Agency Maxima Open Joint Stock Company*
Scope of activities: *Products (work, services) are not delivered to the market*
Title: *Board of Directors Member*

Period: *2000 – 2001*
Organization: *Radio Engineering and Information Systems Concern Open Joint Stock Company*
Scope of activities: *Products (work, services) are not delivered to the market*
Title: *Board of Directors Member*

Period: *2000 – present time*
Organization: *Telecommunication and Information System Closed Joint Stock Company*
Scope of activities: *consulting and information services*
Title: *Board of Directors Member*

Period: ***2000 – present time***
Organization: ***Olympic System Closed Joint Stock Company***
Scope of activities: ***information and consulting services***
Title: ***Board of Directors Member***

Period: ***2001 - present time***
Organization: ***TELECOM XXI Open Joint Stock Company***
Scope of activities: ***dual band GSM – 900/1800 MHz cellular communication services***
Title: ***Board of Directors Member***

Share in the Issuer's authorized capital: ***0%***
Shares in the Issuer's affiliated/dependent companies: ***none***

Mikhail Alexeevich Smirnov
Year of birth: ***1950***

Positions held during the last 5 years:

Period: ***1995 - 2000***
Organization: ***Mobile TeleSystems Closed Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***President***

Period: ***1995 - present time***
Organization: ***Association of Russian Cellular Mobile GSM (SPS 900) Operators***
Scope of activities: ***organization of development of methods for planning and frequency/territorial planning, construction and operation of cellular networks in the regions***
Title: ***Board of Directors Chairman***

Period: ***1997 - 2000***
Organization: ***Mobile TeleSystems Closed Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***1998 - present time***
Organization: ***ReCom Open Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Chairman***

Period: ***1999 - present time***
Organization: ***Udmurt Digital Networks - 900 Closed Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Chairman***

Period: ***1999 - present time***
Organization: ***Rosico Closed Joint Stock Company***
Scope of activities: ***1800 MHz cellular radio communication services***
Title: ***Board of Directors Chairman***

Period: ***2000 – present time***
Organization: ***Mobile Communication Systems Open Joint Stock Company***

Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2000 – present time***
Organization: ***Mobile TeleSystems Open Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***President***

Period: ***2000 – present time***
Organization: ***Amur Cellular Communications Closed Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Chairman***

Period: ***2000 – present time***
Organization: ***Mobile TeleSystems in Komi Republic Limited Liability Company***
Scope of activities: ***intermediary communication services***
Title: ***Board of Directors Member***

Period: ***2001 - present time***
Organization: ***TELECOM XXI Open Joint Stock Company***
Scope of activities: ***dual band GSM – 900/1800 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2001 – present time***
Organization: ***Mobile TeleSystems – Nizhni Novgorod Closed Joint Stock Company***
Scope of activities: ***intermediary communication services***
Title: ***Board of Directors Member***

Period: ***2002 – present time***
Organization: ***NOVITEL Closed Joint Stock Company***
Scope of activities: ***intermediary communication services***
Title: ***Board of Directors Member***

Share in the Issuer's authorized capital: *0%*
Shares in the Issuer's affiliated/dependent companies: ***none***

Gernot Hans Wilhelm Taufmann
Year of birth: *1957*

Positions held during the last 5 years:

Period: ***1995 - present time***
Organization: ***Regional Telecommunications Community* (PCC)**
Scope of activities: ***telecommunication services***
Title: ***Deutsche Telekom AG permanent representative***

Period: ***1995 - present time***
Organization: ***Moscow Representative office of Deutsche Telekom AG, Joint Stock Company***

Scope of activities: ***telecommunication services***
Title: ***Head of the Representative Office***

Period: ***1997 - 1998***
Organization: ***Infotel Closed Joint Stock Company***
Scope of activities: ***telecommunication services***
Title: ***Board of Directors Chairman***

Period: ***1998 - 2001***
Organization: ***Moscow Teleport Closed Joint Stock Company***
Scope of activities: ***telecommunication services***
Title: ***Board of Directors Deputy Chairman***

Period: ***1998 - present time***
Organization: ***Ukranian Mobile Communications Joint Stock Company (UMC)***
Scope of activities: ***telecommunication services***
Title: ***Board of Directors Chairman***

Period: ***1999 - present time***
Organization: ***Rosico Closed Joint Stock Company***
Scope of activities: ***1800 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***1999 - present time***
Organization: ***Zeta Telekommunikatiosdienste GmbH***
Scope of activities: ***telecommunication services***
Title: ***Executive Director***

Period: ***1998 - 2000***
Organization: ***Mobile TeleSystems Closed Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2001 - present time***
Organization: ***TELECOM XXI Open Joint Stock Company***
Scope of activities: ***dual band GSM – 900/1800 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2001 - present time***
Organization: ***Invest-Sviaz-Holding Closed Joint Stock Company***
Scope of activities: ***Leasing***
Title: ***Board of Directors Member***

Share in the Issuer's authorized capital: ***0%***
Shares in the Issuer's affiliated / dependent companies: ***none***

Alexander Petrovich Vronets
Year of birth: ***1954***

Positions held during the last 5 years:

Period: *1998 - present time*
Organization: *Telecommunication and Information System Closed Joint Stock Company*
Scope of activities: ***consulting services in the field of telecommunications; drawing up, support and implementation of R & D and investment projects***
Title: ***First Deputy Director General***

Period: *1999 - 2001*
Organization: *Moscow City Telephone Network Open Joint Stock Company*
Scope of activities: ***telecommunication services***
Title: *Board of Directors Member*

Period: *1999 - 2000*
Organization: *PTT Teleport Moscow Closed Joint Stock Company*
Scope of activities: ***operator activities in the field of data transmission services, local telephone services and access to Internet***
Title: *Board of Directors Member*

Period: *1999 - 2001*
Organization: *NPK NIIDAR Open Joint Stock Company*
Scope of activities: ***R&D in radio communications***
Title: *Board of Directors Member*

Period: *1999 - present time*
Organization: *Telmos Open Joint Stock Company*
Scope of activities: ***local, national and international telephone services***
Title: *Board of Directors Member*

Period: *1998 - 2001*
Organization: *Gyprosvyaz Open Joint Stock Company*
Scope of activities: *site surveying and planning of telecom facilities*
Title: *Board of Directors Member*

Period: *1994 - 1998*
Organization: *Gyprosvyaz Open Joint Stock Company*
Scope of activities: *site surveying and planning of telecom facilities*
Title: *General Director*

Period: *1999 - 2000*
Organization: *Mobile TeleSystems Closed Joint Stock Company*
Scope of activities: *Mobile radio services*
Title: *Board of Directors member*

Period: *1999 - 2001*
Organization: *Mediatel Closed Joint Stock Company*
Scope of activities: *development and supply of software for telecommunications*
Title: *Board of Directors Member*

Period: *1999 - present time*
Organization: *Scientific and Technical Enterprise Intellect-Telecom Open Joint Stock Company*

Scope of activities: *scientific and technical activity in telecommunications*
Title: *Board of Directors Member*

Period: *1999 - present time*
Organization: *MS-Tel Open Joint Stock Company*
Scope of activities: *Products (work, services) are not delivered to the goods market*
Title: *Board of Directors Member*

Period: *1999 - 2001*
Organization: *METRO TELECOM Closed Joint Stock Company*
Scope of activities: *deployment of mobile radio network in the metro*
Title: *Board of Directors Member*

Period: *2001 - present time*
Organization: *Mezhregionalny Transit Telecom Closed Joint Stock Company*
Scope of activities: *communication services*
Title: *Board of Directors Member*

Period: *2001 - present time*
Organization: *Sistelnet Open Joint Stock Company*
Scope of activities: *communication services*
Title: *Board of Directors Member*

Period: *2001 - present time*
Organization: *Center-TC Closed Joint Stock Company*
Scope of activities: *communication services*
Title: *Board of Directors Member*

Share in the Issuer's authorized capital: *0%*
Shares in the Issuer's affiliated/dependent companies: *none*

Bernhard Michael Guenther
Year of birth: *1944*

Positions held during the last 5 years:
Period: *1997 - 2000*
Organization: *T-Mobile Deutschland GmbH*
Scope of activities: *Telecommunication services*
Title: *Director of Finance*

Period: *2000 - 2001*
Organization: *T-Mobile International AG*
Scope of activities: *Telecommunication services*
Title: *Director of Finance*

Period: *2001 - present time*
Organization: *T-Mobile International AG*
Scope of activities: *Telecommunication services*
Title: *Board Member*

Period: *2001 - present time*
Organization: *TELECOM XXI Open Joint Stock Company*

Scope of activities: ***dual band GSM – 900/1800 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2000 - 2001***
Organization: *T-Mobile Deutschland GmbH*
Scope of activities: ***Telecommunication services***
Title: ***Supervisory Board member***

Period: ***1999 - 2001***
Organization: ***One2One***
Scope of activities: ***Telecommunication services***
Title: ***Board member***

Period: ***1998 - 2001***
Organization: ***Max.mobil TeleKommunikation Service GmbH***
Scope of activities: ***Telecommunication services***
Title: ***Supervisory Board member***

Period: ***1997 - present time***
Organization: ***Polska Telefonoca Cyfrowa Sp. z.o.o (PTC)***
Scope of activities: ***Telecommunication services***
Title: ***Supervisory Board member***

Period: ***1998 - present time***
Organization: *RadioMobile a.s.*
Scope of activities: ***Telecommunication services***
Title: ***Board member***

Period: ***2000 - 2001***
Organization: *BEN B.V.*
Scope of activities: ***Telecommunication services***
Title: ***Supervisory Board member***

Period: ***2000 - present time***
Organization: ***Eurotel Bratislava a.s.***
Scope of activities: ***Telecommunication services***
Title: ***Board member***

Period: ***1999 - 2001***
Organization: *Niedermeyer GmbH*
Scope of activities: ***Telecommunication services***
Title: ***Supervisory Board member***

Period: ***2000 - present time***
Organization: *C-Mobil B.V.*
Scope of activities: ***Telecommunication services***
Title: ***Supervisory Board member***

Period: ***2000 - present time***
Organization: *WESTEL Mobil Tavkozlesi Rt.*
Scope of activities: ***Telecommunication services***
Title: ***Board member***

Period: *2001 - present time*
Organization: *HT Croatia*
Scope of activities: *Telecommunication services*
Title: *Supervisory Board member*

Share in the Issuer's authorized capital: *none*
Shares in the Issuer's affiliated/dependent companies: *none*

22. Sole and collective managerial bodies of the Issuer and executive officers of the managerial body of the Issuer.

Sole executive body and members of the collective executive body of the Issuer:
Smirnov Mikhail Alexeevich
Year of birth: *1950*

Positions held during the last 5 years:

Period: *1995 - present time*
Organization: *Association of Russian Cellular Mobile GSM (SPS 900) Operators*
Scope of activities: *organization of development of methods for designing and frequency/territorial planning, construction and operation of cellular networks in the regions*
Title: *Board of Directors Chairman*

Period: *1995 - 2000*
Organization: *Mobile TeleSystems Closed Joint Stock Company*
Scope of activities: *900 MHz cellular radio communication services*
Title: *President*

Period: *1998 - present time*
Organization: *ReCom Open Joint Stock Company*
Scope of activities: *900 MHz cellular radio communication services*
Title: *Board of Directors Chairman*

Period: *1999 - present time*
Organization: *Rosico Closed Joint Stock Company*
Scope of activities: *1800 MHz cellular radio communication services*
Title: *Board of Directors Chairman*

Period: *1999 – present time*
Organization: *Udmurt Digital Networks-900 Closed Joint Stock Company*
Scope of activities: *900 MHz cellular radio communication services*
Title: *Board of Directors Chairman*

Period: *1997 - 2000*
Organization: *Mobile TeleSystems Closed Joint Stock Company*
Scope of activities: *900 MHz cellular radio communication services*
Title: *Board of Directors Member*

Period: *2000 – present time*
Organization: *Amur Cellular Communications Closed Joint Stock Company*
Scope of activities: *900 MHz cellular radio communication services*
Title: *Board of Directors Member*

Period: ***2000 - present time***
Organization: ***Mobile Communication Systems Open Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2000 – present time***
Organization: ***Mobile TeleSystems in Komi Republic Limited Liability Company***
Scope of activities: ***intermediary communication services***
Title: ***Board of Directors Chairman***

Period: ***2001 – present time***
Organization: ***Mobile TeleSystems – Nizhni Novgorod Closed Joint Stock Company***
Scope of activities: ***intermediary communication services***
Occupation: ***Board of Directors Member***

Period: ***2001 - present time***
Organization: ***TELECOM XXI Open Joint Stock Company***
Scope of activities: ***dual band GSM – 900/1800 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2000 - present time***
Organization: ***Mobile TeleSystems Open Joint Stock Company***
Scope of activities: ***900 MHz cellular radio communication services***
Title: ***Board of Directors Member***

Period: ***2002 – present time***
Organization: ***NOVITEL Closed Joint Stock Company***
Scope of activities: ***intermediary communication services***
Title: ***Board of Directors Member***

Share in the Issuer's authorized capital: ***0%***
Shares in the Issuer's affiliated / dependent companies: ***none***

Person performing the functions of the sole executive body of the Issuer:
Mikhail Alexeevich Smirnov

23. Remuneration paid to the Board of Directors (Supervisory Council) Members and other executive officers of the Issuer

Information shall not be presented in a brief report

24. Information on legal entities where the Issuer participates

Legal entities where the Issuer has in its ownership at least 20 % of the authorized capital:

Name: ***Amur Cellular Communications Closed Joint Stock Company***
Location: ***42, B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Russian Federation***
Postal address: ***42, Office 218, B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Russian Federation***
Issuer's share in the authorized capital of the legal entity: ***100 %***

Name: *Rosico Closed Joint Stock Company*
Location: ***29, Bldg. 2, Ryleev Street, Moscow, 119034, Russian Federation***
Postal address: ***18, Bldg. 5, Teterinsky Per., Moscow, 109004, Russian Federation***
Issuer's share in the authorized capital of the legal entity: ***100 %***

Name: *TELECOM XXI Open Joint Stock Company*
Location: ***51, Shpalernaya Street, Saint Petersburg, 193015, Russian Federation***
Postal Address: ***51, Shpalernaya Street, Saint Petersburg, 193015, Russian Federation***
Issuer's share in the authorized capital of the legal entity: ***100%***

Name: *Mobile Communication Systems Open Joint Stock Company*
Location: ***79, Kuibyshev Street, Omsk, 644001, Russian Federation***
Postal address: ***79, Kuibyshev Street, Omsk, 644001, Russian Federation***
Issuer's Share in the authorized capital of the legal entity: ***83.53%***

Name: *Mobile TeleSystems – Nizhni Novgorod Closed Joint Stock Company*
Location: ***11, Gagarin Avenue, Nizhni Novgorod, 603022, Russian Federation***
Postal address: ***11, Gagarin Avenue, Nizhni Novgorod, 603022, Russian Federation***
Issuer's Share in the authorized capital of the legal entity: ***65%***

Name: *ReCom Open Joint Stock Company*
Location: ***19, Leskov Street, Orel, 302027, Russian Federation***
Postal address: ***16, Turgenev Street, Orel, 302028, Russian Federation***
Issuer's Share in the authorized capital of the legal entity: ***53.9 %***

Name: *Udmurt Digital Networks – 900 Closed Joint Stock Company*
Location: ***278, Pushkinskaya Street, Izhevsk 426000, Russian Federation***
Postal address: ***278, Pushkinskaya Street, Izhevsk 426000, Russian Federation***
Issuer's Share in the authorized capital of the legal entity: ***51%***

Name: *Mobile TeleSystems – T Limited Liability Company*
Location: ***Tver, Russian Federation***
Postal address: ***1-a, Smolensky Per., 170000, Tver, Russian Federation***
Issuer's Share in the authorized capital of the legal entity: ***26 %***

Name: *Mobile TeleSystems - Kostroma Limited Liability Company*
Location: ***1, Podlypaev Street, Kostroma, 156005, Russian Federation***
Postal address: ***1, Podlypaev Street, Kostroma, 156005, Russian Federation***
Issuer's Share in the authorized capital of the legal entity: ***26 %***

Name: *Mobile TeleSystems in Komi Republic Limited Liability Company*
Location: ***30, Communisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation***
Postal address: ***30, Communisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation***
Issuer's Share in the authorized capital of the legal entity: ***26 %***

Name: *MOBILE TELESYSTEMS FINANCE S.A.*
Location: ***3, Avenue Pasteur, L-2311 Luxembourg***
Postal address: ***3, Avenue Pasteur, L-2311 Luxembourg***
Issuer's Share in the authorized capital of the legal entity: ***100 %***

Name: *TELECOM-900*
Location: *29, Gagarinski per., Moscow, 119034*
Postal address: *12, bldg. 2, Petrovski Blvd., Moscow, 103053*
Issuer's Share in the authorized capital of the legal entity: *81 %*

Name: *NOVITEL Closed Joint Stock Company*
Location: *12, bldg. 1, 1st Zapadny proezd, Zelenograd, Moscow, 103460*
Postal address: *16, bldg. 1, Leningradskoe Shausse, Moscow, 125171*
Issuer's Share in the authorized capital of the legal entity: *51 %*

Name: *Kuban-GSM Closed Joint Stock Company*
Location: *61, Gimnazicheskaya Str., Krasnodar, 350000, Russian Federation*
Postal address: *61, Gimnazicheskaya Str., Krasnodar, 350000, Russian Federation*
Issuer's Share in the authorized capital of the legal entity: *51 %*

25. Participating shares of all legal entities where the Issuer owns over 5 % of the authorized capital, and shares of the executives of such legal entities in the Issuer's authorized capital.
Information shall not be presented in a brief report.

26. Other affiliated entities of the Issuer.
Information shall not be presented in a brief report.

27. The Issuer's share in authorized capitals of affiliated legal entities.
Information shall not be presented in a brief report.

28. Share of the Issuer's affiliated entities as well as the share of founders and executives of such affiliated entities in the Issuer's authorized capital.
Information shall not be presented in a brief report.

29. Persons holding at least 5 % of votes in the Issuer's supreme managerial body.
Information shall not be presented in a brief report.

30. Issuer's share in industrial, banking and financial groups, holdings, concerns and associations.
Information shall not be presented in a brief report.

31. Issuer's branches and representative offices.

Name: *Branch of Mobile TeleSystems OJSC in Syktyvkar, Komi Republic*
Location: *10, Communisticheskaya Street, 167610, Syktyvkar, Komi Republic, Russian Federation*
Postal address: *10, Communisticheskaya Street, 167610, Syktyvkar, Komi Republic, Russian Federation*
The head: *Alexander Nickolayevich Antonov*
Opening date: *01.03.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Tula*
Location: *108a, Lenin Prospect, 300026, Tula, Russian Federation*
Postal address: *7, Krasnoarmeisky Prospect, 300041, Tula, Russian Federation*

The head: *Vladimir Vassilievich Drozdov*
Opening date: *01.03.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Pskov*
Location: *8, Carl Marx Street, 180000, Pskov, Russian Federation*
Postal address: *8, Carl Marx Street, 180000, Pskov, Russian Federation*
The head: *Alexander Ivanovich Poltorakov*
Opening date: *01.03.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Smolensk*
Location: *22, Tenisheva Street, 214018, Smolensk, Russian Federation*
Postal address: *22, Tenisheva Street, 214018, Smolensk, Russian Federation*
The head: *Vladimir Alexandrovich Guimarov*
Opening date: *01.03.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Ryazan*
Location: *20, Moskovskoye Chaussee, 390044, Ryazan, Russian Federation*
Postal address: *108, Yesenin Street, 390044, Ryazan, Russian Federation*
The head: *Valery Eugenyevich Izryadnov*
Opening date: *01.03.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Vladimir*
Location: *36a, Studyenaya Gora, 600001, Vladimir, Russian Federation*
Postal address: *16, Usti-on-Labe Street, 600020, Vladimir, Russian Federation*
The head: *Valentin Maximovich Poletov*
Opening date: *01.03.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Kaluga*
Location: *41/8, Teatralnaya Street, 248600, Kaluga, Russian Federation*
Postal address: *41/8, Teatralnaya Street, 248600, Kaluga, Russian Federation*
The head: *Alexey Nickolayevich Petrushin*
Opening date: *01.03.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Yaroslavl*
Location: *47, Octyabr Prospect, 150040, Yaroslavl, Russian Federation*
Postal address: *47, Octyabr Prospect, 150040, Yaroslavl, Russian Federation*
The head: *Vladimir Ivanovich Bychek*
Opening date: *21.11.2000*
Power of Attorney expiry date: *31.02.2002*

Name: *Branch of Mobile TeleSystems OJSC in Tver*
Location: *36, Sklizkova Str., Tver, 170033, Russian Federation*
Postal address: *36, Sklizkova Str., Tver, 170033, Russian Federation*
The head: *Alexander Evguenievich Yaropolov*
Opening date: *22.11.2000*
Power of Attorney expiry date: *16.03.2002*

Name: *Branch of Mobile TeleSystems OJSC in Kostroma*
Location: *1, Podlipaeva Str., Kostroma, 156005, Russian Federation*
Postal address: *1, Podlipaeva Str., Kostroma, 156005, Russian Federation*
The head: *Feodor Pavlovich Bobkov*
Opening date: *22.11.2000*
Power of Attorney expiry date: *16.03.2002*

Name: *Branch of Mobile TeleSystems OJSC in Ivanovo*
Location: *Ivanovo, Ivanovskaya Oblast, Russian Federation*
Postal address: *Ivanovo, Ivanovskaya Oblast, Russian Federation*
The head: *Alexander Valerievich Vdovin*
Opening date: *21.11.2000*
Power of Attorney expiry date: *16.03.2002*

Name: *Branch of Mobile TeleSystems OJSC in Nizhni Novgorod*
Location: *Nizhni Novgorod, Nizhegorodskaya Oblast, Russian Federation*
Postal address: *Nizhni Novgorod, Nizhegorodskaya Oblast, Russian Federation*
The head: *Alexander Vladimirovich Milenin*
Opening date: *21.11.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Kirov*
Location: *Kirov, Kirovskaya Oblast, Russian Federation*
Postal address: *Kirov, Kirovskaya Oblast, Russian Federation*
The head: *Alexander Valerievich Popovski*
Opening date: *21.11.2000*
Power of Attorney expiry date: *31.01.2002*

Name: *Branch of Mobile TeleSystems OJSC in Blagoveshchensk*
Location: *42, Bogdana Khmelnitskogo Str., Blagoveshchensk, Amurskaya Oblast, 675000, Russian Federation*
Postal address: *42, Bogdana Khmelnitskogo Str., Blagoveshchensk, Amurskaya Oblast, 675000, Russian Federation*
The head: *Sergey Alekseievich Puzikov*
Opening date: *2.07.2001*
Power of Attorney expiry date: *31.01.2002*

32. The number of the Issuer's employees.
Information shall not be presented in a brief report

33. Description of the Issuer's principal activities.
Information shall not be presented in a brief report

34. Investment declaration. Description of the Issuer's activity.
Information shall be presented only by investment funds

35. Plans for the Issuer's future activity.
Information shall not be presented in a brief report

36. Information on the Issuer's authorized capital.
The amount of the Issuer's authorized capital (RUR): *199 332 613.8*

Breakdown of the authorized capital according to share categories:
Common stock:
Total value, RUR: *199 332 613.8*
Portion in the authorized capital: *100 %*
Preferred stock:
Total value, RUR: *0*
Portion in the authorized capital: *0 %*

37. Information on the share of government (municipal bodies) in the Issuer's authorized capital:
Share in the Issuer's authorized capital which is in the government (municipal) ownership:
None
Block of the Issuer's shares in the government (municipal) ownership:
None
Existence of a special right for the Russian Federation and/or Subjects of the Russian Federation and/or municipal bodies to participate in the Issuer's management ("a golden share"):
None

38. Information on the Issuer's declared shares.
38.1
Category/Type: ***common***
Form: ***registered non-documentary***
Full name of category/type of declared shares: ***common registered non-documentary***
Par value, RUR: ***0.1***
Number of shares: ***103 649 654***
Total value, RUR: ***10 364 965.4***
Placement terms: ***Placement terms are not specified in the Charter***

39. Material agreements and obligations of the Issuer.
This information shall not be presented in a brief report

40. Issuer's obligations associated with the issue of shares and securities convertible into shares.
None.

41. Information on sanctions against the Issuer, on the involvement of the Issuer in proceedings and inspections.

This information shall not be presented in a brief report

42. Essential facts (events, actions) occurred in the reporting quarter.
Date of occurrence of the fact (event, action): *22.03.2002*
Code: *1804715A22032002*

The Issuer's body which adopted the resolution to enter into a transaction: the Board of Directors
Full company name of the contracting party: Mezhdunarodny Moskovski Bank Closed Joint Stock Company.
Location of the contracting party: 9, Prechistenskaya Nab., Moscow, 119034
Postal address of the contracting party: 9, Prechistenskaya Nab., Moscow, 119034

Date of transaction: 22.03.2002
Description of transaction: contract of guarantee

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): *29.03.2002*
Code: *0804715A29032002*

The issuer's assets value as of the end of the quarter preceding the reporting quarter (III quarter of 2001) is 28 110 757 thousand rubles.

The issuer's assets as of the end of the reporting quarter (IV quarter of 2001) amount to 40 000 323 thousand rubles.

Absolute change in the value of assets for the reporting quarter (IV quarter of 2001) is 11 889 566 thousand rubles.

Relative change in the value of assets is 42.30%.

The issuance of Eurobonds accounts for an over 10% increase in the issuer's assets by the end of Quarter IV of 2001, as compared with Quarter III of 2001.

Vice-President *A.N. Buyanov*
Investments and Securities

Chief Accountant *V.I. Kondratiev*

Date of occurrence of the fact (event, action): *4.03.2002*
Code: *0704715A04032002*

Full name of the contracting party: Galina Andreevna Gorbacheva

Location of the contracting party: 18, Plotnichenko Str., pos. Kalinino, Krasnodar

Postal address of the contracting party: 18, Plotnichenko Str., pos. Kalinino, Krasnodar

Date of transaction: 04.03.2002
Description of transaction: agreement on purchase and sale of securities

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): *4.03.2002*
Code: *0704715A04032002*

Full company name of the contracting party: Kubtelecom Limited Liability Company

Location of the contracting party: 341, Kalinina Str., Krasnodar, 350000

Postal address of the contracting party: 341, Kalinina Str., Krasnodar, 350000

Date of transaction: 04.03.2002

Description of transaction: agreement on purchase and sale of securities

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): ***31.01.2002***
Code: *0704715A31012002*

Full company name of the contracting party: Joint Stock Commercial Savings Bank of the Russian Federation (open joint stock company);
Central Office of Sberbank of Russia

Location of the contracting party: 19, Vavilova Str., Moscow, 117997

Postal address of the contracting party: 6, B. Andronievskaya Str., Moscow, 109544

Date of transaction: 31.01.2002

Description of transaction: Bank Deposit Agreement No 11

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): ***31.01.2002***
Code: *0704715A31012002*

Full company name of the contracting party: Joint Stock Commercial Savings Bank of the Russian Federation (open joint stock company);
Central Office of Sberbank of Russia

Location of the contracting party: 19, Vavilova Str., Moscow, 117997

Postal address of the contracting party: 6, B. Andronievskaya Str., Moscow, 109544

Date of transaction: 31.01.2002

Description of transaction: Bank Deposit Agreement No 10

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): ***31.01.2002***
Code: *0704715A31012002*

Full company name of the contracting party: Joint Stock Commercial Savings Bank of the Russian Federation (open joint stock company);
Tver Branch of Sberbank of Russia

Location of the contracting party: 19, Vavilova Str., Moscow, 117997

Postal address of the contracting party: 30/2, Lenigradsky Prospekt, Moscow, 109544

Date of transaction: 31.01.2002

Description of transaction: bank deposit agreement No 78

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): ***03.01.2002***
Code: *0704715A03012002*

Full company name of the contracting party: South Telecommunication Company (open joint stock company);

Location of the contracting party: 66, Karasunskaya Str., Krasnodar, 350000

Postal address of the contracting party: 66, Karasunskaya Str., Krasnodar, 350000

Date of transaction: 03.01.2002

Description of transaction:agreement on purchase and sale of securities

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): *29.03.2002*
Code: *0404715A29032002*

Full company name of a legal entity in the authorized capital of which the issuer's participating interest changed: Kuban-GSM Closed Joint Stock Company

Location: 61, Gimnazicheskaya Str., Krasnodar, 350000, Russia

Postal address: 61, Gimnazicheskaya Str., Krasnodar, 350000, Russia

The issuer's share in the authorized capital of a legal entity before the change: 0%.

The issuer's share in the authorized capital of a legal entity after the change: 51%.

Date on which the issuer's share in the authorized capital changed: 29.03.2002

Vice-President *A.N. Buyanov*
Investments and Securities

Date of occurrence of the fact (event, action): *20.03.2002*
Code of the fact (event, action): *0704715A20032002*

Full company name of the contracting party: MOBILE TELESYSTEMS FINANCE S.A

Location of the contracting party: 3, Avenue Pasteur, L-2311 Luxembourg

Postal address of the contracting party: 3, Avenue Pasteur, L-2311 Luxembourg

Date of transaction: 20.03.2002

Description of transaction: loan agreement

Vice-President *A.N. Buyanov*
Investments and Securities

43. Information on reorganization of the issuer, its subsidiaries and dependent companies.
Reorganization of the issuer, its subsidiaries and dependent companies has not been performed.

44. Additional essential general information on the issuer.
There is no additional essential information on the issuer.

B. Information on the Issuer's Financial and Economic Activity

45. Annual accounting statements for the last three financial years.
See attachment.

46. Accounting statements of the Issuer for the reporting quarter.
See attachment.

47. Events entailing increase or decrease of the Issuer's assets by over 10 % for the accounting period.
Date of occurrence of the event (events): *27.04.2002*

Description: ***The issuer's assets value as of the end of the quarter preceding the reporting quarter (IV quarter of 2001) amounts to 40 000 323 thousand rubles.***

The issuer's assets as of the end of the reporting quarter (I quarter of 2002) amount to 43 913 018 thousand rubles.

Absolute change in the value of assets for the reporting quarter (I quarter of 2002) is 3 912 695 thousand rubles.

Relative change in the value of assets is 9.8%.

Arrtaction of external financing led to an increase in the issuer's assets in the amount exceeding 2 million minimum wages as of the end of Quarter I of 2002, as compared with Quarter IV of 2001.

Absolute change in the value of assets as of the end of the reporting quarter is ***3 912 695 thousand rubles,*** as compared with the value of assets as of the end of the quarter preceding the reporting quarter.

The issuer's assets value as of the end of the quarter preceding the reporting quarter is ***40 000 323 thousand rubles.***

The issuer's assets as of the end of the reporting quarter is ***43 913 018 thousand rubles.***

Events entailing increase or decrease of the Issuer's assets by over 10 % for Quarter IV of the last year.

Date of occurrence of the event (events): *29.03.2002*

Description: ***The issuer's assets value as of the end of the quarter preceding the reporting quarter (III quarter of 2001) is 28 110 757 thousand rubles.***

The issuer's assets as of the end of the reporting quarter (IV quarter of 2001) amount to 40 000 323 thousand rubles.

Absolute change in the value of assets for the reporting quarter (IV quarter of 2001) is 11 889 566 thousand rubles.

Relative change in the value of assets is 42.30%.

Issuance of Eurobonds led to an over 10% increase in the issuer's assets by the end of Quarter IV, 2001, as compared with Quarter III, 2001.

Absolute change in the value of assets as of the end of Quarter IV of the last year amounts to ***11 889 566 thousand rubles,*** as compared with the value of assets at the end of Quarter III of the last year.

The issuer's assets value as of the end of Quarter III of the last year is ***28 110 757 thousand rubles.***

The issuer's assets as of the end of Quarter IV of the last year is ***40 000 323 thousand rubles.***

48. Events entailing the increase in the Issuer's profit (loss) in the reporting quarter by over 20 %, as compared with the previous quarter.

None.

The Issuer's profit (loss) for the quarter preceding the reporting quarter:
3 509 930 thousand rubles
The Issuer's profit (loss) for the reporting quarter: ***2 775 062 thousand rubles***

Events entailing the increase in the Issuer's profit (loss) in Quarter IV of the last year by over 20 %, as compared with Quarter III of the last year.
None.

The Issuer's profit (loss) for Quarter III of the last year: ***3 966 051 thousand rubles***
The Issuer's profit (loss) for Quarter IV of the last year: ***3 509 930 thousand rubles***

49. Information on establishment and use of the Issuer's reserve fund and other special-purpose funds.

The size of the reserve fund as of the end of the reporting quarter: ***6 821 thousand rubles.***
The amount of receipts to the reserve fund in the reporting quarter: ***6 821 thousand rubles.***

50. The Issuer's transactions in the reporting quarter amounting at least to 10 % of the Issuer's assets as per the end of the quarter preceding the reporting quarter.

50.1 Date of transaction: *4.03.2002*
Subject and description of transaction: ***Agreement on purchase and sale of securities.***
Total amount (value) of funds received (spent) by the issuer under transaction: ***213 131 thousand rubles.***
Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer's assets: ***0.5%.***

Contracting parties and beneficiaries involved in the transaction:

50.1.1 Name: ***Galina Aleksandrovna Gorbacheva***
Postal address: ***18, Plotnichenko Str., pos. Kalinino, Krasnodar***
Telephone: ***not available***
Fax: ***not available***

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:
Authorized body of the issuer, which adopted a resolution to approve the conclusion of the transaction: ***the Board of Directors***
Date of the resolution to approve the conclusion of the transaction: ***20.12.2002***

50.2 Date of transaction: *4.03.2002*
Subject and description of transaction: ***Agreement on purchase and sale of securities.***

Total amount (value) of funds received (spent) by the issuer under transaction: ***217 480 thousand rubles.***
Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer's assets: *0.5%.*
Contracting parties and beneficiaries involved in the transaction:

50.2.1 Name: ***Kubtelecom Ltd.***
Postal address: ***341, Kalinina Str., Krasnodar, 50000***
Telephone: ***(8612) 73-10-03***
Fax: ***(8612) 73-10-03***

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:
Authorized body of the issuer, which adopted a resolution to approve the conclusion of the transaction: ***the Board of Directors***
Date of the resolution to approve the conclusion of the transaction: ***20.12.2002***

50.3 Date of transaction: *3.01.2002*
Subject and description of transaction: ***Agreement on purchase and sale of securities.***
Total amount (value) of funds received (spent) by the issuer under transaction: ***1 043 905 thousand rubles.***
Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer's assets: *2.6%.*

Contracting parties and beneficiaries involved in the transaction:

50.3.1 Name: ***South Telecommunication Company, open joint stock company***
Postal address: ***66, Karasunskaya Str., Krasnodar, 50000***
Telephone: ***(8612) 68-34-56***
Fax: ***(8612) 53-46-30***

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:
Authorized body of the issuer, which adopted a resolution to approve the conclusion of the transaction: ***the Board of Directors***
Date of the resolution to approve the conclusion of the transaction: ***20.12.2002***

50.4 Date of transaction: **31.01.***2002*
Subject and description of transaction: ***Bank Deposit Agreement.***
Total amount (value) of funds received (spent) by the issuer under transaction: ***306 850 thousand rubles.***
Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer's assets: *0.8%.*
Contracting parties and beneficiaries involved in the transaction:

50.4.1 Name: ***Joint Stock Commercial Savings Bank of the Russian Federation (open joint stock company); Central Office of Sberbank of Russia***
Postal address: ***6, B. Andronievskaya Str., Moscow, 109544***
Telephone: ***974-7191***
Fax: ***912-8464***

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:

50.5 Date of transaction: ***31.01.2002***
Subject and description of transaction: ***Bank Deposit Agreement.***
Total amount (value) of funds received (spent) by the issuer under transaction: ***767 125 thousand rubles.***
Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer's assets: ***1.9%.***
Contracting parties and beneficiaries involved in the transaction:

50.5.1 Name: ***Joint Stock Commercial Savings Bank of the Russian Federation (open joint stock company); Central Office of Sberbank of Russia***
Postal address: ***6, B. Andronievskaya Str., Moscow, 109544***
Telephone: ***974-7191***
Fax: ***912-8464***

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:

50.6 Date of transaction: ***31.01.2002***
Subject and description of transaction: ***Bank Deposit Agreement.***
Total amount (value) of funds received (spent) by the issuer under transaction: ***306 850 thousand rubles.***
Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer's assets: ***0.8%.***
Contracting parties and beneficiaries involved in the transaction:

50.6.1 Name: ***Joint Stock Commercial Savings Bank of the Russian Federation (open joint stock company); Tver Branch of Sberbank of Russia***
Postal address: ***30, bld. 2, Leningradsky Prospekt , Moscow, 109544***
Telephone: ***214-9696***
Fax: ***214-5754***

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:

50.7 Date of transaction: ***20.03.2002***
Subject and description of transaction: ***Loan Agreement.***
Total amount (value) of funds received (spent) by the issuer under transaction: ***1 556 240 thousand rubles.***
Share of the amount (value) of funds received (spend) by the issuer under transaction in the issuer's assets: ***3.9%.***
Contracting parties and beneficiaries involved in the transaction:

50.7.1 Name: *MOBILE TELESYSTEMS FINANCE S.A.*
Postal address: ***3, Avenue Pasteur, L-2311 Luxembourg***
Telephone:
Fax:

Persons who in compliance with the legislation of the Russian Federation are interested in completion of the said transaction:
Authorized body of the issuer, which adopted a resolution to approve the conclusion of the transaction: ***the Board of Directors***
Date of the resolution to approve the conclusion of the transaction: ***14.11.2001***

51. Information on allocation of funds raised by the Issuer as a result of placement of issue-grade securities.

51.1 State registration number of the issue: ***1-02-04715-A***

Date of state registration: ***10.05.2000***

Total amount (value) of funds paid for securities on the date of completion of the reporting quarter: ***10 284 785 thousand rubles***

Amount (value) of funds used in the reporting quarter by each principal pattern of investment.

Acquisition of telecommunication equipment – 623 245 thousands rubles

Total amount (value) of funds used in the reporting quarter: ***623 245 thousand rubles***

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.

Information shall not be presented in a brief report.

53. Accounts receivable and payable of the Issuer and its subsidiaries for the reporting quarter.

Information shall not be presented in a brief report.

54. Issuer's financial investments.

Information shall not be presented in a brief report.

55. Other essential information on financial and economic activities of the Issuer.

None.

C. Information on Issuer's Securities

56. Information on the Issuer's shares.

Ordinal number of the issue: *1*

Category: ***common***

Securities form: ***registered non-documentary***

Par value of one share of the issue: ***0.1***

Number of securities in the issue: ***1 634 527 440***

Total amount of the issue: ***163 452 744***

Information on state registration of the issue:

Date of registration: ***27.04.2000***

Registration number: ***1-01-04715-A***

The body which performed the state registration: ***Federal Commission for the Securities Market of Russia, Moscow Regional Division***

Mode of placement: ***conversion at reorganization***

Placement period: ***01.03.2000 to 01.03.2000***

Current state of the issue: ***placement completed***

Number of actually placed securities according to the registered report on the results of the issue: ***1 634 527 440***

Information on the state registration of the report on results of the issue:

Date of registration: *27.04.2000*
The body which performed the state registration*: **Federal Commission for the Securities Market of Russia, Moscow Regional Division***

Limitations for circulation of securities of the issue (if any):
There are no limitations for circulation of securities of the issue. Shareholders are entitled to freely assign the shares owned by them, including by means of sale, gift, bequest, pledge, or otherwise alienate or encumber their shares in any way, without the consent of other Shareholders in accordance with applicable legislation, on condition of compliance with the provisions of the Charter.

Main markets where securities of the issue are traded:
There are no markets

Additional essential information on securities of the issue:
There is no other essential information on the securities.

Ordinal number of the issue: *2*
Category: ***common***
Securities form: ***registered non-documentary***
Par value of one share of the Issue: ***0.1***

Number of securities in the issue: ***358 798 710***
Total amount of the issue: ***35 879 871***

Information on the state registration of the issue:
Date of registration: ***10.05.2000***
Registration number: ***1-02-04715-A***
The body which performed the state registration: ***Federal Commission for the Securities Market of Russia, Moscow Regional Division***

Mode of placement: ***closed subscription***
Placement period: ***29.06.2000 to 24.07.2000***

Current state of the Issue: ***placement completed***
Number of actually placed securities according to the registered report on results of the issue: ***358 798 698***

Information on the state registration of the report on the results of the issue:
Date of registration: ***11.08.2000***
The body which performed the state registration*: **Federal Commission for the Securities Market of Russia, Moscow Regional Division***

Limitations for circulation of securities of the issue (if any):
There are no limitations for circulation of securities of the issue. Shareholders are entitled to freely assign the shares owned by them, including by means of sale, gift, bequest, pledge, or otherwise alienate or encumber their shares in any way, without the consent of other Shareholders in accordance with applicable legislation, on condition of compliance with the provisions of the Charter.

Market information on securities of the issue:

According to the license issued by the Federal Commission for the Securities Market of Russia, 345 244 080 MTS OJSC common registered shares participated in the program of issue of ADRs traded on the New York Stock Exchange.

Additional essential information on securities of the issue:
None

57. Information on Issuer's bonds.

No bonds issued.

D. Other Information on Issuer's Securities.

58, 59, 60. Rights of owners of Issuer's shares. Dividends on Issuer's shares.

58.1

Share Category: ***common***
Form of shares: ***registered non-documentary***
Full name of category/type of shares: ***common registered non-documentary shares***
Rights of an owner of shares of a specified category (type):
In addition to the rights provided by other articles of the Charter, Shareholders shall have the right to:

- ***freely assign the shares owned by them, including by means of sale, gift, bequest, pledge, or otherwise alienate or encumber their shares in any way, without the consent of other Shareholders in accordance with applicable legislation, on condition of compliance with the provisions of the Charter.***
- ***receive dividends;***
- ***participate in voting in praesentia and in absentia at general meetings of the company's shareholders on all issues within the competence of such meetings;***
- ***transfer voting rights to other Shareholders or to their own representatives pursuant to power of attorney;***
- ***nominate and elect candidates to managerial and supervisory bodies of the Company in the manner and on the terms established by the Charter;***
- ***in the manner and on the terms established by the Charter, submit for consideration of the managerial bodies of the Company, in accordance with their competence, proposals concerning the Company's activities, the state of its property, and the size of its profits and losses;***
- ***elect and be elected to managerial and supervisory bodies of the Company;***
- ***in the cases provided for by the Charter, elect the working bodies of the General Meeting of Shareholders;***
- ***demand calling of an extraordinary General Meeting of Shareholders or an unscheduled audit of the Company's activities by the audit commission of the Company ("Audit Commission") or by an independent auditor in the manner and on the terms established by the legislation of the Russian Federation and by the Charter;***
- ***demand redemption by the Company of some or all of the shares owned by them in the manner and in the cases established by the legislation of the Russian Federation and the Company's Charter.***
- ***in the event that the Company is liquidated, receive a portion of its property;***

- *have a free access to the Company's documents, in the manner established by the legislation of the Russian Federation and by the Charter, and to receive copies thereof for a reasonable fee;*
- *exercise other rights provided for by the Charter, the legislation of the Russian Federation, and resolutions of the General Meeting of Shareholders adopted in accordance with its competence.*

Dividends on shares of the specified category (type):
Period of time: ***2000, quarter I***
Dividend value per share (RUR): ***0.24***
Total amount of dividends calculated on shares of the specified category (type) (RUR): ***392 286 585.6***
Total dividend amount actually paid on shares of the specified category (type) (RUR): ***392 286 585.6***

Period: ***2000***
Dividend value per share (RUR): ***0.24***
Total amount of dividends calculated on shares of the specified category (type) (RUR): ***86 111 687.52***
Total dividend amount actually paid on shares of the specified category (type) (RUR): ***86 111 687.52***

Dividends on shares of the specified category (type) for which the due time for dividend payment has not come: ***0***

61. Limitations for circulation of securities .
See Items 56 and 57.

62. Other essential information on the Issuer's securities:
None

ATTACHMENT

Accounting Report
for 2000

MOBILE TELESYSTEMS
OPEN JOINT STOCK COMPANY

ORDER

01 March, 2000 Moscow

Procedure for accounting to be established and kept, for accounting statements to be drawn up and submitted as well as for relationship between the organization and outside users of accounting information (Accounting policy)

WHEREAS,

current accounting regulations and provisions and standards and instructions, issued by different state bodies, exist as follows:

- Approved MTS OJSC Budget
- Federal Law "On Accounting" Dated 21.11.1996 № 129-ФЗ
- Federal Law "On Putting in Force of RF Tax Code, Part I" Dated 06.08.1998, 148-149. Tax Code, Part I.
- RF Government Decree Dated 06.03.1998 № 283 "On Approval of Accounting Reform Program in conformity with international standards of financial statements" and Statute of Accounting (hereinafter referred to as "PBU") developed by RF Ministry of Finance:
  № 2/94 "Accounting of agreements (contracts) on capital construction",
  № 6/97 "Fixed Assets Accounting",
  № 1/98 "Accounting Policy of Organization",
  № 5/98 "Inventories Accounting",
  № 7/98 "Events after Accounting Date",
  № 8/98 "Conditional Facts of Economic Activity",
  № 4/99 "Accounting Statements"
  № 9/99 "Income of Organization"
  № 10/99 "Expenses of Organization"
  № 3/00 "Accounting of assets and liabilities with value expressed in foreign currency",
  № 11/00 "Information on Affiliated Entities",
  № 12/00 "Information on Segments".
- Accounting regulations (assumptions and requirements) for property isolation and continuity of organization activity, consistency in accounting policy application, time determination of economic activity (calculation principle), completeness, caution, content priority against form, non-contradictory and rationality specified by Statute of accounting and financial statements in the Russian Federation approved by the Order of the Ministry of Finance of the Russian Federation № 34н Dated 29.07.98 (hereinafter referred to as the "Statute № 34н").
- Plan of accounts and Instructions for account plan to be used (the Order of the Ministry of Finance of the USSR № 56 Dated 01.11.91 with amendments approved by the Order of the Ministry of Finance of the Russian Federation № 173 Dated 28.12.94). Operation plan of accounts which contains company's applicable accounts required for control accounting (in General Ledger) and accounting (in Subsidiary Ledger).

- Methodical Instructions on accounting of fixed assets (Order of RF Ministry of Finance Dated 28.03.2000 № 324).
- Decree of USSR Council of Ministers Dated 22 October, 1990 № 1072 "On common rates of depreciation charges for complete replacement of fixed assets of the USSR national economy" with explanations related to application of common rates of depreciation charges made in Letter of RF Ministry of Economy Dated 06.01.2000 № MB-6/6-17; "Russian Classifier of Fixed Assets" issued by RF Gosstandard.
- RF Government Decree Dated 05.08.1992 "On approval of the Statute of structure of costs for products (works, services) manufacturing and selling as well as of procedure of forming financial results to be accounted for profit tax" (edition Dated 31.05.2000).
- RF Government Decrees – to the extent of allowance and procedure for business trip and representative costs to be calculated (documents, dispatch and arrival time, etc.)
- Instructions of Pension Fund, Social and Medical Insurance and Employment Funds – to the extent of rates and procedure of allocation to the said Funds.
- Instructions of RF Ministry of Finance – to the extent of accounting statement content and structure and procedure of filling it in. Source accounting document forms applied to posting, forms for posting with non-standard source accounting documents and document forms for internal accounting reports (Order of RF Ministry of Finance Dated 13.01.2000 № 4н "On Forms of Organization's Accounting Statements").
- Procedure of cash-desk operation in the Russian Federation approved by Resolution of RF Central Bank № 40 Dated 22.09.93 to the extent of cash accounting (edition,1996).
- Statutes of clearing settlement approved by RF Central Bank № 14 Dated 09.07.92 to the extent of procedure for business accounting on settlements accounts and foreign currency accounts (edition, 1997).
- Methodical instructions for inventory of assets and financial liabilities approved by the Order of RF Ministry of Finance № 49 Dated 13.06.95 to the extent of procedure for inventory of assets and financial liabilities.
- Approved Statute on Mobile TeleSystems OJSC Subsidiary.

It is applied to any structural departments of the company (including ones with separate balance sheet) in spite of their location. Therefore subsidiaries or representative offices or any other departments of the company shall not be entitled to establish their own accounting systems.

NOW THEREFORE,

IT IS ORDERED:

HAVE THE FOLLOWING ACCOUNTING POLICY APPROVED FOR 2000:

- **Operation plan of accounts in conformity with requirements to accounting and statements completeness.**

- **Source accounting document forms for which standard source accounting documents forms are not specified as well as document forms for internal accounting statements.**

- **Methods of assets and liabilities and services evaluation.**

1. Assets (property) or liabilities or other facts of economic activity are subject to evaluation expressed in monetary units to be shown in accounting documents and statements.
2. Evaluation of assets purchased after payment shall be performed by actual costs summation.
3. Actual costs shall include costs for object of assets to be purchased, interest paid on commercial loan provided for the purchase, commissions (service cost) paid to supplier or foreign economic or other organizations, customs duties, charges for transportation or store or delivery performed by outside organizations and other expenses.
4. Determination of current market price shall be made on the basis of the price which exists for such or similar assets on the date of record for assets acquired free of charge. Information on the price existed shall be confirmed by documents or experts.
5. Cost of production shall be actual costs related to use of raw material, materials, fuel, energy, labour resources and other expenses in the production process for object of assets.
6. Other evaluation methods, including reservation method, can be applied in cases stipulated by legislation of the Russian Federation and normative acts of RF Ministry of Finance as well as by bodies authorized by Federal Law to regulate accounting process.
7. Entries on company's currency accounts as well as on transactions in foreign currency shall be made in ruble amounts calculated at the exchange rate of the Central Bank of the Russian Federation on the date of transaction. At the same time such entries shall be made in currency of settlements and payments.
8. Accounting of assets and liabilities and economic operations can be made in sums approximated to copeck integer. Differences in sums arisen in such cases shall be posted to company's financial results or income increase (cost decrease).

- **Proceeds calculation method for taxation purposes.**

1. **License № 14665 "Rendering of GSM 900 cellular radio phone communication services" (Moscow the City and Region)** – proceeds calculation method for tax imposed on shipment.
2. **License № 14663 "Rendering of GSM 900 cellular radio phone communication services" (Komi Republic)** – proceeds calculation method for tax imposed on shipment.
3. **License № 14664 "Rendering of GSM 900 cellular radio phone communication services" (Kostroma the City and Region)** – proceeds calculation method for tax imposed on shipment.
4. **License № 14662 "Rendering of GSM 900 cellular radio phone communication services" (Tver the City and Region)** – proceeds calculation method for tax imposed on shipment.
5. **License № 14453 "Rendering of GSM 900 cellular radio phone communication services" (Vladimir the City and Region)** – proceeds calculation method for tax imposed on shipment.
6. **License № 14456 "Rendering of GSM 900 cellular radio phone communication services" (Kaluga the City and Region)** – proceeds calculation method for tax imposed on shipment.

7. **License № 14454 "Rendering of GSM 900 cellular radio phone communication services" (Pskov the City and Region)** – proceeds calculation method for tax imposed on shipment.
8. **License № 14457 "Rendering of GSM 900 cellular radio phone communication services" (Ryazan the City and Region)** – proceeds calculation method for tax imposed on shipment.
9. **License № 14452 "Rendering of GSM 900 cellular radio phone communication services" (Smolensk the City and Region)** – proceeds calculation method for tax imposed on shipment.
10. **License № 14455 "Rendering of GSM 900 cellular radio phone communication services" (Tula the City and Region)** – proceeds calculation method for tax imposed on shipment.
11. **License № 14666 "Communication channels to be provided on a lease" (Moscow the City and Region)** – proceeds calculation method for tax imposed on shipment.
12. **License № 14680 "Communication channels to be provided on a lease" (in Regions)** – proceeds calculation method for tax imposed on shipment.
13. **License № 14668 "Rendering of local and long-distance telephone communication services"** - proceeds calculation method for tax imposed on shipment.
14. **License № 14667 "Rendering of telematics services"** - proceeds calculation method for tax imposed on shipment.
15. **License № 009421-2 "Entitlement for carrying out works specified in the list attached to this License"** (constructions) – proceeds calculation method for tax imposed on payment.

- **Inventory of assets (property) and liabilities.**

1. In order to provide trustworthiness of accounting documents and statements, organizations shall carry out inventory of assets and liabilities for their availability and condition and evaluation to be checked up and confirmed by appropriate documents in the course of inventory.
2. The order of inventory (the number and dates of inventories during accounting period, list of assets and liabilities to be accounted, etc.) shall be established by organization's Head until inventory is compulsory.
3. Inventory shall be compulsory in case of assets redemption or sale or to be leased, as well as on the eve of annual accounting statements to be drafted (until inventory of assets was carried out on 1 October of accounting year or later). Inventory of fixed assets can be carried out once within three years in case of financially responsible person replacement or embezzlement revealed or abuse or assets damage; in case of calamity or fire or any other extraordinary situation caused by extreme conditions; in case of company reorganization or liquidation as well as in any other case stipulated by legislation of the Russian Federation.
4. Differences between assets availability and accounting data revealed while carrying out inventory shall be posted in the following way: a) surplus of assets shall be posted according to its real cost as of the date of inventory and the appropriate sum shall be accounted on company's financial results; b) assets shortage or damage within the limit of natural loss shall be posted on expenses of manufacture or circulation (expenses), in case of extra-limit loss guilty persons shall be responsible. In case guilty persons are not revealed or in case of arbitration refusal in charging loss from such persons, such assets loss or shortage or damage shall be posted on financial results of commercial organization.

- **Document circulation procedure and accounting information processing technology.**

1. Source documents created in conformity with requirements of Statute "On documents and document circulation in accounting" № 105 shall be the basis for posting.
2. Source document circulation in accounting (document circulation: document creation or receiving of document from other enterprises or organization, document filing and processing and archiving) shall be regulated by a schedule.
3. Persons who create and sign documents shall be responsible for document circulation schedule to be followed as well as for documents to be created in time and of high quality and be timely transferred for posting and used in statements, for trustworthiness of document data.
4. Chief Accountant shall supervise document circulation schedule to be followed by executives of the enterprise.

   Chief Accountant requirements for transactions to be registered and for required documents to be presented to accounting department or its sectors shall be mandatory for any department or service of the enterprise in conformity with the Statute of Chief Accountant.

   - **Conditional fact of economic activity** (hereinafter referred to as "conditional fact") shall be considered a fact of economic activity as of the accounting date with uncertainty related to consequence of this fact or probability of occurrence of such facts in future. Conditional facts of economic activity include:

- court proceedings incomplete as of the accounting date in case the organization is a claimant or a defendant and a judgement is to be pronounced only in future accounting periods;

- unsettled as of the accounting date disagreements with taxation bodies related to payments to the budget;

- guaranties and other forms of liability securities issued before the accounting date in favour of third persons until maturity date has come;

- bills discounted before the bill accounting date if the time of repayment expires after the date of signing accounting statements;
- any actions of other organizations performed before the accounting date and resulted in compensation to be received by the organization in the amount which is subject to arbitration court;
- warranties made by the organization in relation to products sold by the organization during the accounting period or goods or works performed or services provided, etc.

Conditional facts can result in: conditional loss, conditional profit, conditional liability, conditional assets.

- **Event after the accounting date** shall be a fact of economic activity which has impacted or may impact to financial position or cash flow or organization activity performance and which occurred within a period between the accounting date and the date of signing accounting statements for the accounting year.

  Events after the accounting date shall include:

  Events which confirm economic environment for organization activity existed as of the accounting date:

  - assets evaluation made after the accounting date which demonstrated stable and significant reduction of assets cost determined as of the accounting date;
  - declaration of dividends by daughter and associated companies for the periods previous to the accounting date;

- a significant error in accounting revealed after the accounting date or breaking of the law by organization while performing its economic activity which resulted in misrepresentation of accounting statements for the accounting period, etc.

Events which confirm economic environment for organization activity occurred after the accounting date:

- approval of a resolution on reorganization of the organization;
- approval of a resolution on shares and securities to be issued;
- acquisition of an enterprise as a complex of property;
- a large-scale transaction connected to acquisition or retirement of fixed assets or financial investments;
- fire or accident or calamity or any other extraordinary situation resulted in destruction of significant part of organization's assets;
- cessation of significant part of the general activity of the organization until it could be predicted according to the status as of the accounting date;
- unpredictable change of exchange rate after the accounting date;
- government body actions (nationalization, etc.)

Accounting methods which are subject to disclosure in accounting statements.

- **Incomplete capital investments.**

1. Incomplete capital investments shall be costs of construction and installation works and costs for buildings or equipment or transport vehicles or tools or any other durable material objects to be purchased as well as costs of other capital works and expenses (design and development work, geological exploration and boring work, allotment of land and people move caused by construction, personnel training for newly established organizations, etc.) for which Acceptance Certificate is not performed.
2. Capital construction objects which are in interim operation shall be posted on incomplete capital investments till they are put into permanent operation.
3. Incomplete capital investments shall be posted on balance sheet according to actual costs incurred by investors.

- **Financial investments.**

1. Financial investments shall be investments made by the organization into government securities or bonds or any securities of other organizations or authorized (shareholders) capitals of other organizations as well as loans granted to other organizations.
2. Financial investments shall be accounted in the amount of investor's actual costs. The difference between actual cost of loan securities to be purchased and par value of loan securities within the period of circulation is allowed to be posted on financial results at flat rate according to revenue accrued on them, in case of a commercial organization, or on increase of costs, in case of a non-profit organization, or on decrease of financing facilities (funds), in case of a budget organization.
3. An organization which acts as a professional participant of securities market can revaluate investments in securities, purchased for the purpose of revenue to be received from securities sale, to the extent of quotation changes at the stock exchange.
4. Objects of financial investments (with the exception of loans) partly paid shall be shown in balance sheet assets as the total amount of their costs of purchase under

the agreement with unpaid amount to be posted on balance sheet liabilities as creditor indebtedness in case when the title for this object was passed to the investor. In other cases amounts paid for the object of financial investments to be purchased shall be posted on balance sheet assets as debtor indebtedness.

5. Investments made by the organization into other organizations shares quoted at the stock exchange with quotation regularly published shall be shown at marketing price in balance sheet drafted at the end of accounting year if the marketing price is lower than accounted one. In order to compensate devaluation of securities investments at the end of the accounting year a reserve shall be established on the basis of financial results in case of a commercial organization or of costs increase in case of a non-profit organization.

- **Fixed assets.**

1. Buildings and constructions or operation and power plant and equipment or instrumentation and regulation devices and arrangements or computers or transport vehicles or tools or production and economic implements and arrangements or any other fixed assets which price per a unit as of the date of purchase is a hundred times over a minimum monthly salary stipulated by legislation of the Russian Federation shall be accounted as fixed assets which are the totality of material valuables used as means of product manufacturing or work performance or service provision or organization management during period over 12 months or usual operation cycle in case it exceeds 12 months.
2. Capital investments into leased objects of fixed assets shall also be accounted as fixed assets.
3. Plots of land owned by the organization shall be accounted as fixed assets.
4. Completed capital investments in leased objects of fixed assets shall be accounted by a lessee as its own fixed assets in the amount of actual costs until other is specified by lease agreement.
5. Cost of organization's fixed assets shall be repaid by depreciation accumulated during a period of actual usage.
6. Accumulation of depreciation of fixed assets objects shall be made at the flat rate during a period of actual usage in conformity with Common standards of depreciation deductions for full renewal of fixed assets in the Russian Federation approved by Decree of the Government of the Russian Federation № 595 Dated 14.08.92.
7. Fixed assets shall be shown in balance sheet according to balance cost, i.e. according to actual costs for them to be purchased or constructed or produced with the deduction of accumulated depreciation.
8. Changes in primary cost of fixed assets in case of rebuilding or extra equipment or reconstruction or partial liquidation or revaluation of appropriate objects shall be detailed in attachments to balance sheet. The organization shall be entitled once a year (at the beginning of accounting year) to revalue fixed assets objects according to renewal cost by indexation or direct re-calculation according to market prices confirmed by documents with arisen differences posted on the account of organization's additional capital until other is stipulated by legislation of the Russian Federation.
9. Articles which cost per a unit as of the date of purchase does not exceed a hundred times of a minimum monthly salary stipulated by legislation of the Russian Federation (on the basis of its cost under the agreement) in spite of the period of their actual usage shall not be accounted as fixed assets but shall be accounted as floating assets or articles of small value or other values.

10. Head of the organization shall be entitled to establish smaller limit for cost of articles to be accounted as floating assets in spite of their cost and actual period of usage as follows: special tools and arrangements or dedicated tools and arrangements to be used in production of arrangements to fixed assets or uniform to be distributed among organization's employees or tools and arrangements which manufacturing costs accounted as overhead costs.
11. Cost of articles transferred to be produced or operated shall be repaid by organization in the form of accumulated depreciation.
12. Depreciation of articles mentioned above shall be accumulated at the rate of 100 % when articles are transferred to be operated. Articles of small value or quick-depreciated which costs per a unit are within 1/20-th of the established limit can be written off to the extent of transfer of such articles to be produced or operated without accumulation of such articles depreciation.
13. Accumulation of depreciation of articles transferred to be produced or operated shall be made in spite of results of organization economic activity in the accounting period.

- **Intangible assets.**

1. Rights, software, databases, patents for an invention, industrial samples, trade marks or license agreement for trade mark to be used, rights for know-how and others shall be accounted as intangible assets used in economic activity during a period over 12 months and profitable.
2. Moreover, organization costs (costs related to legal entity establishment considered as contribution of participants (shareholders) into the Authorized Capital under Articles of Association as well as organization's goodwill shall be accounted as intangible assets.
3. Cost of intangible assets object shall be repaid by depreciation accumulated during a period of actual usage.
4. For objects with cost, which is repaid, accumulated depreciation shall be calculated on the basis of norm calculated according to their actual usage.
5. As of intangible assets for which period of actual usage is impossible to be determined, accumulated depreciation shall be specified for ten years (but in any case it shall not exceed a period of organization activity).
6. Intangible assets depreciation shall be accumulated in spite of results of organization activity during accounting period.
7. Intangible assets shall be shown in balance sheet according to balance cost, i.e. according to actual costs for intangible assets to be purchased or manufactured or elaborated for planned purposes with the deduction of depreciation accumulated and raw materials and other materials and finished products.

- **Accounting of production stock and goods**

1. Raw and auxiliary materials, fuel, OEM products, spare parts and other material resources shall be shown in balance sheet according to their actual costs.
2. Actual cost of material resources shall be calculated on the basis of actual charges for them to be purchased or manufactured.
3. Actual costs of material resources (goods), which are written off to be used in production, shall be calculated on FIFO method.
4. Goods of the organization shall be shown in balance sheet according to their cost to be purchased.

5. In case of goods sale, their costs can be written off according to the method of evaluation on the basis of actual costs of material resources which are written off to be used in production.
6. Shipped goods, accepted works and provided services shall be shown in balance sheet according to their actual costs including production costs and costs related to services to be provided which are compensated by contractual price.

- **Incomplete production and deferred expenses.**

1. Communication equipment which is not put through all stages (phases) specified by technological process as well as product not completed or tested or accepted shall be accounted as incomplete production.
2. Incomplete production in mass or serial production can be shown in balance sheet according to actual production costs or direct costs.
3. In case of single-piece production incomplete production shall be shown in balance sheet according to actual costs.
4. Costs incurred by the organization during the accounting period but related to following accounting periods shall be shown in balance sheet separately as deferred expenses and shall be written off according to the order established by the organization (at flat rate, in proportion to volume of services provided, etc.) during period they are related to.

- **Capital and reserves**

1. Authorized capital, additional and reserve capital, retained profit and other reserves shall be accounted as parts of organization's own capital.
2. Amount of Authorized capital registered in foundation documents as aggregate amount of contributions (portions, shares) by shareholders (participants) of the organization shall be shown in balance sheet.
3. Authorized capital and actual shareholder (participant) indebtedness of contributions to the Authorized capital shall be shown in balance sheet separately.
4. Sum before the evaluation of fixed assets or capital construction objects or other material objects of organization's property with the actual usage period over 12 months carried out in stipulated order, values received by the organization free of charge, sum received as extra sum over par value of placed shares (income of stock company from issued shares) and other similar sums shall be accounted as additional capital and shall be shown in balance sheet separately.
5. Reserve fund established under legislation of the Russian Federation to cover organization's loss shall be shown in balance sheet separately.
6. The organization when writing off bad debt reserve fund for settlement with other organizations and customers for communication services shall post reserve amounts on organization's financial results.
7. Indebtedness of the organization, which is not repaid within the term stipulated in an agreement and properly ensured, shall be accounted as bad debt.
8. Bad debt reserve shall be established on the basis of organization account receivable inventory to be carried out.
9. Reserve amount shall be determined separately on each bad debt depending on debtor financial condition (solvency) and estimation of probability for such debt to be repaid partly or to the full extent.
10. In case any part of bad debt reserve is not used by the end of accounting period followed the year of such reserve establishment, unspent sums shall be added to

financial results when drafting balance sheet as of the end of the accounting period.

11. Currency account differences arisen on the basis of change of legal exchange rates in relation to Russian Ruble shall be posted on the account 83 "Deferred incomes". In the end of the accounting period balance of account 83 shall be written off from account 83 to account 80 "Profits and Losses".
12. Balance of funds or other reserves established by the organization, in conformity with foundation documents or approved accounting policy, on the basis of profit left at its disposal (retained profit) shall be separately shown in balance sheet.
13. For the purpose of deferred expenses to be included into costs of production and circulation at flat rate during the accounting period the organization is entitled to establish reserves for forthcoming payment for employees' holidays or fixed assets repair or repair and maintenance under warranty or covering other planned expenses or for other purposes stipulated by legislation of the Russian Federation and standard legal acts of the Ministry of Finance of the Russian Federation. Balance of reserves, carried over the following year and determined under the rules of accounting regulation system normative acts, shall be shown in balance sheet as of the end of accounting period on a separate line.
14. Profit after tax and other payments shall be at full Company's disposal. MTS OJSC independently forms content, application, sources and procedure for funds to be established and used.

- **Settlements with debtors and creditors.**

1. Settlements with debtors and creditors shall be shown by each party in its accounting statement in amounts derived from accounting entries and considered to be true. Indebtedness under received loans shall be shown with due interests as of the end of the accounting period.
2. Amounts on settlements with banks and budget shown in accounting statements shall be agreed with appropriate organizations and be identical. Outstanding amounts under these settlements are not allowed in balance sheet.
3. Currency balance on currency accounts of the organization, other monetary facilities (including monetary documents), short-dated securities, debtor or creditor indebtedness in foreign currency shall be shown in balance statements in Ruble amounts calculated at the exchange rate of the Central Bank of the Russian Federation as of the accounting date.
4. Penalties or fines acknowledged by a debtor or due under judgement shall be posted to commercial organization financial results or to increase in income (decrease in costs) for a non-profit organization or to increase (decrease) in financing (funds) for a budget organization and they shall be shown in balance sheet of a receiver or a payer in appropriate debtor or creditor lines till they are received or paid.
5. Account receivable with expired period of limitation and other bad debts shall be written off from each obligation on the basis of inventory data and commentary in writing and an order of the head of the organization and shall be posted on an account of bad debt reserve or on financial results.
6. A debt written off to losses due to debtor's insolvency shall not be annulment of indebtedness. This indebtedness shall be shown in balance sheet during five years from the date of writing off in order to be charged in case of debtor financial condition change.
7. Account payable and indebtedness under deposit with expired period of limitation shall be written off from each obligation on the basis of inventory data and

commentary in writing and an order of the head of the organization and shall be posted on financial results.

- **Transaction and operation accounting.**

1. Any transaction or operation made by the organization shall be confirmed by documents. These documents shall be source documents to be the basis for accounting.
2. Requirements of Chief Accountant (persons involved in accounting activity hereinafter referred to as "Chief Accountant") on transaction documentary registration as well as on submission of such documents and information to accounting department shall be met by any employee of the organization.
3. The following information is requested to be included into source accounting documents : title of document (form), form code, date of document, name of organization on behalf of which such document is drawn, transaction description, measure of transaction (both physical and monetary), titles of persons responsible for transaction performance and proper registration, signatures and names in printed letters (including computer-based documents).
4. Source documents are accepted to be accounted if they are performed according to a standard form contained in albums of source document standard forms; documents performed in a form not stipulated in such albums shall be approved by President of the organization and include requested information in conformity with the requirements.
5. Additional information can be included into source accounting documents depending on transaction type, normative act requirements, methodical accounting instructions and accounting information processing technology.
6. Transaction performance documents related to monetary facilities shall be signed by Head and Chief Accountant of the organization or duly authorized persons.
7. Financial and settlement documents or financial and loan obligations shall be invalid and not be accepted to be performed until they are signed by Chief Accountant or duly authorized person (until such documents are signed by a head of Federal Administration body and performed according special instructions of the Ministry of Finance of the Russian Federation). Financial and loan obligations shall be documents for organization financial investments to be performed or loan agreements or agreements signed under commodity and commercial credit.
8. In case of dispute between Head and Chief Accountant of the organization concerning performance of any transaction, source documents related to such transaction can be accepted to be processed under a written order by organization head who shall be responsible to the full extent for performance and consequences of such transactions as well as for data on them to be included into accounting documents and statements.
9. Source accounting document shall be drawn up while making a transaction or, if it is impossible, as soon as a transaction has been made.
10. Prior drawing up a source document to a customer to make payment for MTS OJSC services a pilot source document shall be generated via CBOSS Copyright © SoftPro to be looked through and approved by Chief Accountant and Financial Control Chief or duly authorized persons. Chief of Billing Service shall be responsible for this paragraph to be performed.
11. In case of selling goods, products, works or services with the use of cash desks, a source account form is permitted to be performed on the basis of cashed checks at least once a day as soon as a working day is over.
12. Creation of source accounting documents, an order and time of such documents transfer to be accounted shall be made in accordance with the schedule for

documents circulation approved for the organization. Timely and high quality performance of source accounting documents, transfer of them to be accounted within due time as well as trustworthiness of data contained in such documents shall be provided by those persons who drew up and signed these documents.

13. Amendments are not permitted to be input in cash checks or banking documents. Amendments can be input in other source accounting documents but only by consent of the persons who drew up and signed these documents; the amendments shall be verified by signatures of those persons with the date of the amendments.
14. In order to control and regulate transaction data processing, consolidated accounting documents can be drawn up on the basis of source accounting documents.
15. Source and consolidated accounting documents can be performed both as hardcopies and on data medium. In case of the latter, the organization shall produce hardcopies of such documents, at its own account, for other participants of transactions as well as on request of control bodies which act under legislation of the Russian Federation or of a court or Public Prosecutor Office.
16. Accounting registers are set for systematic classification and accumulation of information contained in accepted source accounting documents to be posted and shown in accounting statements.
17. Accounting registers can be kept in special books (ledgers), on separate lists or cards, computer-based documents as well as on computer data medium. In case of keeping of accounting registers on computer-based medium, there shall be provided capability for such accounting registers to be printed out as hardcopies.
18. Accounting register formats are designed and recommended by the Ministry of Finance of the Russian Federation or bodies entitled under the federal legislation to regulate accounting process or federal administration bodies or organization provided they follow common accounting principles.
19. Transactions shall be posted in chronological sequence and entered on appropriate accounts.
20. Persons who drew up and signed accounting registers shall be responsible for transactions to be posted in a right way.
21. When being kept, accounting registers shall be prevented from unauthorized amendments. Any amendment in accounting register shall be substantiated and verified by signature of a person who made the amendment with a date of the amendment.
22. Content of accounting registers or internal accounting statements shall be a commercial secret and in cases specified by legislation of the Russian Federation it shall be the state secret.
23. Persons authorized to access information contained in accounting registers or internal accounting statements shall treat this information as the commercial or state secret. In case of disclosure of such information these persons shall be responsible under legislation of the Russian Federation.

- **Invoice Making Out**

1. Invoices shall be made out strictly in accordance with the Decree of RF Government № 108 Dated 02.02.98 (Annex № 1) and certified by organization's (enterprises') stamp which was duly registered and specified in Foundation documents of this organization (enterprise) and with the Letter issued by the State Taxation Inspection for Moscow № 30-08/24408 Dated 07.08.98.
2. In case of necessity invoices can be signed by other responsible persons authorized under an order issued in the organization.

- **Order for Accounting Statement Submission**

1. Organizations shall submit annual accounting statements under the Foundation documents to Shareholders, organization members and owners of its assets as well as to a local body of the State Committee of Statistics located at the place of organization registration. As far as administration bodies or banks or other users concerned, accounting statements shall be submitted under legislation of the Russian Federation. The organization shall submit one copy of accounting statements to each specified address free of charge.
2. Organizations shall submit annual accounting statements in accordance with formats specified in paragraph 30 hereof. Non-submission of Cash Flow Statement is permitted for small enterprises and non-profit organizations. Moreover, small enterprises are entitled not to submit Annex to Balance Sheet, other Annexes and Explanatory Note.
3. Organizations shall submit annual accounting statements within 90 days after the end of the year, until other is stipulated by legislation of the Russian Federation, and quarterly accounting statements, in cases stipulated by legislation of the Russian Federation, within 30 days after the end of the quarter. Within the stipulated terms the exact date for accounting statements to be submitted shall be fixed by Shareholders (members) of the organization or General Shareholders meeting. Annual accounting statements shall be submitted not earlier than 60 days after the end of accounting year. Annual accounting statements to be submitted shall be approved in accordance with the order stipulated by Foundation documents of the organization.
4. In cases stipulated by legislation of the Russian Federation the organization shall publish accounting statements and audit opinion summary. Accounting statements publication shall have been performed by 1 June of the year following the accounting year until other is stipulated by legislation of the Russian Federation. An order for accounting statements to be published shall be stipulated by the Ministry of Finance of the Russian Federation or bodies authorized by Federal law to regulate accounting process.

- **General Rules for Consolidated Accounting Statements**

1. Any organization which has daughter or associated companies shall draft, in addition to its own accounting statements, consolidated accounting statements with financial results of accounting statements of daughter and associated companies located in the Russian Federation or abroad included in it according to the order stipulated by the Ministry of Finance of the Russian Federation.
2. Responsibility of persons signed consolidated accounting statements shall be stipulated by legislation of the Russian Federation.

- **Archiving of Accounting Documents**

1. The organization shall archive source accounting documents, accounting registers and accounting statements during a period specified in accordance with the state archive regulations, in any case such period shall be at least five years.
2. Operation plan of accounts, other accounting documents, coding procedures, software for data processing (with indication of time when they were used) shall be archived by the organization during at least five years after the accounting year when they were used for the last time.
3. Source accounting documents can be withdrawn only by inquiry or investigation or prosecution bodies, taxation inspection or police on the basis of their

resolutions under legislation of the Russian Federation. Chief Accountant or other duly authorized person of the organization shall be entitled, with the permission and at presence of representatives of the bodies which withdraw documents, to make copies of such documents with indication of withdrawal reason and date.

4. Head of the organization shall be responsible for source accounting documents, accounting registers and accounting statements to be archived.

Particular accounting features provided for the purpose of taxation in subsidiaries and other separate departments:

1. Location of MTS OJSC subsidiaries and other separate departments (hereinafter referred to as "departments") shall be places of business of the Company via company's departments which should perform their duties on taxes and levies to be paid under the current federal or regional or local law.

2. Income tax amount shall be determined by the head organization according to a profit share related to department calculated in proportion to its wages fund and the cost of fixed production assets on the basis of RF Government Decree Dated 01.07.95 № 660.

3. Assets tax shall be calculated by the head organization and charged at the appropriate rate to budget of RF subject related to the location of department and from the bank account of department.

4. Value Added Tax shall be calculated and paid by department under the law № 1992-1 Dated 06.12.91 "On Value Added Tax", i.e. duty on tax payment occurs in case of independent selling goods, works or services by department.

   Selling of goods shall be considered independent for the purpose of taxation if a head of department entered into a transaction on goods (works, services) to be sold, on the basis of Power of Attorney issued according to a duly procedure, and if monetary facilities paid for goods (works, services) under this transaction were passed to department's account or entered to department's cash-desk (in compliance with the Letter of Moscow Department of Moscow Taxation Inspection Dated 09.03.2000 № 02-14 /8927/).

5. ***Taxes to highway fund (with the exception of highway-user tax) shall be calculated and paid only by the head organization.***

   Highway-user tax shall be calculated by the head organization. Partly this tax shall be paid by the head organization to the federal budget and the other part of this tax is subject to payment to the local budget from department's bank account.

6. ***Housing maintenance and social amenities tax is a local tax. Calculation and payment of this tax shall be made by departments in conformity with local administration resolutions or orders (Resolution by Vladimir City Council of People's Deputies № 80 Dated 25.07.96, Resolution by Kaluga City Duma № 30 Dated 25.07.97, Order by Pskov City Duma № 148 Dated 30.03.99, Resolution by Ryazan City Council № 112 Dated 16.03.00, Resolution by Smolensk City Council № 195 Dated 15.03.98, Resolution of Tula Administration Head № 195 Dated 21.03.94).***

7. ***Calculation and payment of advertising tax shall be made by departments in compliance with local administration resolutions or orders.***

8. *Procedure for a sales tax to be calculated and paid shall be specified by local control bodies. A sales tax is not charged in Kaluga and Ryazan Regions where MTS OJSC departments are located.*
9. *Insurance or any other contributions to off-budget funds shall be made in cases when insurance contribution payer is an employer, i.e. entity's department entitled to employ and fire and independently calculate salary to employees.*

M.A. Smirnov
MTS OJSC President

Agreed by :

V.I. Kondratiev
Chief Accountant

E.G. Goncharenko
Deputy Chief Accountant

E.Yu. Shatalova
Deputy Chief Accountant

N.V. Ovsienko
Deputy Chief Accountant

The Balance Sheet

		Codes
	Form # 1, OKUD	0710001
as of **January 1, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	52300
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

ASSETS	Line code	At the beginning of the accounting period	At the end of the accounting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible Assets (04, 05)	110	382 795	1 119 571
Patents, licenses, trade marks (brand names), other rights and assets similar to those specified	111	382 795	1 119 571
Organization expenses	112	-	-
Goodwill	113	-	-
Fixed Assets (01, 02, 03)	120	2 496 697	6 030 908
Land and natural resources	121	-	-
Buildings, machinery and equipment	122	2 496 697	6 030 908
Construction in Progress (07, 08, 16, 61)	130	828 909	2 300 034
Earning Investments in Tangible Values (03)	135	-	-
Property let out on lease	136	-	-
Property let out on lease under rental agreement	137	-	-
Long-term Financial Investments (06, 82)	140	358 135	801 315
Investments in subsidiaries	141	-	467 730
Investments in associated companies	142	-	333 185
Investments in other organizations	143	-	400
Loans granted to organizations for a period longer than 12 months	144	-	-
Other long-term financial investments	145	358 135	-
Other Non-Current Assets	150	-	-
Section I TOTAL	190	4 066 536	10 251 828
II. CURRENT ASSETS			
Inventories	210	857 020	1 333 710
Raw materials, materials and other items of a similar nature (10, 12, 13, 16)	211	103 841	206 773
Animals for breeding and fattening (11)	212	-	-
Work in process costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	350 633	474 130
Finished goods and goods available for resale (16, 40, 41)	214	268 884	454 337
Goods shipped (45)	215	-	-
Deferred expenses (31)	216	133 662	198 470
Other inventories and costs	217	-	-
Value Added Tax on Acquisitions (19)	220	291 042	520 689
Accounts Receivable (payments due in more than 12 months after the reporting date)	230	-	-
Buyers and customers (62, 76, 82)	231	-	-
Notes receivable (62)	232	-	-
Indebtedness of subsidiaries and associated companies (78)	233	-	-
Advances issued (61)	234	-	-
Other debtors	235	-	-
Accounts Receivable (payments due within 12 month after the reporting date)	240	1 014 578	1 429 550
Buyers and customers (62, 76, 82)	241	926 302	1 414 869
Notes receivable (62)	242	-	-
Indebtedness of subsidiaries and associated companies (78)	243	-	-
Indebtedness of participants (founders) regarding contributions to the authorized capital (75)	244	-	-
Advances issued (61)	245	-	-
Other debtors	246	88 276	14 681

Short-term Financial Investments (56, 58, 82)	250	378 903	542 381
Loans granted to organizations for a period shorter than 12 months	251	378 903	542 381
Own shares, repurchased from shareholders	252	-	-
Other short-term financial investments	253	-	-
Monetary Assets	260	264 832	6 917 847
Cash (50)	261	234	697
Settlement accounts (51)	262	92 296	128 298
Foreign currency accounts (52)	263	149 902	6 643 649
Other monetary assets (55, 56, 57)	264	22 400	145 203
Other Current Assets	270	-	-
Section II TOTAL	290	2 806 375	10 744 177
BALANCE (total lines 190 + 290)	300	6 872 911	20 996 005

LIABILITIES	Line code	At the beginning of the accounting period	At the end of the accounting period
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized Capital (85)	410	62 866	199 333
Additional Capital (87)	420	153 557	17 440 385
Reserve Capital (86)	430	8 120	-
Reserves created in accordance with the Legislation	431	8 120	-
Reserves created in accordance with the Foundation documents	432	-	-
Social sphere fund (88)	440	1 119 806	-
Special purpose financing and receipts (96)	450	-	-
Retained earnings of past years (88)	460	2 556 040	-
Uncovered loss of past years (88)	465	-	-
Retained earnings of the accounting year (88)	470	-	136 431
Uncovered loss of the accounting year (88)	475	-	-
Section III TOTAL	490	3 900 389	17 776 149
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	1 419 461	
Bank loans redeemable more than 12 months after the reporting date	511	1 419 461	
Borrowings redeemable more than 12 months after the reporting date	512	-	-
Other long-term liabilities	520	-	-
Section IV TOTAL	590	1 419 461	-
V. CURRENT LIABILITIES			
Borrowings and loans (90, 94)	610	-	-
Bank loans redeemable within 12 months after the reporting date	611	-	-
Borrowings redeemable within 12 months after the reporting date	612	-	-
Accounts Payable	620	1 541 494	3 213 670
Suppliers and contractors (60, 76)	621	946 887	1 201 235
Notes payable (60)	622	-	-
Payables to subsidiaries and associated companies (78)	623	-	-
Payables to the company employees (70)	624	-	310
Debt to the state off-budget funds (69)	625	-	302
Debt to the budget (68)	626	61 274	743 305
Advances received (64)	627	533 333	1 268 518
Other creditors	628	-	-
Income payable to the participants (founders) (75)	630	9 820	6 186
Unearned revenues (83)	640	1 747	-
Reserves for deferred expenses (89)	650	-	-
Other current liabilities	660	-	-
Section V TOTAL	690	1 553 061	3 219 856
BALANCE (total lines 490 + 590 + 690)	699	6 872 911	20 996 005

REFERENCE
ON THE ITEMS AVAILABLE AND ACCOUNTED FOR IN OFF-BALANCE ACCOUNTS

Indicator	Line code	At the beginning of the accounting	At the end of the

		period	accounting period
1	2	3	4
Lease of fixed assets (001)	910	-	-
Including leasing	911	-	-
Inventory holdings accepted for storing and to be accounted for (002)	920	-	-
Goods accepted on commission (004)	930	-	-
Liabilities of insolvent debtors written off into losses (007)	940	464 153	490 704
Security for liabilities and payments received (008)	950	-	-
Security for liabilities and payments issued (008)	960	-	17 905
Housing facilities depreciation (014)	970	-	-
Depreciation of external improvement objects and other items of a similar nature (015)	980	-	-

INCOME STATEMENT

		Codes
	Form # 2, OKUD	0710002
as of **January 1, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

Shipment-related

Indicator	**Line code**	**For the accounting period**	**For a similar period of the last year**
1	2	3	4
I. Revenues and expenses from ordinary activities			
Revenues (net) from sale of goods, products, works, services (less) value added tax, excise tax and similar obligatory payments	10	16 141 537	9 011 440
Cost of goods, products, works, services sold	20	8 494 025	4 500 886
Gross profit	29	7 645 712	4 510 554
Commercial expenses	30	614 167	-
Administrative expenses	40	-	-
Profit (loss) from sales (lines (010 – 020 – 030 – 040))	50	7 033 345	4 510 554
II. Operating revenues and expenses			
Interest receivable	60	129 311	-
Interest payable	70	-	-
Income from participation in other organizations	80	181	-
Other operating revenues	90	20 851	-
Other operating expenses	100	365 544	243 322
III. Non-sales revenues and expenses			
Non-sales revenues	120	108 830	223 052
Non-sales expenses	130	479 632	926 383
Profit (loss) before taxes (lines 050 + 060 - 070 + 080 + 090 – 100 +120 – 130)	140	6 447 342	3 563 901
Tax on profit and other obligatory payments of a similar nature	150	1 446 710	316 925
Profit (loss) from ordinary activities	160	5 000 632	3 246 976
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	587	-
Extraordinary expenses	180	-	-
Net income (retained earnings (loss) for the accounting period) (lines (160 + 170 – 180))	190	5 001 219	3 246 976

CAPITAL FLOW STATEMENT

		Codes
	Form # 3, OKUD	0710003
as of **January 1, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

Indicator	Line code	Beginning of year balance	Received in the reporting year	Spent (used) in the reporting year	End of year balance
1	2	3	4	5	6
I. OWNER'S EQUITY					
Authorized (pooled) capital	010	62 866	136 467	-	199 333
Additional capital	020	153 557	17 286 828	-	17 440 385
Increase in the assets value due to revaluation	021	-	-	-	-
Reserve Fund	030	-	-	-	-
	040	-	-	-	-
Retained earnings of past years	050	2 556 040	-	2 556 040	-
Accumulation funds, total	060	-	-	-	-
Social sphere funds	070	1 119 806	-	1 119 806	-
	080				
Special purpose financing and receipts from the budget	090	-	-	-	-
Special purpose financing and receipts from industry branches off-budget funds and inter-industry off-budget funds, total	100	-	-	-	-
Section I TOTAL	130	3 900 389	17 423 295	3 683 966	17 639 718
II. OTHER FUNDS AND RESERVES					
Consumption funds, total	140	-	-	-	-
Reserves for future expenses and payments, total	150	-	-	-	-
Estimated reserves, total	160	-	-	-	-
	170				
Section II TOTAL	180	-	-	-	-

REFERENCES

Indicator	Line code	Beginning of year balance	End of year balance
1	2	3	4
1) Net Assets	185	3 611 094	17 255 460
		From the budget	**From industry branches and inter-industry funds**
		3	4
2) Received for purposes of:			
Capital investments financing	191	-	-
Research and development financing	192	-	-
Compensation of losses	193	-	-
Social development	194	-	-
Other purposes	195	-	

CASH FLOW STATEMENT

		Codes
	Form # 4, OKUD	0710004
as of **January 1, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	52300
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

Indicator	Line code	Total amount	Of this amount		
			Operating activities	Investing activities	Financing activities
1	2	3	4	5	6
1. Beginning of year cash balance	010	243 542	x	x	x
2. Total cash received	020	190 729 923	190 729 742	181	-
including:					
Proceeds from sales of goods, products, works, and services	030	23 635 429	23 635 429	x	x
Proceeds from sales of fixed assets and other assets	040	2 011 779	2 011 779	-	-
Advances received from buyers (customers)	050	25 582 234	25 582 234	x	x
Budget allocations and other special purpose financing	060	-	-	-	-
Free of charge	070	-	-	-	-
Credits, loans	080	3 889 091	3 889 091	-	-
Dividends and interest on financial investments	090	181	x	181	-
Other receipts	110	135 527 908	135 527 908	-	-
3. Cash allocated, total	120	184 197 767	164 873 758	18 581 106	-
Including on:					
Payments for goods, works and services purchased	130	21 378 761	21 378 761	-	-
Remuneration of labor	140	497 906	x	x	x
Allocations to social needs	150	244 997	x	x	x
Payment of accountable cash amounts	160	24 421	24 421	-	-
Advances issued	170	5 156	5 156	-	-
Payment for the share in construction	180	-	x	-	x
Machinery, equipment and transport facilities	190	18 247 662	x	18 247 662	x
Financial investments	200	2 266 352	2 266 352	-	-
Payment of dividends and interest	210	333 444	x	333 444	-
Settlements with the budget	220	17 983 435	17 983 435	x	-
Payment of interest under received credits and loans	230	749 529	749 529	-	-
Other payments, transfers, etc.	250	122 466 104	122 466 104	-	-
4. Cash balance at the end of the reporting period	260	6 775 698	x	x	x
Reference information:					
Total receipts of cash payments from line 020 (except the data in line 100)	270	10 396 762			
Including in settlements:					
With legal entities	280	-			
With natural persons	290	10 396 762			
of which with the use of					
Cash-registers	291	10 396 762			
Strict accounting forms	292	-			
Cash					
Received from bank by the cash department of the organization	295	12 424			
Handed over to the bank by the cash department of the organization	296	10 396 762			

ATTACHMENT TO THE BALANCE SHEET

		Codes
	Form # 5, OKUD	0710005
as of **January 1, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	52300
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

1. FLOW OF BORROWED FUNDS

Indicator	Line code	Beginning of year balance	Received	Repaid	End of year balance
1	2	3	4	5	6
Long-term bank loans	110	1 419 461	-	1 419 461	-
Including those outstanding	111	-	-	-	-
Other long-term loans	120	-	-	-	-
Including those outstanding	121	-	-	-	-
Short-term bank loans	130	-	-	-	-
Including those outstanding	131	-	-	-	-
Bank loans to employees	140	-	-	-	-
Including those outstanding	141	-	-	-	-
Other short-term loans	150	-	-	-	-
Including those outstanding	151	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line code	Beginning of year balance	*Liabilities* assumed	*Liabilities* repaid	End of year balance
1	2	3	4	5	6
Accounts receivable:					
Short-term	210	1 014 578	47 429 428	47 014 456	1 429 550
Including outstanding	211	-	-	-	-
Of which more than 3 months overdue	212	-	-	-	-
Long-term	220	-	-	-	-
Including outstanding	221	-	-	-	-
Of which more than 3 months overdue	222	-	-	-	-
from line 220 receivables (payments are expected in more than 12 months after the reporting date)	223	-	-	-	-
Accounts payable:					
Short-term	230	1 541 494	60 159 755	58 487 579	3 213 670
Including outstanding	231	-	-	-	-
Of which more than 3 months overdue	232	-	-	-	-
Long-term	240	-	-	-	-
Including outstanding	241	-	-	-	-
Of which more than 3 months overdue	242	-	-	-	-
From line. 240 payables (payments are expected in more than 12 months after the reporting date)	243	-	-	-	-
Collaterals:					
Received	250	-	-	-	-
Including those from the third parties	251	-	-	-	-
issued	260	-	-	-	-
Including those to third parties	261	-	-	-	-

REFERENCES TO SECTION 2

Indicator	Line code	Beginning of year balance	Liabilities assumed	Liabilities repaid	End of year balance
1	2	3	4	5	6
1) Flow of notes					
Notes issued	262	-	-	-	-
Including those outstanding	263	-	-	-	-
Notes received	264	-	-	-	-
Including those outstanding	265	-	-	-	-
2) receivables supplied products (works, services), at cost	266	-	-	-	-
		For the reporting year		For the previous year	
1	2	3		4	
3) receivables written off to financial results	267	26 640		465 523	
Including at the expiration of the deadline period	268	26 640		465 523	

4) A list of organizations – debtors having the largest indebtedness

Name of organization	Line code	End of year balance	
		Total	Including those 3 month overdue
1	2	3	4
OOO "Siemens"	270	118 338	-
OOO "Kompania passazhir"	271	2 163	-
3AO "SI Kompleks International"	272	1 219	-
OOO "Tsenturion L"	273	937	-
3AO "Sistema Gals"	274	14 333	-
OAO "Rastr"	275	7 808	-

3. DEPRECIABLE ASSETS

indicator	Line code	Beginning of year balance	Received (introduced)	Disposed	End of year balance
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual (industrial) property objects	310	-	-	-	-
Including the rights arising from:					
Author's and other agreements relating to works of science, literature, works of art and objects of related rights, to computer software, databases, etc.	311	-	-	-	-
Patents for inventions, production prototypes, selection achievements, certificates for useful models, trade marks and service marks, or license agreements relating thereof	312	-	-	-	-
Know-how rights	313	-	-	-	-
Right to use separate natural resources	320	-	-	-	-
Organization expenses	330	-	-	-	-
Company Goodwill	340	-	-	-	-
Other	349	477 182	887 557	10 109	1 354 630
Total (total lines 310 + 320 + 330 + 340 + 349)	350	477 182	887 557	10 109	1 354 630
II. FIXED ASSETS					
Land and natural resources	360	-	343	-	343
Buildings	361	106 673	148 920	390	255 203
Constructions	362	1 480 392	1 640 810	378 604	2 742 598
Machinery and equipment	363	1 100 531	2 743 850	172 534	3 671 847

Transport facilities	364	15 019	44 404	2 548	56 875
Stores and supplies and household equipment	365	6 683	13 260	170	19 773
Workstock	366	-	-	-	-
Livestock	367	-	-	-	-
Long-term planting	368	-	-	-	-
Other fixed assets categories	369	2 201	8 637	-	10 838
Total (total lines 360 - 369)	370	2 711 499	4 600 224	554 246	6 757 477
including:					
Production	371	2 709 298	4 591 244	554 246	6 746 296
Non-production	372	2 201	8 980	-	11 181
III. ITEMS OF HIGH WEAR AND LOW UNIT COST, TOTAL	380				
including:					
at the warehouse	381				
in use	382				

REFERENCE TO SECTION 3

Indicator	Line code	Beginning of year balance	End of year balance
1	2	3	4
From line 371, columns 3 и 6:			
Let out on lease, total	385	-	
Including:			
Buildings	386	-	-
Constructions	387	-	-
	388		
	389		
Put to prolonged storage	390	-	-
wear and tear of depreciable assets:			
Intangible assets	391	94 387	235 059
Fixed assets, total	392	214 802	726 569
including:			
Buildings and constructions	393	127 838	448 336
Machinery, equipment, transport facilities	394	85 516	274 947
other	395	1 448	3 286
Assets low unit cost, total	396	-	-
Reference information:			
Indexation results associated with fixed assets revaluation:			
initial (recovery) cost	397	-	x
Wear and tear	398	-	x
Pledged assets	400	-	-

4. FLOW OF FINANCING FACILITIES FOR LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Beginning of year balance	Accrued (created)	Used	End of year balance
1	2	3	4	5	6
Own funds of the organization	410	2 556 040	6 150 280	8 569 889	136 431
including:					
Fixed assets depreciation	411	2 556 040	6 150 280	8 569 889	136 431
Intangible assets depreciation	412	-	-	-	-
Profit retained in the organization (accumulation fund)	413	-	-	-	-

other	414	-	-	-	-
Debt capital, total	420	1 419 461	3 889 091	5 308 552	-
including:					
Bank loans	421	1 419 461	3 889 091	5 308 552	-
Other organizations' borrowed funds	422	-	-	-	-
Participating share in construction	423	-	-	-	-
From the budget	424	-	-	-	-
From off-budget funds	425	-	-	-	-
other	426	-	-	-	-
Total own and debt capital (lines 410 and 420)	430	3 975 501	10 039 371	13 878 441	136 431
Reference information:					
Construction in progress	440	339 246	971 277	859 967	450 556
Investments in subsidiaries	450	730 579	1 713 636	1 434 148	1 010 067
Investments in dependent companies	460	6 459	333 034	6 264	333 229

5. FINANCIAL INVESTMENTS

indicator	Line code	Long-term		Short-term	
		At the beginning of year	At the end of year	At the beginning of year	At the end of year
1	2	3	4	5	6
Stakes and stocks of other organizations	510	358 135	467 900	-	-
Bonds and other debt liabilities	520	-	333 015	-	-
Loans granted	530	-	-	378 903	542 381
Other	540	-	400	-	-
Reference information:					
Bonds and other securities at market value	540	-	-	-	-

6. COSTS INCURRED BY THE ORGANIZATION

Indicator	Line code	For the reporting year	For the previous year
1	2	3	4
Material costs	610	2 971 053	2 624 314
Labor costs	620	407 487	306 069
Social needs deductions	630	180 764	117 357
Depreciation of fixed assets	640	628 577	158 018
Other costs	650	2 252 641	1 295 128
Total by costs components	660	6 440 522	4 500 886
Charged to non-production accounts from total amount of costs	661		

7. ITEMIZATION OF CERTAIN PROFITS AND LOSSES

Indicator	Line code	For the reporting year		For the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits, recognized or imposed by court decisions (arbitration court)	710	80	-	-	-
Profit (loss) of past years	720	-	-	-	-
Compensation of losses resulting from non-performance or undue performance of the obligations	730	-	-	-	-
Exchange rate differences under transactions made in foreign currency	740	40 331	-	-	243 373
Decrease in the unit cost of inventories	750	-	237 630	-	-
Write-off of recevables and payables	760		26 640		465 523

with expired period of limitation of action					
	770				

8. SOCIAL INDICATORS

Indicator	Line code	Due in settlement	Spent	Transferred to funds
1	2	3	4	5
Allocations to social needs:				
to Social Insurance Fund	810	27 699	16 213	11 486
to Pension Fund	820	145 205	145 205	-
to Employment Fund	830	2 683	-	2 683
medical insurance	840	18 144	-	18 144

Average number of employees	850	1 794
Money compensation and bonuses not related to products manufacturing, work performance and providing of services	860	2 351
Yield on shares and income from investments into the company assets	870	-

9. REFERENCE ON THE ITEMS AVAILABLE AND ACCOUNTED FOR IN OFF-BALANCE ACCOUNTS

Name of off-balance account	Line code	At the beginning of year	At the year end
1	2	3	4
Lease of fixed assets (001)	910		
Including leasing	911		
Inventory holdings accepted for storing and to be accounted for (002)	920		
Goods accepted on commission (004)	930		
Liabilities of insolvent debtors written off into losses (007)	940		
Housing facilities depreciation (014)	950		
Depreciation of external improvement objects and other items of a similar nature (015)	960		
	970		
	980		
	990		

To: Mr. A.A. Makarov
Head of Moscow Interdistrict Ispection No. 40
within the Ministry of Taxes and Charges of the Russian Federation

No. Б - 52 of 30.03.2001

Explanatory Note to Accounting Reports of *Mobile TeleSystems* OJSC, INN 7740000076 for the year of 2000

This Explanatory Note forms an integral part of Mobile TeleSystems OJSC's accounting reports for the year 2000 prepared in accordance with the applicable legislation of the Russian Federation.

1. Organization and areas of activity.

The company was established as Mobile TeleSystems Open Joint Stock Company

State registration date: 01.03.2000.

The company has branches, registered in the following towns of the RF:
Tver, Kostroma, Syktyvkar, Pskov, Ryazan, Kaluga, Tula, Smolensk, Vladimir, Yaroslavl, and Hizhni Novgorod, as well as structural divisions in Obninsk, Vyazma, Gagarin, Desnogorsk, Roslavl, Safonovo, and Yartsevo.

In 2000 the average number of employees amounted to 1794 persons.

The company and its branches are engaged in the following types of business activities:
1. cellular telecommunications services
2. leasing of communication channels
3. providing local and international communications services
4. rendering telematic services
5. provision of right to perform the works according to the list attached to the license (construction)

Information on organizations keeping the register of rights to securities:
Registrar: "Registrar NIKoil" Open Joint Stock Company
Postal address: 8/45, Pravda Street, Moscow, 125124, RF
License: No. 10-000-1-00236, date of issue: 22/12/97, date of expiration: 25/06/03
Name of the authority which issued the license: The Federal Commission for the Securities Market of RF

A list of mass media publishing information on the Company:
1. "Supplement to Vestnik of the Federal Commission for the Securities Market", published by the Federal Commission for the Securities Market of Russia. Registration certificate No. 014622.
2. The Wall Street Journal
3. The Financial Times

2. Basic principles of accounting policy
The Company maintains its accounting in accordance with the Federal Law of November 21, 1996 No. 129-ФЗ "On Accounting" and "Regulations on Accounting Procedures and Accounting Reports in the Russian Federation" approved by Order No. 34 of the Ministry of Finance of the Russian Federation (July 29, 1998) as well as by the applicable Accounting Regulations.

Basic principles of the Company's accounting policy are set forth below:

- The Company records Depreciation of fixed assets by allocating depreciation charges in equal portions over the asset's useful life in accordance with the RF Uniform Norms of Depreciation Charges until Full Recovery of Fixed Assets, approved by Government Decree No. 595 of 14.08.92.
  Accelerated depreciation method is applied to air conditioners, BTs, microwave equipment and switching equipment.

  Periods of useful life of fixed assets by principal categories are set forth below:

Buildings and constructions	from 10 to 83 years
Machinery and equipment	from 5 to 16 years
Transport facilities	from 7 to 9 years
Office equipment	from 5 to 10 years
Other	from 2 to 20 years

- The Company's intangible assets are depreciated over their estimated useful lives.
  The length of intangible assets' useful life is estimated on the basis of:
  - the term of a patent, certificate and other restrictions imposed by the RF legislation upon the periods of use of intellectual property objects;
  - expected life of such objects, during which the organization may obtain economic benefits (revenues).

  According to the norms applied to depreciation of intangible assets which useful life can not be determined, depreciation charges are spread over a 20-year period (such period shall not exceed the life of an enterprise).

  Useful life of intangible assets by major categories are set forth below:

Software	up to 20 years
Right of use	from 3 to 20 years

- Direct and indirect materials, fuel, component items, spare parts and other material resources are reflected in the balance sheet at their actual unit cost.
  The actual unit cost of material resources is determined on the basis of the actual costs related to acquisition and manufacturing of such resources. The actual cost of material resources (goods) charged out to production is determined as a unit cost of the first items acquired (FIFO);

  The goods in the organization are reported in the balance sheet at their acquisition cost.

  When the goods are sold (disposed of) their value is written off using methods measuring the goods at the actual unit cost of material resources charged out to production.
  The merchandise shipped, the works performed and the services provided are reported in the balance sheet at their actual unit cost, which along with manufacturing costs includes the costs associated with the sales of services covered by contractual price.

- The organization writes off provisions for doubtful debts created for settlements with other organizations and persons providing communication services, and adjusts after-tax financial results of the organization for the amount of provisions constituting 17 828 210 rbls.
  Unsecured receivables of the Company which are not repaid within the period stipulated by the agreement are recognized as doubtful debts.
  Provision for doubtful debts was created in 2000 on the basis of the Company's accounts receivable inventorying results in the amount of 26 640 563 rbls.
  The amount of provision is determined for each doubtful debt separately and depends on the financial position (solvency) of a debtor and on a likelyhood of debt repayment, whether in full or in part.
  If by the end of the reporting year which follows the year when a provision for doubtful debts was created, such provision or any part of it remains unspent, at the

end of the reporting year the unspent amounts are added to the financial results on the balance sheet.

- The Company does not create any fixed assets repair fund .
- Accounting for assets and liabilities which value is expressed in foreign currency is maintained in accordance with Accounting Regulations ПБУ 3/2000 "Accounting for Assets and Liabilities which Value is Expressed in Foreign Currency ".

US dollar exchange rate on the date of reporting: USD 1 = RUR 28,16 .

The Company does not create any special purpose funds.

In 2001 the Company executives do not intend to change the accounting policy, however, by December 31, 2001 the company executives are planning to switch over to a new chart of accounts, provided that the organization is prepared for that pupose.

3. Analysis and evaluation of the balance sheet structure.

The balance sheet structure on December 31, 2000 is characterized by the following ratios:

Ratio	31.12.2000	31.12.1999	Norm (*)
The Current Liquidity Ratio	3,3	1,8	> 2
Own Funds Ratio	0,7	-0,06	>0.5
Net Assets	3 611 094	17 255 460	More than the authorized capital

*) The norm value indicates that the balance sheet structure is satisfactory.

(The ratios are calculated in accordance with the System of Measures approved by RF Government Regulation No. 498 of 20.05.94 used as a guide to determine unsatisfactory balance sheet structure.)

Reference information:

The Current Liquidity Ratio generally indicates how well a company is provided with current assets needed to conduct its business activities and to repay its accrued liabilities on time. This ratio is computed as follows: the actual value of the Company's current assets available, including inventories, finished goods, cash, accounts receivable and other current assets (Section II Total of the Assets Section in the Balance Sheet) is divided by the most current liabilities of the Company which include short-term bank loans, short-term borrowings and accounts payable (Section V Total of the Liabilities Section in the Balance Sheet).

Own Funds Ratio indicates availability of the company's own working capital needed for the company's financial stability. This ratio is computed as the difference between own funds (Section III of the Liabilities Section in the Balance Sheet) and the actual fixed assets value plus other non-current assets (Section I Total of the Assets Section in the Balance Sheet) divided by the actual value of existing current assets including inventories, work-in-process, finished goods, cash, accounts receivable and other current assets (Section I Total of the Assets Section in the Balance Sheet).

4. Fixed assets

The structure of the Company's Fixed Assets is presented in the Attachment to the Balance Sheet (Form 5).

Information on fixed assets is presented below:

Class	Initial value at the beginning of the year (thousands rubles)	Initial value at the year-end (thousands rubles)	Useful life (years)
Land	00	343	for life
Buildings and constructions	1 587 065	2 997 801	10-83
Machinery and equipment	1 100 531	3 671 747	5-16
Transport facilities	15 019	56 875	7-9
Office equipment	6 683	19 773	5-10
Other	2 201	10 838	2 20

5. Interpretation of certain lines in the balance sheet.

Line 246 "Other debtors" includes the following accounts' balances:

	At the beginning of the reporting period	At the end of the reporting period (thds.rbls.)
71 Settlements with accountable persons	56	324
68 Settlements with the budget	71 427	-
63 Settlement under claims	3 602	3 504
65 Settlements under insurance		7
73 Other settlements with employees	8 395	10 835
84 Shortages and losses resulting from assets' damage	1	11
69 Settlements under social insurance	4 037	
70 Employees payroll	20	
79 Internal settlements	738	
TOTAL	**88 276**	**14 681**

6. Explanation of separate lines in the Income Statement (Form 2)

Line 010	**Revenues from sales of goods, works, services**	**15 791 147**
Line 020	**Cost of goods, works, services sold**	**8 145 435**
Line 029	**Gross income**	**7 645 712**
Line 030	**Commercial expenses**	**614 167**
Line 050	**Revenues from sales**	**7 031 545**
Line 060	**Interest receivable (on deposits)**	**129 311**
Line 080	**Revenues from participation in other organizations (dividends)**	**181**
Line 090	**Other operating income**	**20 851**
	Taxes and other revenues	20 851
Line 100	**Other operating expenses**	**365 544**
	Services provided by lending institutions	187 982
	Taxes	174 668
	Results from disposal of fixed assets	2 894
Line 120	**Non-sales revenues**	**108 830**
	Exchange difference	40 331
	Penalties received	2 015

	Inventorying results	6 471
	Positive amount differences	5 229
	Other non-sales revenues	54 784
Line 130	**Non-sales expenses**	**479 632**
	Negative amount differences	21 913
	Inventorying results, settlements with buyers	17 828
	Inventorying results, settlements with clients	26 641
	Discounts	237 630
	Other	175 620
Line 170	**Extraordinary revenues** (insurance)	**587**

7. **Notes to Cash Flows Statement (Form 4).**

The value in line 010, column 3 is not equal to the value in line 260, column 3 (Form 1). The value in line 260, column 3 is not equal to the value in line 260, column 4 (Form 1) because the balances of balance sheet account 57 "Transfers en route (monetary funds)" are not included in line 10 and 260 of Form 4.

8. **Notes to the Attachment to the Balance Sheet** (Form 5).

The value in line 440, column 3 is not equal to the value in line 130, column 3 (Form 1). The value in line 140, column 6 is not equal to the value in line 130, column 4 (Form 1) because the balances of balance sheet account 44 "Distribution costs" are not included in Form 5 line 440, columns 3 and 6.

9. **Shares and equity capital**

Stated capital of the Company amounts to 199 333 thousand rubles and consists of 1 993 326 138 shares of common stock with par value of RUR 0,1 per share. The analysis of changes in the owner's capital is presented in the table below (in thousands rubles):

Type of shares	Amount on January 1, 2000	Issue at nominal value	Other movement (**)	Amount on December 31, 2000
Common:				199 333
Issued and fully paid				199 333
Issued and not paid				No
Total common shares				199 333
Preferred stock:				No
(by type and payment)				
Total				199 333

10. **Dividend Allocation and Earnings per Share.**

In accordance with MTS OJSC Board of Directors resolution regarding payments of interim dividends (Protocol No. 2 of 04.04.2000), interim dividends in the amount of RUR 0.24 per one registered common share were paid.
The final amount of dividend payments in the amount of interim dividends already paid will be approved at the annual general meeting of MTS OJSC shareholders. Additional dividend payments, aside from already paid interim dividends will not be effected.

11. Board of Directors.

The information on the members of the Board of Directors is presented below:

Name	Position
A.P. Vronets	Chairman of the Board of Directors
M.A. Smirnov	Member of the Board of Directors
Rainer Hartmut Hennicke	Member of the Board of Directors
E.G. Novitski	Member of the Board of Directors
A.L. Leyviman	Member of the Board of Directors
Gernot Taufmann	Member of the Board of Directors
Michael Guenther	Member of the Board of Directors since 24/10/00
Romberg Edgar	Member of the Board of Directors since 24/10/00

12. Subsidiaries and Dependent Companies.

A list of subsidiaries and dependent companies of the organization as well as types of business activities they are engaged in on 31.12.2000 is presented below:

1. Subsidiaries:

Name: ***Rosico Closed Joint Stock Company***
Location: ***29, bldg. 2, Ryleev Street, Moscow, 119034, Russian Federation***
Type of business activity: *Telecommunication services*

Date of investment: *01.03.2000*

Share of the company in the capital: *100 %*

Name: *Amur Cellular Communications Closed Joint Stock Company*

Location: ***42, B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Amur Region***
Type of business activity: ***Communications services***
Date of investment: ***01.03.2000***
Share of the company in the capital: ***100 %***

Name: ***Udmurt Digital Networks-900 Closed Joint Stock Company***
Location: ***278, Pushkinskaya Street, Izhevsk, 426000, Russian Federation***
Type of business activity: *Cellular mobile radio communications services*

Date of investment: *01.03.2000*

Share of the company in the capital: *51 %*

Name: ***Mobile Communication Systems Open Joint Stock Company***
Location: ***79, Kuibyshev Street, Omsk, 644001, Russian Federation***
Type of business activity: *Cellular mobile radio communications services*

Date of investment: *03.04.2000*

Share of the company in the capital: *51 %*

2. Dependent companies

Name: ***ReCom Open Joint Stock Company***
Location: ***19, Leskov Street, Orel, 302027, Russian Federation***

Type of business activity: *Construction of mobile radio communications network*

Date of investment: *01.03.2000*

Share of the company in the capital: *49,9 %*

Name: ***Mobile TeleSystems in Komi Republic Limited Liability Company***
Location: ***30, Kommunisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation***

Type of business activity: *Selling initial packages of cellular radio communications services to clients*

Date of investment: *01.03.2000*

Share of the company in the capital: *26 %*

Name: ***Mobile TeleSystems – T Limited Liability Joint Stock Company***
Location: ***Tver, Russian Federation***

Type of business activity: *Selling initial packages of cellular radio communications services to clients*

Date of investment: *01.03.2000*

Share of the company in the capital: *26 %*

Name: ***Mobile TeleSystems – Kostroma Limited Liability Company***
Location: ***1, Podlipaeva Street, 156005, Kostroma, Russian Federation***

Type of business activity: *Selling initial packages of cellular radio communications services to clients*

Date of investment: *01.03.2000*

Share of the company in the capital: *26 %*

13. Affiliated entities

In the course of the Company's financial and economic activities, the Company enters into transactions with organizations which are its affiliated entities.

Information on affiliated entities of Mobile TeleSystems Open Joint Stock Company on 31.12.2000.

1. *Joint Stock Financial Corporation Sistema Open Joint Stock Company*

2. *DeTeMobil Deutsche Telekom MobilNet GmbH*

3. *Sistema – Invest Closed Joint Stock Company*

4. *Deutsche Telekom*

5. *Mobile Communication Systems Open Joint Stock Company*

6. *Rosico Closed Joint Stock Company*

7. *Amur Cellular Communications Closed Joint Stock Company*

8. *Udmurt Digital Networks-900 Closed Joint Stock Company*

9. *ReCom Open Joint Stock Company*

10. *Mobile TeleSystems in Komi Republic Limited Liability Company*

11. *Mobile TeleSystems – T Limited Liability Joint Stock Company*

12. *Mobile TeleSystems – Kostroma Limited Liability Company*

13. **R. Hennicke**

14. **A.P. Vronets**

15. **A.L. Leyviman**

16. **E.G. Novitski.**

17. **M.A. Smirnov**

18. **G. Taufmann**

19. **M. Guenther**

The Company conducts operations with affiliated entities according to market conditions.

Profit Tax Benefits

MTS OJSC's Gross profit for 2000 recorded in accounting data is adjusted for taxation purposes in accordance with the norms and standards established by the legislation and is reflected in line 1 of the Reference to Annex 11 to Instruction No. 37 of the State Tax Service of the Russian Federation.

The amount profit tax benefits related to the part of profit which is not subject to taxation pursuant to point 4.1. of Instruction No. 37 of the State Tax Service of the Russian Federation is shown in line 5 of calculations of tax on the actual profit (Annex 8 to Instruction No. 37 of the State Tax Service of the Russian Federation). According to special calculations:

Special calculations No. 1

1. Technical equipment	-71 986 576
2. Other constructions	-45 420 010
3. Instrumentation	-17 691 011
4. Radio Transmission Towers	-0
5. Network Infrastructure	-4 815 973
6. Base stations	-1 085 079 975
7. Other radio Transmission Equipment	-348 889 651
8. Switching Equipment	-708 112 205
9. Other Switching Equipment	-83 039 609
10. Specially Equipped Vehicles	-0
11. Computer Equipment	-119 617 485
12. Equipment for Programmable Magnet Cards	-0
13. Billing System Equipment	- 16 267 384
14. Finished construction of base stations	- 236 064 670
Total tax benefits	**-2 736 984 549**

A list of equipment declared in the special calculations is attached.

Not subject to tax benefits

1. Depreciation -511 766 890

Total profit tax benefit according to special calculations No. 1, line 5 of the calculations of tax on the actual profit -2 225 217 659

Special calculations No. 2.

In accordance with Article 6, point 1, sub-point «б» of the Law on Profit Tax, taxable profit is subject to reduction in the amounts of costs incurred by the company on maintenance of health care objects and medical institutions, public educational institutions, cultural and sports institutions, nursery schools, holiday camps for children, retirement and invalids homes, housing facilities financed with the profit retained by the company. At the same time, the incurred costs reduce the taxable amount of profit within the limits of costs standards applied to maintenance of the corresponding objects and approved by the local state authorities. The costs standards established for "beds per person" in the amount of 470 minimum wages a year are approved by Order No. 654-PM of August 22, 1997 "On Approval of Annual Costs Standards Applied to Social and Cultural Sphere Objects Maintenance" issued by the Mayor of Moscow .

The amount of RUR 140 000 000,00 was accounted for in calculations of profit tax benefits with regard to established costs standards applied for hospitals maintenance.

Special calculations No. 2 made in accordance with Article 6, point 1, sub-point "6" of the Law on Profit Tax

Standard for the 1st Quarter 117,5	Financing provided pursuant to contract 350/2000-MTC of 05/01/2000	30.000.000	
Annex to the contract	number of attached persons	17.216	
Norms for attached persons 7,5	amount on the basis of calculations (annual norm 30/4*83,49)	10.780.229	11.685.634
Norm of calculation number of "beds per person"	number of "beds per person"	768	does not reduce taxable profit of the organization
	Minimum wages amount	83,49	
		7.534.138	
Profit tax benefits, line 5 amount of financing	"beds per person" *minimum wages amount* standard for the 1st Quarter	18.314.366	

Standard for the 2nd Quarter 117,5	financing provided pursuant to contract 734/2000-MTC of 03/04/2000	30.000.000
Annex to the contract	number of attached persons	20.467
Norms for attached persons 7,5	amount on the basis of calculations (annual norm 30/4*83,49)	12.815.924
Calculations standard	**"beds per person"**	768
number of "beds per person"	**Minimum wages amount**	83,49

		7.534.138	does not reduce taxable profit of the organization
Profit tax benefits, line 5	"beds per person" *minimum wages amount* standard for the 1st Quarter	20.350.061	**9.649.939**
Increasing TOTAL for the 1st half-year Amount of financing	The amount reduces the taxable base	38.664.428	does not reduce taxable profit of the organization **21.335.572**

Standard for the 3rd Quarter 15.000,0	financing provided pursuant to contract 1224/2000-MTC of 01/07/2000	30.000.000	
Annex to the contract	number of attached persons	70.467	
Norms for attached persons 1.000,0	amount on the basis of calculations (annual standard 60000/4)	70.467.000	
Calculations standard number of "beds per person"	"beds per person"	768	
		11.520.000	
Profit tax benefits, line 5	"beds per person" standard for the 1st Quarter	81.987.000	does not reduce taxable profit of the organization 51.987.000
Increasing TOTAL for 9 months Amount of financing	The amount reduces the taxable base	120.651.428	does not reduce taxable profit of the organization 30.651.428

Standard for the 4th Quarter 15.000,0	financing provided pursuant to contract 1718/2000-MTC of 01/10/2000	50.000.000	Documents are attached
Annex to the contract	number of attached persons	70.467	
Standards for attached persons 1.000,0	amount on the basis of calculations (annual standard 60000/4)	70.467.000	
Calculations standard number of "beds per person"	"beds per person"	768	
		11.520.000	

Profit tax benefits, line 5	"beds per person" *standard for the 1st Quarter	81.987.000	does not reduce taxable profit of the organization 31.987.000
Increasing TOTAL for 2000 Amount of financing	The amount reduces the taxable base	202.638.428	does not reduce taxable profit of the organization - 62.638.428

Total profit tax benefits:

(2 225 217 659,00 rbls. from Special Calculations No 1 + 140 000 000,00 rbls. from Special Calculations No.2) = **2 365 217 659 rbls**

MTS OJSC declares profit tax tax benefits to the state budget in the amount of 507 030 000 rbls.

The benefit is declared in accordance with Article 4 hyphen "в", point 1 of Moscow Law No. 39 22/12/99 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- under contract No. 18/2000-MTC of 30/12/99 concluded with "Interenergoengineering" Closed Joint Stock Company in the amount of RUR 114 000 000,00. Such amount is confirmed by previousely provided payment orders and bank statements pursuant to Cover Letter No. 6 of 13/01/2000.

The benefit is declared in compliance with Article 3 hyphen "и", point 1 of Moscow Law No. 39 of 22/12/99 "On Profit Tax Rates and Benefits". Charity program " Social ecology", the Letter of Moscow Tax Service Department of Russia for the city of Moscow of 02/03/2000 No. 28-15.02.8321. The tax on profit is reduced for the amount of the actual costs incurred:

- the in the amount of RUR 10 000 000,00, according to Letter No. 28-15/02/8321 of 02/03/2000 issued by Moscow Department of Taxes and Charges of the State Tax Service of the Russian Federation.

The benefit is declared in compliance with the Article 3 hyphen " в ", point 2 of Moscow Law No. 39 of 22/12/99 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- under contract No. 417/2000-MTC of 03/04/2000 concleded with ANO "Coordinating Council on Development of Physical Culture and Sports" in the amount of RUR 165 000 000,00. Such amount is confirmed by payment orders and bank statements.

The benefit is declared in compliance with Article 4 hyphen " д ", point 1 of Moscow Law No. 39 of 22/12/99 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred

- under contract No. 416/2000-MTC of 03/04/2000 concluded with ANO "Club for Children and Teenagers" "CITY-Teleport" in the amount of RUR 70 000 000,00. Such amount is confirmed by payment orders and bank statements.

The benefit is declared in compliance with Article 3 hyphen " *e* ", point 1 of Moscow Law No. 39 of 22/12/99 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- under agreement of 07.07.2000 relating to contribution of funds for reconstruction of the Cathedral of Christ the Savior in the amount of RUR 30 000 which is confirmed by payment orders and bank statements.

The benefit is declared in compliance with Article 3 hyphen " в ", point 3 of Moscow Law No. 39 of 22/12/99 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- in the amount of RUR 28 000 000 under contract No. 1389/2000-MTC of 26/10/2000г on financing of a public charity organization Social Assistance Center named "Kind Heart" which has the status of "Moscow State Charitable Program". Such amount is confirmed by payment order No. 8767 of 26/10/2000 and bank statements.

The benefit is declared in compliance with Article 4 hyphen "a ", point 1 of Moscow Law No. 39 of 22/12/99 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- under contract No. 1296/2000-MTC of 10/10/2000 "On special Purpose Financing of a Special Purpose Program Aimed at "Establishing Industrial Production of Medical Products of Vital Importance, Diffused Solutions, Disposable Infusion Systems, Vaccines". The declared amount of RUR 120 000 000,00is confirmed by payment order No 1 of 12.10.2000 and bank statements.

(The documents were submitted earlier, incoming No. 8331 of 16/10/2000)

Additional information. Reference on procedure for recording data in line 1 "Calculation of Tax on the Actual Profit" for 2000.
· Line 41 "л" taxable profit increased by:

1.	VAT on own funds	43 046 489
2.	Penalties	19 839 652
3.	Losses arising from amounts' differences	12 452 631
4.	Electricity expenses	1 946 204
5.	Utilities	2 057 290
6.	Material assistance	4 312 484
7.	Taxes from profit	25 523 233
8.	Administrative expenses	75 446 991
9.	Contribution	6 221 302
10.	Securities-related expenses	191 283 345
11.	BS registration, rental expenses	36 945 327
12.	Territory maintenance	2 494 460
13.	Total	421569 408

Property Tax Benefits

Pursuant to Article 5, points "г", "д", "е" "Communication and electric power lines as well as infrastructure to support objects mentioned above and communication satellites and satellites to be in operation mode " of the RF Law of 13.12.91 No. 2020-1 (ed. 08/01/98), the value of the company is reflected in line 02000 of Annex 2 to the RF State Tax Inspection Instruction No 33 of 08/05/95. In 2000 combined average annual value of non-taxable property constituted - 514 021 641,00.

Calculations of tax on property possessed by the company and its structural divisions in Moscow and the Moscow region is increased by the amount of RUR 69 794 because the property tax rate applied to the branch in Pskov equals to 1,5% and the property tax rate applied to the branch in Yaroslavl equals to 1.8% of the average annual taxable property amount.

Advertising Tax

According to the State Tax Inspection Explanatory Letter No 30-14/27671 of 11.09.98 "On Peculiarities of Taxation Imposed upon Russian Enterprises (Organizations) with German Capital" and pursuant to point 7.3 of tax-payer-organization's registration card, direct participation of German investors and amounts of their capital shall not exceed 25%. Advertising expenses are subject to unlimited deductions when calculating a taxable profit.

Tax on Housing Facilities Maintenance

According to Article 5, point 1 of Moscow Law No. 5-25 of 16/03/94 "On Tax on Housing Facilities Maintenance and Social and Cultural Sphere Objects " and according to Instruction No 4 (point 5) of 31.3.94 issued by Moscow Department of the State Tax Inspection, MTS OJSC declares tax benefits and reflects such benefits in line 041 of the calculations of the above noted tax. Pursuant to Moscow State Tax Inspection Letter No. 11-13/13751 "Contracts Relating to Providing Financing for Housing Facilities Maintenance and Social and Cultural Sphere Objects", such contracts concluded by organizations on the basis of interest holding and in accordance with the requirements of the Civil Code, in the absence of common or shared property, will serve as grounds for exclusion of the above noted expenditures from the amounts of tax charged".

When calculating the amount of tax on housing facilities maintenance, in compliance with point "ч" of the Law of the Russian Federation of 27/12/91 (ed. 08.079.9), MTS OJSC excludes expenses related to the following contracts:

Contract 350/2000-MTC of 05/01/2000г.	for the amount of RUR 30 000 000,00
Contract 734/2000-MTC of 3/04/2000 г.	for the amount of RUR 30 000 000,00
Contract 1224/2000-MTC of 01/07/2000г.	for the amount of RUR 30 000 000,00
Contract 1718/2000-MTC of 01/10/2000г. 000,00	for the amount of RUR 50 000
TOTAL	RUR 140 000 000,00

Amounts calculated on the basis of standards applied to consolidated calculations of tax on housing facilities maintenance and social and cultural objects for 2000.

Copies of the documents are attached.

President M.A. Smirnov

Chief Accountant V.I. Kondratiev

Prepared by Deputy Chief Accountant E.G. Goncharenko (912-41-61)

Other information related to accounting reports

Other information does not exist.

Auditor's report on accounting for 2000 year

Report of Independent Public Accountants, April 06, 2001

ATTACHMENT

Accounting Report
for 2001

MOBILE TELESYSTEMS
OPEN JOINT STOCK COMPANY

ORDER

01 March, 2000 Moscow

Procedure for accounting to be established and kept, for accounting statements to be drawn up and submitted as well as for relationship between the organization and outside users of accounting information (Accounting policy)

WHEREAS,

current accounting regulations and provisions and standards and instructions, issued by different state bodies, exist as follows:

- Approved MTS OJSC Budget
- Federal Law "On Accounting" Dated 21.11.1996 № 129-ФЗ
- Federal Law "On Putting in Force of RF Tax Code, Part I" Dated 06.08.1998, 148-149. Tax Code, Part I.
- RF Government Decree Dated 06.03.1998 № 283 "On Approval of Accounting Reform Program in conformity with international standards of financial statements" and Statute of Accounting (hereinafter referred to as "PBU") developed by RF Ministry of Finance:
  № 2/94 "Accounting of agreements (contracts) on capital construction",
  № 6/97 "Fixed Assets Accounting",
  № 1/98 "Accounting Policy of Organization",
  № 5/98 "Inventories Accounting",
  № 7/98 "Events after Accounting Date",
  № 8/98 "Conditional Facts of Economic Activity",
  № 4/99 "Accounting Statements"
  № 9/99 "Income of Organization"
  № 10/99 "Expenses of Organization"
  № 3/00 "Accounting of assets and liabilities with value expressed in foreign currency",
  № 11/00 "Information on Affiliated Entities",
  № 12/00 "Information on Segments".
- Accounting regulations (assumptions and requirements) for property isolation and continuity of organization activity, consistency in accounting policy application, time determination of economic activity (calculation principle), completeness, caution, content priority against form, non-contradictory and rationality specified by Statute of accounting and financial statements in the Russian Federation approved by the Order of the Ministry of Finance of the Russian Federation № 34н Dated 29.07.98 (hereinafter referred to as the "Statute № 34н").
- Plan of accounts and Instructions for account plan to be used (the Order of the Ministry of Finance of the USSR № 56 Dated 01.11.91 with amendments approved by the Order of the Ministry of Finance of the Russian Federation № 173 Dated 28.12.94). Operation plan of accounts which contains company's applicable accounts required for control accounting (in General Ledger) and accounting (in Subsidiary Ledger).

- Methodical Instructions on accounting of fixed assets (Order of RF Ministry of Finance Dated 28.03.2000 № 324).
- Decree of USSR Council of Ministers Dated 22 October, 1990 № 1072 "On common rates of depreciation charges for complete replacement of fixed assets of the USSR national economy" with explanations related to application of common rates of depreciation charges made in Letter of RF Ministry of Economy Dated 06.01.2000 № MB-6/6-17; "Russian Classifier of Fixed Assets" issued by RF Gosstandard.
- RF Government Decree Dated 05.08.1992 "On approval of the Statute of structure of costs for products (works, services) manufacturing and selling as well as of procedure of forming financial results to be accounted for profit tax" (edition Dated 31.05.2000).
- RF Government Decrees – to the extent of allowance and procedure for business trip and representative costs to be calculated (documents, dispatch and arrival time, etc.)
- Instructions of Pension Fund, Social and Medical Insurance and Employment Funds – to the extent of rates and procedure of allocation to the said Funds.
- Instructions of RF Ministry of Finance – to the extent of accounting statement content and structure and procedure of filling it in. Source accounting document forms applied to posting, forms for posting with non-standard source accounting documents and document forms for internal accounting reports (Order of RF Ministry of Finance Dated 13.01.2000 № 4н "On Forms of Organization's Accounting Statements").
- Procedure of cash-desk operation in the Russian Federation approved by Resolution of RF Central Bank № 40 Dated 22.09.93 to the extent of cash accounting (edition,1996).
- Statutes of clearing settlement approved by RF Central Bank № 14 Dated 09.07.92 to the extent of procedure for business accounting on settlements accounts and foreign currency accounts (edition, 1997).
- Methodical instructions for inventory of assets and financial liabilities approved by the Order of RF Ministry of Finance № 49 Dated 13.06.95 to the extent of procedure for inventory of assets and financial liabilities.
- Approved Statute on Mobile TeleSystems OJSC Subsidiary.

It is applied to any structural departments of the company (including ones with separate balance sheet) in spite of their location. Therefore subsidiaries or representative offices or any other departments of the company shall not be entitled to establish their own accounting systems.

NOW THEREFORE,

IT IS ORDERED:

HAVE THE FOLLOWING ACCOUNTING POLICY APPROVED FOR 2000:

- **Operation plan of accounts in conformity with requirements to accounting and statements completeness.**

- **Source accounting document forms for which standard source accounting documents forms are not specified as well as document forms for internal accounting statements.**

- **Methods of assets and liabilities and services evaluation.**

9. Assets (property) or liabilities or other facts of economic activity are subject to evaluation expressed in monetary units to be shown in accounting documents and statements.
10. Evaluation of assets purchased after payment shall be performed by actual costs summation.
11. Actual costs shall include costs for object of assets to be purchased, interest paid on commercial loan provided for the purchase, commissions (service cost) paid to supplier or foreign economic or other organizations, customs duties, charges for transportation or store or delivery performed by outside organizations and other expenses.
12. Determination of current market price shall be made on the basis of the price which exists for such or similar assets on the date of record for assets acquired free of charge. Information on the price existed shall be confirmed by documents or experts.
13. Cost of production shall be actual costs related to use of raw material, materials, fuel, energy, labour resources and other expenses in the production process for object of assets.
14. Other evaluation methods, including reservation method, can be applied in cases stipulated by legislation of the Russian Federation and normative acts of RF Ministry of Finance as well as by bodies authorized by Federal Law to regulate accounting process.
15. Entries on company's currency accounts as well as on transactions in foreign currency shall be made in ruble amounts calculated at the exchange rate of the Central Bank of the Russian Federation on the date of transaction. At the same time such entries shall be made in currency of settlements and payments.
16. Accounting of assets and liabilities and economic operations can be made in sums approximated to copeck integer. Differences in sums arisen in such cases shall be posted to company's financial results or income increase (cost decrease).

- **Proceeds calculation method for taxation purposes.**

16. **License № 14665 "Rendering of GSM 900 cellular radio phone communication services" (Moscow the City and Region)** – proceeds calculation method for tax imposed on shipment.
17. **License № 14663 "Rendering of GSM 900 cellular radio phone communication services" (Komi Republic)** – proceeds calculation method for tax imposed on shipment.
18. **License № 14664 "Rendering of GSM 900 cellular radio phone communication services" (Kostroma the City and Region)** – proceeds calculation method for tax imposed on shipment.
19. **License № 14662 "Rendering of GSM 900 cellular radio phone communication services" (Tver the City and Region)** – proceeds calculation method for tax imposed on shipment.
20. **License № 14453 "Rendering of GSM 900 cellular radio phone communication services" (Vladimir the City and Region)** – proceeds calculation method for tax imposed on shipment.
21. **License № 14456 "Rendering of GSM 900 cellular radio phone communication services" (Kaluga the City and Region)** – proceeds calculation method for tax imposed on shipment.

22. **License № 14454 "Rendering of GSM 900 cellular radio phone communication services" (Pskov the City and Region)** – proceeds calculation method for tax imposed on shipment.
23. **License № 14457 "Rendering of GSM 900 cellular radio phone communication services" (Ryazan the City and Region)** – proceeds calculation method for tax imposed on shipment.
24. **License № 14452 "Rendering of GSM 900 cellular radio phone communication services" (Smolensk the City and Region)** – proceeds calculation method for tax imposed on shipment.
25. **License № 14455 "Rendering of GSM 900 cellular radio phone communication services" (Tula the City and Region)** – proceeds calculation method for tax imposed on shipment.
26. **License № 14666 "Communication channels to be provided on a lease" (Moscow the City and Region)** – proceeds calculation method for tax imposed on shipment.
27. **License № 14680 "Communication channels to be provided on a lease" (in Regions)** – proceeds calculation method for tax imposed on shipment.
28. **License № 14668 "Rendering of local and long-distance telephone communication services"** - proceeds calculation method for tax imposed on shipment.
29. **License № 14667 "Rendering of telematics services" -** proceeds calculation method for tax imposed on shipment.
30. **License № 009421-2 "Entitlement for carrying out works specified in the list attached to this License"** (constructions) – proceeds calculation method for tax imposed on payment.

- **Inventory of assets (property) and liabilities.**

5. In order to provide trustworthiness of accounting documents and statements, organizations shall carry out inventory of assets and liabilities for their availability and condition and evaluation to be checked up and confirmed by appropriate documents in the course of inventory.
6. The order of inventory (the number and dates of inventories during accounting period, list of assets and liabilities to be accounted, etc.) shall be established by organization's Head until inventory is compulsory.
7. Inventory shall be compulsory in case of assets redemption or sale or to be leased, as well as on the eve of annual accounting statements to be drafted (until inventory of assets was carried out on 1 October of accounting year or later). Inventory of fixed assets can be carried out once within three years in case of financially responsible person replacement or embezzlement revealed or abuse or assets damage; in case of calamity or fire or any other extraordinary situation caused by extreme conditions; in case of company reorganization or liquidation as well as in any other case stipulated by legislation of the Russian Federation.
8. Differences between assets availability and accounting data revealed while carrying out inventory shall be posted in the following way: a) surplus of assets shall be posted according to its real cost as of the date of inventory and the appropriate sum shall be accounted on company's financial results; b) assets shortage or damage within the limit of natural loss shall be posted on expenses of manufacture or circulation (expenses), in case of extra-limit loss guilty persons shall be responsible. In case guilty persons are not revealed or in case of arbitration refusal in charging loss from such persons, such assets loss or shortage or damage shall be posted on financial results of commercial organization.

- **Document circulation procedure and accounting information processing technology.**

5. Source documents created in conformity with requirements of Statute "On documents and document circulation in accounting" № 105 shall be the basis for posting.
6. Source document circulation in accounting (document circulation: document creation or receiving of document from other enterprises or organization, document filing and processing and archiving) shall be regulated by a schedule.
7. Persons who create and sign documents shall be responsible for document circulation schedule to be followed as well as for documents to be created in time and of high quality and be timely transferred for posting and used in statements, for trustworthiness of document data.
8. Chief Accountant shall supervise document circulation schedule to be followed by executives of the enterprise.

Chief Accountant requirements for transactions to be registered and for required documents to be presented to accounting department or its sectors shall be mandatory for any department or service of the enterprise in conformity with the Statute of Chief Accountant.

- **Conditional fact of economic activity** (hereinafter referred to as "conditional fact") shall be considered a fact of economic activity as of the accounting date with uncertainty related to consequence of this fact or probability of occurrence of such facts in future. Conditional facts of economic activity include:

- court proceedings incomplete as of the accounting date in case the organization is a claimant or a defendant and a judgement is to be pronounced only in future accounting periods;

- unsettled as of the accounting date disagreements with taxation bodies related to payments to the budget;

- guaranties and other forms of liability securities issued before the accounting date in favour of third persons until maturity date has come;

- bills discounted before the bill accounting date if the time of repayment expires after the date of signing accounting statements;
- any actions of other organizations performed before the accounting date and resulted in compensation to be received by the organization in the amount which is subject to arbitration court;
- warranties made by the organization in relation to products sold by the organization during the accounting period or goods or works performed or services provided, etc.

Conditional facts can result in: conditional loss, conditional profit, conditional liability, conditional assets.

- **Event after the accounting date** shall be a fact of economic activity which has impacted or may impact to financial position or cash flow or organization activity performance and which occurred within a period between the accounting date and the date of signing accounting statements for the accounting year.

Events after the accounting date shall include:

Events which confirm economic environment for organization activity existed as of the accounting date:

- assets evaluation made after the accounting date which demonstrated stable and significant reduction of assets cost determined as of the accounting date;
- declaration of dividends by daughter and associated companies for the periods previous to the accounting date;

- a significant error in accounting revealed after the accounting date or breaking of the law by organization while performing its economic activity which resulted in misrepresentation of accounting statements for the accounting period, etc.

Events which confirm economic environment for organization activity occurred after the accounting date:

- approval of a resolution on reorganization of the organization;
- approval of a resolution on shares and securities to be issued;
- acquisition of an enterprise as a complex of property;
- a large-scale transaction connected to acquisition or retirement of fixed assets or financial investments;
- fire or accident or calamity or any other extraordinary situation resulted in destruction of significant part of organization's assets;
- cessation of significant part of the general activity of the organization until it could be predicted according to the status as of the accounting date;
- unpredictable change of exchange rate after the accounting date;
- government body actions (nationalization, etc.)

Accounting methods which are subject to disclosure in accounting statements.

- **Incomplete capital investments.**

4. Incomplete capital investments shall be costs of construction and installation works and costs for buildings or equipment or transport vehicles or tools or any other durable material objects to be purchased as well as costs of other capital works and expenses (design and development work, geological exploration and boring work, allotment of land and people move caused by construction, personnel training for newly established organizations, etc.) for which Acceptance Certificate is not performed.
5. Capital construction objects which are in interim operation shall be posted on incomplete capital investments till they are put into permanent operation.
6. Incomplete capital investments shall be posted on balance sheet according to actual costs incurred by investors.

- **Financial investments.**

6. Financial investments shall be investments made by the organization into government securities or bonds or any securities of other organizations or authorized (shareholders) capitals of other organizations as well as loans granted to other organizations.
7. Financial investments shall be accounted in the amount of investor's actual costs. The difference between actual cost of loan securities to be purchased and par value of loan securities within the period of circulation is allowed to be posted on financial results at flat rate according to revenue accrued on them, in case of a commercial organization, or on increase of costs, in case of a non-profit organization, or on decrease of financing facilities (funds), in case of a budget organization.
8. An organization which acts as a professional participant of securities market can revaluate investments in securities, purchased for the purpose of revenue to be received from securities sale, to the extent of quotation changes at the stock exchange.
9. Objects of financial investments (with the exception of loans) partly paid shall be shown in balance sheet assets as the total amount of their costs of purchase under

the agreement with unpaid amount to be posted on balance sheet liabilities as creditor indebtedness in case when the title for this object was passed to the investor. In other cases amounts paid for the object of financial investments to be purchased shall be posted on balance sheet assets as debtor indebtedness.

10. Investments made by the organization into other organizations shares quoted at the stock exchange with quotation regularly published shall be shown at marketing price in balance sheet drafted at the end of accounting year if the marketing price is lower than accounted one. In order to compensate devaluation of securities investments at the end of the accounting year a reserve shall be established on the basis of financial results in case of a commercial organization or of costs increase in case of a non-profit organization.

- **Fixed assets.**

14. Buildings and constructions or operation and power plant and equipment or instrumentation and regulation devices and arrangements or computers or transport vehicles or tools or production and economic implements and arrangements or any other fixed assets which price per a unit as of the date of purchase is a hundred times over a minimum monthly salary stipulated by legislation of the Russian Federation shall be accounted as fixed assets which are the totality of material valuables used as means of product manufacturing or work performance or service provision or organization management during period over 12 months or usual operation cycle in case it exceeds 12 months.
15. Capital investments into leased objects of fixed assets shall also be accounted as fixed assets.
16. Plots of land owned by the organization shall be accounted as fixed assets.
17. Completed capital investments in leased objects of fixed assets shall be accounted by a lessee as its own fixed assets in the amount of actual costs until other is specified by lease agreement.
18. Cost of organization's fixed assets shall be repaid by depreciation accumulated during a period of actual usage.
19. Accumulation of depreciation of fixed assets objects shall be made at the flat rate during a period of actual usage in conformity with Common standards of depreciation deductions for full renewal of fixed assets in the Russian Federation approved by Decree of the Government of the Russian Federation № 595 Dated 14.08.92.
20. Fixed assets shall be shown in balance sheet according to balance cost, i.e. according to actual costs for them to be purchased or constructed or produced with the deduction of accumulated depreciation.
21. Changes in primary cost of fixed assets in case of rebuilding or extra equipment or reconstruction or partial liquidation or revaluation of appropriate objects shall be detailed in attachments to balance sheet. The organization shall be entitled once a year (at the beginning of accounting year) to revalue fixed assets objects according to renewal cost by indexation or direct re-calculation according to market prices confirmed by documents with arisen differences posted on the account of organization's additional capital until other is stipulated by legislation of the Russian Federation.
22. Articles which cost per a unit as of the date of purchase does not exceed a hundred times of a minimum monthly salary stipulated by legislation of the Russian Federation (on the basis of its cost under the agreement) in spite of the period of their actual usage shall not be accounted as fixed assets but shall be accounted as floating assets or articles of small value or other values.

23. Head of the organization shall be entitled to establish smaller limit for cost of articles to be accounted as floating assets in spite of their cost and actual period of usage as follows: special tools and arrangements or dedicated tools and arrangements to be used in production of arrangements to fixed assets or uniform to be distributed among organization's employees or tools and arrangements which manufacturing costs accounted as overhead costs.
24. Cost of articles transferred to be produced or operated shall be repaid by organization in the form of accumulated depreciation.
25. Depreciation of articles mentioned above shall be accumulated at the rate of 100 % when articles are transferred to be operated. Articles of small value or quick-depreciated which costs per a unit are within 1/20-th of the established limit can be written off to the extent of transfer of such articles to be produced or operated without accumulation of such articles depreciation.
26. Accumulation of depreciation of articles transferred to be produced or operated shall be made in spite of results of organization economic activity in the accounting period.

- **Intangible assets.**

8. Rights, software, databases, patents for an invention, industrial samples, trade marks or license agreement for trade mark to be used, rights for know-how and others shall be accounted as intangible assets used in economic activity during a period over 12 months and profitable.
9. Moreover, organization costs (costs related to legal entity establishment considered as contribution of participants (shareholders) into the Authorized Capital under Articles of Association as well as organization's goodwill shall be accounted as intangible assets.
10. Cost of intangible assets object shall be repaid by depreciation accumulated during a period of actual usage.
11. For objects with cost, which is repaid, accumulated depreciation shall be calculated on the basis of norm calculated according to their actual usage.
12. As of intangible assets for which period of actual usage is impossible to be determined, accumulated depreciation shall be specified for ten years (but in any case it shall not exceed a period of organization activity).
13. Intangible assets depreciation shall be accumulated in spite of results of organization activity during accounting period.
14. Intangible assets shall be shown in balance sheet according to balance cost, i.e. according to actual costs for intangible assets to be purchased or manufactured or elaborated for planned purposes with the deduction of depreciation accumulated and raw materials and other materials and finished products.

- **Accounting of production stock and goods**

7. Raw and auxiliary materials, fuel, OEM products, spare parts and other material resources shall be shown in balance sheet according to their actual costs.
8. Actual cost of material resources shall be calculated on the basis of actual charges for them to be purchased or manufactured.
9. Actual costs of material resources (goods), which are written off to be used in production, shall be calculated on FIFO method.
10. Goods of the organization shall be shown in balance sheet according to their cost to be purchased.

11. In case of goods sale, their costs can be written off according to the method of evaluation on the basis of actual costs of material resources which are written off to be used in production.
12. Shipped goods, accepted works and provided services shall be shown in balance sheet according to their actual costs including production costs and costs related to services to be provided which are compensated by contractual price.

- **Incomplete production and deferred expenses.**

5. Communication equipment which is not put through all stages (phases) specified by technological process as well as product not completed or tested or accepted shall be accounted as incomplete production.
6. Incomplete production in mass or serial production can be shown in balance sheet according to actual production costs or direct costs.
7. In case of single-piece production incomplete production shall be shown in balance sheet according to actual costs.
8. Costs incurred by the organization during the accounting period but related to following accounting periods shall be shown in balance sheet separately as deferred expenses and shall be written off according to the order established by the organization (at flat rate, in proportion to volume of services provided, etc.) during period they are related to.

- **Capital and reserves**

15. Authorized capital, additional and reserve capital, retained profit and other reserves shall be accounted as parts of organization's own capital.
16. Amount of Authorized capital registered in foundation documents as aggregate amount of contributions (portions, shares) by shareholders (participants) of the organization shall be shown in balance sheet.
17. Authorized capital and actual shareholder (participant) indebtedness of contributions to the Authorized capital shall be shown in balance sheet separately.
18. Sum before the evaluation of fixed assets or capital construction objects or other material objects of organization's property with the actual usage period over 12 months carried out in stipulated order, values received by the organization free of charge, sum received as extra sum over par value of placed shares (income of stock company from issued shares) and other similar sums shall be accounted as additional capital and shall be shown in balance sheet separately.
19. Reserve fund established under legislation of the Russian Federation to cover organization's loss shall be shown in balance sheet separately.
20. The organization when writing off bad debt reserve fund for settlement with other organizations and customers for communication services shall post reserve amounts on organization's financial results.
21. Indebtedness of the organization, which is not repaid within the term stipulated in an agreement and properly ensured, shall be accounted as bad debt.
22. Bad debt reserve shall be established on the basis of organization account receivable inventory to be carried out.
23. Reserve amount shall be determined separately on each bad debt depending on debtor financial condition (solvency) and estimation of probability for such debt to be repaid partly or to the full extent.
24. In case any part of bad debt reserve is not used by the end of accounting period followed the year of such reserve establishment, unspent sums shall be added to

financial results when drafting balance sheet as of the end of the accounting period.

25. Currency account differences arisen on the basis of change of legal exchange rates in relation to Russian Ruble shall be posted on the account 83 "Deferred incomes". In the end of the accounting period balance of account 83 shall be written off from account 83 to account 80 "Profits and Losses".
26. Balance of funds or other reserves established by the organization, in conformity with foundation documents or approved accounting policy, on the basis of profit left at its disposal (retained profit) shall be separately shown in balance sheet.
27. For the purpose of deferred expenses to be included into costs of production and circulation at flat rate during the accounting period the organization is entitled to establish reserves for forthcoming payment for employees' holidays or fixed assets repair or repair and maintenance under warranty or covering other planned expenses or for other purposes stipulated by legislation of the Russian Federation and standard legal acts of the Ministry of Finance of the Russian Federation. Balance of reserves, carried over the following year and determined under the rules of accounting regulation system normative acts, shall be shown in balance sheet as of the end of accounting period on a separate line.
28. Profit after tax and other payments shall be at full Company's disposal. MTS OJSC independently forms content, application, sources and procedure for funds to be established and used.

- **Settlements with debtors and creditors.**

8. Settlements with debtors and creditors shall be shown by each party in its accounting statement in amounts derived from accounting entries and considered to be true. Indebtedness under received loans shall be shown with due interests as of the end of the accounting period.
9. Amounts on settlements with banks and budget shown in accounting statements shall be agreed with appropriate organizations and be identical. Outstanding amounts under these settlements are not allowed in balance sheet.
10. Currency balance on currency accounts of the organization, other monetary facilities (including monetary documents), short-dated securities, debtor or creditor indebtedness in foreign currency shall be shown in balance statements in Ruble amounts calculated at the exchange rate of the Central Bank of the Russian Federation as of the accounting date.
11. Penalties or fines acknowledged by a debtor or due under judgement shall be posted to commercial organization financial results or to increase in income (decrease in costs) for a non-profit organization or to increase (decrease) in financing (funds) for a budget organization and they shall be shown in balance sheet of a receiver or a payer in appropriate debtor or creditor lines till they are received or paid.
12. Account receivable with expired period of limitation and other bad debts shall be written off from each obligation on the basis of inventory data and commentary in writing and an order of the head of the organization and shall be posted on an account of bad debt reserve or on financial results.
13. A debt written off to losses due to debtor's insolvency shall not be annulment of indebtedness. This indebtedness shall be shown in balance sheet during five years from the date of writing off in order to be charged in case of debtor financial condition change.
14. Account payable and indebtedness under deposit with expired period of limitation shall be written off from each obligation on the basis of inventory data and

commentary in writing and an order of the head of the organization and shall be posted on financial results.

- **Transaction and operation accounting.**

24. Any transaction or operation made by the organization shall be confirmed by documents. These documents shall be source documents to be the basis for accounting.
25. Requirements of Chief Accountant (persons involved in accounting activity hereinafter referred to as "Chief Accountant") on transaction documentary registration as well as on submission of such documents and information to accounting department shall be met by any employee of the organization.
26. The following information is requested to be included into source accounting documents : title of document (form), form code, date of document, name of organization on behalf of which such document is drawn, transaction description, measure of transaction (both physical and monetary), titles of persons responsible for transaction performance and proper registration, signatures and names in printed letters (including computer-based documents).
27. Source documents are accepted to be accounted if they are performed according to a standard form contained in albums of source document standard forms; documents performed in a form not stipulated in such albums shall be approved by President of the organization and include requested information in conformity with the requirements.
28. Additional information can be included into source accounting documents depending on transaction type, normative act requirements, methodical accounting instructions and accounting information processing technology.
29. Transaction performance documents related to monetary facilities shall be signed by Head and Chief Accountant of the organization or duly authorized persons.
30. Financial and settlement documents or financial and loan obligations shall be invalid and not be accepted to be performed until they are signed by Chief Accountant or duly authorized person (until such documents are signed by a head of Federal Administration body and performed according special instructions of the Ministry of Finance of the Russian Federation). Financial and loan obligations shall be documents for organization financial investments to be performed or loan agreements or agreements signed under commodity and commercial credit.
31. In case of dispute between Head and Chief Accountant of the organization concerning performance of any transaction, source documents related to such transaction can be accepted to be processed under a written order by organization head who shall be responsible to the full extent for performance and consequences of such transactions as well as for data on them to be included into accounting documents and statements.
32. Source accounting document shall be drawn up while making a transaction or, if it is impossible, as soon as a transaction has been made.
33. Prior drawing up a source document to a customer to make payment for MTS OJSC services a pilot source document shall be generated via CBOSS Copyright © SoftPro to be looked through and approved by Chief Accountant and Financial Control Chief or duly authorized persons. Chief of Billing Service shall be responsible for this paragraph to be performed.
34. In case of selling goods, products, works or services with the use of cash desks, a source account form is permitted to be performed on the basis of cashed checks at least once a day as soon as a working day is over.
35. Creation of source accounting documents, an order and time of such documents transfer to be accounted shall be made in accordance with the schedule for

documents circulation approved for the organization. Timely and high quality performance of source accounting documents, transfer of them to be accounted within due time as well as trustworthiness of data contained in such documents shall be provided by those persons who drew up and signed these documents.

36. Amendments are not permitted to be input in cash checks or banking documents. Amendments can be input in other source accounting documents but only by consent of the persons who drew up and signed these documents; the amendments shall be verified by signatures of those persons with the date of the amendments.
37. In order to control and regulate transaction data processing, consolidated accounting documents can be drawn up on the basis of source accounting documents.
38. Source and consolidated accounting documents can be performed both as hardcopies and on data medium. In case of the latter, the organization shall produce hardcopies of such documents, at its own account, for other participants of transactions as well as on request of control bodies which act under legislation of the Russian Federation or of a court or Public Prosecutor Office.
39. Accounting registers are set for systematic classification and accumulation of information contained in accepted source accounting documents to be posted and shown in accounting statements.
40. Accounting registers can be kept in special books (ledgers), on separate lists or cards, computer-based documents as well as on computer data medium. In case of keeping of accounting registers on computer-based medium, there shall be provided capability for such accounting registers to be printed out as hardcopies.
41. Accounting register formats are designed and recommended by the Ministry of Finance of the Russian Federation or bodies entitled under the federal legislation to regulate accounting process or federal administration bodies or organization provided they follow common accounting principles.
42. Transactions shall be posted in chronological sequence and entered on appropriate accounts.
43. Persons who drew up and signed accounting registers shall be responsible for transactions to be posted in a right way.
44. When being kept, accounting registers shall be prevented from unauthorized amendments. Any amendment in accounting register shall be substantiated and verified by signature of a person who made the amendment with a date of the amendment.
45. Content of accounting registers or internal accounting statements shall be a commercial secret and in cases specified by legislation of the Russian Federation it shall be the state secret.
46. Persons authorized to access information contained in accounting registers or internal accounting statements shall treat this information as the commercial or state secret. In case of disclosure of such information these persons shall be responsible under legislation of the Russian Federation.

- **Invoice Making Out**

3. Invoices shall be made out strictly in accordance with the Decree of RF Government № 108 Dated 02.02.98 (Annex № 1) and certified by organization's (enterprises') stamp which was duly registered and specified in Foundation documents of this organization (enterprise) and with the Letter issued by the State Taxation Inspection for Moscow № 30-08/24408 Dated 07.08.98.
4. In case of necessity invoices can be signed by other responsible persons authorized under an order issued in the organization.

- **Order for Accounting Statement Submission**

5. Organizations shall submit annual accounting statements under the Foundation documents to Shareholders, organization members and owners of its assets as well as to a local body of the State Committee of Statistics located at the place of organization registration. As far as administration bodies or banks or other users concerned, accounting statements shall be submitted under legislation of the Russian Federation. The organization shall submit one copy of accounting statements to each specified address free of charge.
6. Organizations shall submit annual accounting statements in accordance with formats specified in paragraph 30 hereof. Non-submission of Cash Flow Statement is permitted for small enterprises and non-profit organizations. Moreover, small enterprises are entitled not to submit Annex to Balance Sheet, other Annexes and Explanatory Note.
7. Organizations shall submit annual accounting statements within 90 days after the end of the year, until other is stipulated by legislation of the Russian Federation, and quarterly accounting statements, in cases stipulated by legislation of the Russian Federation, within 30 days after the end of the quarter. Within the stipulated terms the exact date for accounting statements to be submitted shall be fixed by Shareholders (members) of the organization or General Shareholders meeting. Annual accounting statements shall be submitted not earlier than 60 days after the end of accounting year. Annual accounting statements to be submitted shall be approved in accordance with the order stipulated by Foundation documents of the organization.
8. In cases stipulated by legislation of the Russian Federation the organization shall publish accounting statements and audit opinion summary. Accounting statements publication shall have been performed by 1 June of the year following the accounting year until other is stipulated by legislation of the Russian Federation. An order for accounting statements to be published shall be stipulated by the Ministry of Finance of the Russian Federation or bodies authorized by Federal law to regulate accounting process.

- **General Rules for Consolidated Accounting Statements**

3. Any organization which has daughter or associated companies shall draft, in addition to its own accounting statements, consolidated accounting statements with financial results of accounting statements of daughter and associated companies located in the Russian Federation or abroad included in it according to the order stipulated by the Ministry of Finance of the Russian Federation.
4. Responsibility of persons signed consolidated accounting statements shall be stipulated by legislation of the Russian Federation.

- **Archiving of Accounting Documents**

5. The organization shall archive source accounting documents, accounting registers and accounting statements during a period specified in accordance with the state archive regulations, in any case such period shall be at least five years.
6. Operation plan of accounts, other accounting documents, coding procedures, software for data processing (with indication of time when they were used) shall be archived by the organization during at least five years after the accounting year when they were used for the last time.
7. Source accounting documents can be withdrawn only by inquiry or investigation or prosecution bodies, taxation inspection or police on the basis of their

resolutions under legislation of the Russian Federation. Chief Accountant or other duly authorized person of the organization shall be entitled, with the permission and at presence of representatives of the bodies which withdraw documents, to make copies of such documents with indication of withdrawal reason and date.

8. Head of the organization shall be responsible for source accounting documents, accounting registers and accounting statements to be archived.

Particular accounting features provided for the purpose of taxation in subsidiaries and other separate departments:

10. Location of MTS OJSC subsidiaries and other separate departments (hereinafter referred to as "departments") shall be places of business of the Company via company's departments which should perform their duties on taxes and levies to be paid under the current federal or regional or local law.

11. Income tax amount shall be determined by the head organization according to a profit share related to department calculated in proportion to its wages fund and the cost of fixed production assets on the basis of RF Government Decree Dated 01.07.95 № 660.

12. Assets tax shall be calculated by the head organization and charged at the appropriate rate to budget of RF subject related to the location of department and from the bank account of department.

13. Value Added Tax shall be calculated and paid by department under the law № 1992-1 Dated 06.12.91 "On Value Added Tax", i.e. duty on tax payment occurs in case of independent selling goods, works or services by department.

    Selling of goods shall be considered independent for the purpose of taxation if a head of department entered into a transaction on goods (works, services) to be sold, on the basis of Power of Attorney issued according to a duly procedure, and if monetary facilities paid for goods (works, services) under this transaction were passed to department's account or entered to department's cash-desk (in compliance with the Letter of Moscow Department of Moscow Taxation Inspection Dated 09.03.2000 № 02-14 /8927/).

14. Taxes to highway fund (with the exception of highway-user tax) shall be calculated and paid only by the head organization.

    Highway-user tax shall be calculated by the head organization. Partly this tax shall be paid by the head organization to the federal budget and the other part of this tax is subject to payment to the local budget from department's bank account.

15. Housing maintenance and social amenities tax is a local tax. Calculation and payment of this tax shall be made by departments in conformity with local administration resolutions or orders (Resolution by Vladimir City Council of People's Deputies № 80 Dated 25.07.96, Resolution by Kaluga City Duma № 30 Dated 25.07.97, Order by Pskov City Duma № 148 Dated 30.03.99, Resolution by Ryazan City Council № 112 Dated 16.03.00, Resolution by Smolensk City Council № 195 Dated 15.03.98, Resolution of Tula Administration Head № 195 Dated 21.03.94).

16. Calculation and payment of advertising tax shall be made by departments in compliance with local administration resolutions or orders.

17. *Procedure for a sales tax to be calculated and paid shall be specified by local control bodies. A sales tax is not charged in Kaluga and Ryazan Regions where MTS OJSC departments are located.*
18. *Insurance or any other contributions to off-budget funds shall be made in cases when insurance contribution payer is an employer, i.e. entity's department entitled to employ and fire and independently calculate salary to employees.*

M.A. Smirnov
MTS OJSC President

Agreed by :

V.I. Kondratiev
Chief Accountant

E.G. Goncharenko
Deputy Chief Accountant

E.Yu. Shatalova
Deputy Chief Accountant

N.V. Ovsienko
Deputy Chief Accountant

The Balance Sheet

		Codes
	Form # 1, OKUD	0710001
as of **December 31, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	52300
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

ASSETS	**Line code**	**At the beginning of the accounting period**	**At the end of the accounting period**
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible Assets (04, 05)	110	1 119 571	941 901
Patents, licenses, trade marks (brand names), other rights and assets similar to those specified	111	1 119 571	941 901
Organization expenses	112	-	-
Goodwill	113	-	-
Fixed Assets (01, 02, 03)	120	6 030 908	9 190 925
Land and natural resources	121	-	3 706
Buildings, machinery and equipment	122	6 030 908	9 187 219
Construction in Progress (07, 08, 16, 61)	130	2 300 034	7 556 560
Earning Investments in Tangible Values (03)	135	-	-
Property let out on lease	136	-	-
Property let out on lease under rental agreement	137	-	-
Long-term Financial Investments (06, 82)	140	801 315	3 093 330
Investments in subsidiaries	141	467 730	2 759 745
Investments in associated companies	142	333 185	333 185
Investments in other organizations	143	400	400
Loans granted to organizations for a period longer than 12 months	144	-	-
Other long-term financial investments	145	-	-
Other Non-Current Assets	150	-	-
Section I TOTAL	190	10 251 828	20 782 716
II. CURRENT ASSETS			
Inventories	210	1 333 710	3 710 933
Raw materials, materials and other items of a similar nature (10, 12, 13, 16)	211	206 773	502 408
Animals for breeding and fattening (11)	212	-	-
Work in process costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	474 130	1 440 543
Finished goods and goods available for resale (16, 40, 41)	214	454 337	571 932
Goods shipped (45)	215	-	-
Deferred expenses (31)	216	198 470	1 196 050
Other inventories and costs	217	-	-
Value Added Tax on Acquisitions (19)	220	520 689	1 815 517
Accounts Receivable (payments due in more than 12 months after the reporting date)	230	-	-
Buyers and customers (62, 76, 82)	231	-	-
Notes receivable (62)	232	-	-
Indebtedness of subsidiaries and associated companies (78)	233	-	-
Advances issued (61)	234	-	-
Other debtors	235	-	-
Accounts Receivable (payments due within 12 month after the reporting date)	240	1 429 550	4 091 325
Buyers and customers (62, 76, 82)	241	1 414 869	4 056 556
Notes receivable (62)	242	-	-
Indebtedness of subsidiaries and associated companies (78)	243	-	-
Indebtedness of participants (founders) regarding contributions to the authorized capital (75)	244	-	-
Advances issued (61)	245	-	-
Other debtors	246	14 681	34 769
Short-term Financial Investments (56, 58, 82)	250	542 381	653 432

Loans granted to organizations for a period shorter than 12 months	251	542 381	653 432
Own shares, repurchased from shareholders	252	-	-
Other short-term financial investments	253	-	-
Monetary Assets	260	6 917 847	8 946 400
Cash (50)	261	697	3 440
Settlement accounts (51.)	262	128 298	273 683
Foreign currency accounts (52)	263	6 643 649	8 647 660
Other monetary assets (55, 56, 57)	264	145 203	21 617
Other Current Assets	270	-	-
Section II TOTAL	290	10 744 177	19 217 607
BALANCE (total lines 190 + 290)	300	20 996 005	40 000 323

LIABILITIES	**Line code**	**At the beginning of the accounting period**	**At the end of the accounting period**
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized Capital (85)	410	199 333	199 333
Additional Capital (87)	420	17 440 385	17 439 699
Reserve Capital (86)	430	-	-
Reserves created in accordance with the Legislation	431	-	-
Reserves created in accordance with the Foundation documents	432	-	-
Social sphere fund (88)	440	-	-
Special purpose financing and receipts (96)	450	-	-
Retained earnings of past years (88)	460	-	18 903
Uncovered loss of past years (88)	465	-	-
Retained earnings of the accounting year (88)	470	136 431	8 470 856
Uncovered loss of the accounting year (88)	475	-	-
Section III TOTAL	490	17 776 149	26 128 791
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	-	7 552 500
Bank loans redeemable more than 12 months after the reporting date	511	-	-
Borrowings redeemable more than 12 months after the reporting date	512	-	7 552 500
Other long-term liabilities	520	-	-
Section IV TOTAL	590	-	7 552 500
V. CURRENT LIABILITIES		-	
Borrowings and loans (90, 94)	610	-	-
Bank loans redeemable within 12 months after the reporting date	611	-	-
Borrowings redeemable within 12 months after the reporting date	612	-	-
Accounts Payable	620	3 213 670	6 208 071
Suppliers and contractors (60, 76)	621	1 201 235	3 436 186
Notes payable (60)	622	-	-
Payables to subsidiaries and associated companies (78)	623	-	-
Payables to the company employees (70)	624	310	50 943
Debt to the state off-budget funds (69)	625	302	149
Debt to the budget (68)	626	743 305	978 351
Advances received (64)	627	1 268 518	1 742 442
Other creditors	628	-	-
Income payable to the participants (founders) (75)	630	6 186	6 186
Unearned revenues (83)	640	-	104 775
Reserves for deferred expenses (89)	650	-	-
Other current liabilities	660	-	-
Section V TOTAL	690	3 219 856	6 319 032
BALANCE (total lines 490 + 590 + 690)	699	20 996 005	40 000 323

REFERENCE
ON THE ITEMS AVAILABLE AND ACCOUNTED FOR IN OFF-BALANCE ACCOUNTS

Indicator	**Line code**	**At the beginning of the accounting period**	**At the end of the accounting period**
1	2	3	4
Lease of fixed assets (001)	910	-	-

Including leasing	911	-	-
Inventory holdings accepted for storing and to be accounted for (002)	920	-	-
Goods accepted on commission (004)	930	-	-
Liabilities of insolvent debtors written off into losses (007)	940	490 704	504 962
Security for liabilities and payments received (008)	950	-	20 377
Security for liabilities and payments issued (008)	960	17 905	81
Housing facilities depreciation (014)	970	-	-
Depreciation of external improvement objects and other items of a similar nature (015)	980	-	-
The non-material actives which are not concerning on 04 acc.	990	-	1 191 083

INCOME STATEMENT

		Codes
	Form # 2, OKUD	0710002
as of **December 31, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

Shipment-related

Indicator	Line code	For the accounting period	For a similar period of the last year
1	2	3	4
I. Revenues and expenses from ordinary activities			
Revenues (net) from sale of goods, products, works, services (less) value added tax, excise tax and similar obligatory payments	10	26 289 557	16 141 537
Cost of goods, products, works, services sold	20	13 529 800	8 494 025
Gross profit	29	12 759 757	7 647 512
Commercial expenses	30	-	614 167
Administrative expenses	40	-	-
Profit (loss) from sales (lines (010 – 020 – 030 – 040))	50	12 759 757	7 033 345
II. Operating revenues and expenses			
Interest receivable	60	416 412	129 311
Interest payable	70	2 718	-
Income from participation in other organizations	80	3 769	181
Other operating revenues	90	-	20 851
Other operating expenses	100	529 051	365 544
III. Non-sales revenues and expenses			
Non-sales revenues	120	317 366	108 830
Non-sales expenses	130	496 410	479 632
Profit (loss) before taxes (lines 050 + 060 - 070 + 080 + 090 – 100 +120 – 130)	140	12 469 125	6 447 342
Tax on profit and other obligatory payments of a similar nature	150	3 883 128	1 446 710
Profit (loss) from ordinary activities	160	8 585 997	5 000 632
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	567	587
Extraordinary expenses	180	-	-
Net income (retained earnings (loss) for the accounting period) (lines (160 + 170 – 180))	190	8 586 564	5 001 219
FOR THE INFORMATION. The dividends, falling one action(share): on exclusive	201	-	-
on common	202	-	-
The sums of the dividends assumed in the following accounting year, falling one share: on exclusive	203	-	-
on common	204	-	-

DECODING OF SEPARATE PROFITS AND LOSSES

Indicator	Line code	For the accounting period		For a similar period of the last year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Penalties recognized or on which decisions of court (arbitration court) on their collecting are received	210	2 229	2 931	80	-
Profit (loss) of the last years	220	18 903	-	-	-
The indemnification, caused by default	230	-	-	-	-

or inadequate execution of obligations					
Course differences on operations in foreign currency	240	261 257	-	40 331	-
Decrease of the cost price of material - industrial stocks on the end of the accounting period	250	-	210 589	-	237 630
Charge off receivable and creditor debts on which term of limitation of actions has expired	260	17 921	19 766	-	26 640

CAPITAL FLOW STATEMENT

	Codes
Form # 3, OKUD	0710003
Date (year, month, day)	
OKPO	52686811
INN	7740000076
OKDP	
OKOPF/OKFS	47/34
OKEI	

as of **December 31, 2001**
Organization: **Mobile TeleSystems Open Joint Stock Company**

Tax payer identification number
Business activity: **telecommunications services**
Organizational and legal form / property form: **open joint stock company / private**
Unit of measurement: **thousands rubles**

Indicator	Line code	Beginning of year balance	Received in the reporting year	Spent (used) in the reporting year	End of year balance
1	2	3	4	5	6
I. OWNER'S EQUITY					
Authorized (pooled) capital	010	199 333	-	-	199 333
Additional capital	020	17 440 385	-	686	17 439 699
Reserve Fund	030	-	-	-	-
	040	-	-	-	-
Retained earnings of past years	050	136 431	23	117 552	18 902
Social sphere funds	060	-	-	-	-
Special purpose financing and receipts from the budget	070	-	-	-	-
Section I TOTAL	079	17 776 149	23	118 238	17 657 934
II. OTHER FUNDS AND RESERVES	080	-	-	-	-
Section II TOTAL	089	-	-	-	-

REFERENCES

Indicator	Line code	Beginning of year balance	End of year balance
1	2	3	4
1) Net Assets	150	17 255 460	24 418 049
		From the budget	**From industry branches and inter-industry funds**
		3	4
2) Received for purposes of:			
Capital investments financing	160	-	-
Research and development financing	170	-	-
Compensation of losses	180	-	-
Social development	190	-	-
Other purposes	200	-	

CASH FLOW STATEMENT

		Codes
	Form # 4, OKUD	0710004
as of **December 31, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	52300
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

Indicator	Line code	Total amount	Of this amount		
			Operating activities	Investing activities	Financing activities
1	2	3	4	5	6
1. Beginning of year cash balance	010	6 775 698	x	x	x
2. Total cash received	020	80 152 899	71 666 493	3 769	8 482 637
including:					
Proceeds from sales of goods, products, works, and services	030	36 464 568	x	x	-
Proceeds from sales of fixed assets and other assets	040	815 976	815 976	-	-
Advances received from buyers (customers)	050	32 473 822	x	x	-
Budget allocations and other special purpose financing	060	-	-	-	-
Free of charge	070	-	-	-	-
Credits received	080	1 912 127	1 912 127	-	-
Loans received	085	7 552 500	-	-	7 552 500
Dividends and interest on financial investments	090	933 906	x	3 769	930 137
Other receipts	110	-	-	-	-
3. Cash allocated, total	120	78 001 065	67 997 598	9 081 744	-
Including on:					
Payments for goods, works and services purchased	130	32 493 804	32 493 804	-	-
Remuneration of labor	140	731 367	x	x	x
Allocations to social needs	150	190 356	x	x	x
Payment of accountable cash amounts	160	86 343	86 343	-	-
Advances issued	170	14 976	14 976	-	-
Payment for the share in construction	180	-	x	-	x
Machinery, equipment and transport facilities	190	8 995 632	x	8 995 632	x
Financial investments	200	4 244 990	4 244 990	-	-
Payment of dividends and interest	210	86 112	x	86 112	-
Settlements with the budget	220	29 242 104	29 242 104	x	-
Payment of interest under received credits and loans	230	1 915 381	1 915 381	-	-
Other payments, transfers, etc.	250	-	-	-	-
4. Cash balance at the end of the reporting period	260	8 927 532	x	x	x
Reference information:					
Total receipts of cash payments from line 020 (except the data in line 100)	270	18 118 843			
Including in settlements:					
With legal entities	280	5 420 393			
With natural persons	290	12 698 450			
of which with the use of					
Cash-registers	291	12 698 450			
Strict accounting forms	292	-			
Cash					
Received from bank by the cash department of the organization	295	78 619			
Handed over to the bank by the cash department of the organization	296	1 556 252			

ATTACHMENT TO THE BALANCE SHEET

		Codes
	Form # 5, OKUD	0710005
as of **December 31, 2001**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	52300
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

1. FLOW OF BORROWED FUNDS

Indicator	Line code	Beginning of year balance	Received	Repaid	End of year balance
1	2	3	4	5	6
Long-term bank loans	110	-	-	-	-
Including those outstanding	111	-	-	-	-
Other long-term loans	120	-	7 552 500	-	7 552 500
Including those outstanding	121	-	-	-	-
Short-term bank loans	130	-	1 912 127	1 912 127	-
Including those outstanding	131	-	-	-	-
Other short-term loans	140	-	-	-	-
Including those outstanding	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line code	Beginning of year balance	Liabilities assumed	Liabilities repaid	End of year balance
1	2	3	4	5	6
Accounts receivable:					
Short-term	210	1 429 550	165 691 755	163 029 980	4 091 325
Including outstanding	211	-	-	-	-
Of which more than 3 months overdue	212	-	-	-	-
Long-term	220	-	-	-	-
Including outstanding	221	-	-	-	-
Of which more than 3 months overdue	222	-	-	-	-
from line 220 receivables (payments are expected in more than 12 months after the reporting date)	223	-	-	-	-
Accounts payable:					
Short-term	230	3 213 670	27 182 900	24 188 499	6 208 071
Including outstanding	231	-	-	-	-
Of which more than 3 months overdue	232	-	-	-	-
Long-term	240	-	-	-	-
Including outstanding	241	-	-	-	-
Of which more than 3 months overdue	242	-	-	-	-
From line. 240 payables (payments are expected in more than 12 months after the reporting date)	243	-	-	-	-
Collaterals:					
Received	250	-	-	-	-
Including those from the third parties	251	-	-	-	-
issued	260	-	-	-	-
Including those to third parties	261	-	-	-	-

REFERENCES TO SECTION 2

Indicator	Line code	Beginning of year balance	Liabilities assumed	Liabilities repaid	End of year balance
1	2	3	4	5	6
1) Flow of notes					
Notes issued	262	-	-	-	-
Including those outstanding	263	-	-	-	-
Notes received	264	-	-	-	-
Including those outstanding	265	-	-	-	-
2) receivables supplied products (works, services), at cost	266	-	-	-	-

3) A list of organizations – debtors having the largest indebtedness

Name of organization	Line code	End of year balance	
		Total	Including those 3 month overdue
1	2	3	4
ООО "Сименс"	270	391 143	-
ООО "Компания Пассажир"	271	9 796	9 796
ООО "Аэрогрупп"	272	10 866	-
ЗАО "Система Галс"	273	8 303	-
ОАО "Строительная фирма "Растр"	274	12 964	-

4) A list of organizations – debtors having the largest indebtedness

Name of organization	Line code	End of year balance	
		Total	Including those 3 month overdue
1	2	3	4
ОАО "Ростелеком"	280	60 923	-
ООО "Совинтел"	281	51 712	-
ЗАО "МТУ Информ"	282	78 151	-
ООО "Оперативная справка"	283	3 015	-
ОАО "МГТС"	284	3 139	-
ЗАО "Межрегиональный Транзит Телеком"	285	9 280	-
ЗАО "АМТ"	286	7 330	-

3. DEPRECIABLE ASSETS

indicator	Line code	Beginning of year balance	Received (introduced)	Disposed	End of year balance
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual (industrial) property objects	310	1 354 630	558 371	558 911	1 354 090
Including the rights arising from:					
Author's and other agreements relating to works of science, literature, works of art and objects of related rights, to computer software, databases, etc.	311	1 354 620	558 371	558 911	1 354 080
Patents for inventions, production prototypes, selection achievements, certificates for useful models, trade marks and service marks, or license agreements relating thereof	312	10	-	-	10
Know-how rights	313	-	-	-	-
Right to use separate natural resources	320	-	-	-	-
Organization expenses	330	-	-	-	-
Company Goodwill	340	-	-	-	-
Other	349	-	-	-	-
Total (total lines 310 + 320 + 330 + 340 + 349)	350	1 354 630	558 371	558 911	1 354 090
II. FIXED ASSETS					

Land and natural resources	360	342	3 364	-	3 706
Buildings	361	219 242	507 961	67 523	659 680
Constructions	362	-	43 404	-	43 404
Machinery and equipment	363	6 461 247	3 908 757	258 736	10 111 268
Transport facilities	364	56 875	42 894	6 292	93 477
Stores and supplies and household equipment	365	311	598	-	909
Workstock	366	-	-	-	-
Livestock	367	-	-	-	-
Long-term planting	368	-	-	-	-
Other fixed assets categories	369	19 460	28 522	2 408	45 574
Total (total lines 360 - 369)	370	6 757 477	4 535 500	334 959	10 958 018
including:					
Production	371	6 746 638	4 527 734	334 959	10 939 413
Non-production	372	10 839	7 766	-	18 605
III. ITEMS OF HIGH WEAR AND LOW UNIT COST, TOTAL	380	-	-	-	-
including:					
at the warehouse	381	-	-	-	-
in use	382	-	-	-	-

REFERENCE TO SECTION 3

Indicator	Line code	Beginning of year balance	End of year balance
1	2	3	4
From line 371, columns 3 и 6:			
Let out on lease, total	385	-	2 297
Including:			
Buildings	386	-	-
Constructions	387	-	-
Other	388	-	2 297
	389	-	-
Put to prolonged storage	390		
wear and tear of depreciable assets:			
Intangible assets	391	235 059	412 189
Fixed assets, total	392	726 569	1 767 093
including:			
Buildings and constructions	393	448 336	1 693 039
Machinery, equipment, transport facilities	394	274 947	55 449
Other	395	3 286	18 605
Assets low unit cost, total	396	-	-
Reference information:			
Indexation results associated with fixed assets revaluation:			
initial (recovery) cost	397	-	x
Wear and tear	398	-	-
Pledged assets	400	342	3 706

4. FLOW OF FINANCING FACILITIES FOR LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Beginning of year balance	Accrued (created)	Used	End of year balance
1	2	3	4	5	6
Own funds of the organization	410	136 431	12 469 125	4 115 797	8 489 759
including:					
Profit retained in the organization (accumulation fund)	411	136 431	12 469 125	4 115 797	8 489 759
Debt capital, total	420	-	9 464 627	1 912 127	7 552 500

including:					
Bank loans	421	-	1 912 127	1 912 127	-
Other organizations' borrowed funds	422	-	7 552 500	-	7 552 500
Participating share in construction	423	-	-	-	-
From the budget	424	-	-	-	-
From off-budget funds	425	-	-	-	-
other	426	-	-	-	-
Total own and debt capital (lines 410 and 420)	430	136 431	21 933 752	6 027 924	16 042 259
Reference information:					
Construction in progress	440	2 300 034	23 169 952	17 913 426	7 556 560
Investments in subsidiaries	450	468 073	2 298 170	2 097	2 764 146
Investments in dependent companies	460	333 242	7 574	11 632	329 184

5. FINANCIAL INVESTMENTS

indicator	Line code	Long-term		Short-term	
		At the beginning of year	At the end of year	At the beginning of year	At the end of year
1	2	3	4	5	6
Stakes and stocks of other organizations	510	468 299	2 764 155	-	-
Bonds and other debt liabilities	520	333 015	321 383	-	-
Loans granted	530	542 381	-	653 432	-
Other	540	-	-	-	-
Reference information:					
Bonds and other securities at market value	550	-	-	-	-

6. COSTS INCURRED BY THE ORGANIZATION

Indicator	Line code	For the reporting year	For the previous year
1	2	3	4
Material costs	610	10 831 286	2 971 053
Labor costs	620	769 565	407 487
Social needs deductions	630	161 857	180 764
Depreciation of fixed assets	640	1 767 092	628 577
Other costs	650	-	2 252 641
Total by costs components	660	13 529 800	6 440 522
Change of the rests (a gain [+], reduction [-]): a work in progress	670	1 419 236	111 310

7. SOCIAL INDICATORS

Indicator	Line code	Due in settlement	Spent	Transferred to funds
1	2	3	4	5
Deduction in the state non budget funds:				
to Social Insurance Fund	710	27 699	16 213	11 486
to Pension Fund	720	145 205	145 205	-
to Employment Fund	730	2 683	-	2 683
medical insurance	740	18 144	-	18 144
Deduction in the not state pension funds	750	25 000	x	25 000
Insurance payments under contracts of voluntary insurance of pensions	755	45 645	x	x
Average number of employees	760	2 611	x	x
Money compensation and bonuses not related to products manufacturing, work performance and providing of services	770	6 619	x	x
Yield on shares and income from investments into the company assets	780	-	x	x

To:
Head of Moscow Interdistrict Ispection No. 40
within the Ministry of Taxes and Charges
of the Russian Federation

No. Б - 92 of March 27, 2001

Explanatory Note to Accounting Reports
of Mobile TeleSystems OJSC, INN 7740000076
for the year of 2001

This Explanatory Note forms an integral part of Mobile TeleSystems OJSC's accounting reports for the year 2001 prepared in accordance with the applicable legislation of the Russian Federation.

1. Organization and areas of activity.

The company was established as Mobile TeleSystems Open Joint Stock Company

State registration date: 01.03.2000.

The company has branches, registered in the following towns of the RF:
Tver, Kostroma, Syktyvkar, Pskov, Ryazan, Kaluga, Tula, Smolensk, Vladimir, Yaroslavl, Hizhni Novgorod, Ivanovo, Kirov (Vyatka), Tambov, Tumen, Perm, Chelyabinsk, as well as structural divisions in Obninsk, Vyazma, Gagarin, Desnogorsk, Roslavl, Safonovo, Yartsevo, Sasovo, Rudnya, Pochinok, Ukhta, Petushki, Kasimov, Spas Klepiki, Skopin, Shilov, Rybinsk, Murom, Pechora.

In 2001 the average number of employees amounted to **2611 persons**.

The company and its branches are engaged in the following types of business activities:
1. cellular telecommunications services
2. leasing of communication channels
3. local and international communications services
4. rendering of telematic services
5. provision of right to perform the works according to the list attached to the license (construction)

Information on organizations keeping the register of rights to securities:
Registrar: "Registrar NIKoil" Open Joint Stock Company
Postal address: 8/45, Pravda Street, Moscow, 125124, RF
License: No. 10-000-1-00236, date of issue: 22/12/97, date of expiration: 25/06/03
Authority that issued the license: The Federal Commission for the Securities Market of the RF

A list of mass media where information on the Company is published:

1. "Supplement to Vestnik of the Federal Commission for the Securities Market", published by the Federal Commission for the Securities Market of Russia. Registration certificate No. 014622.
2. The Wall Street Journal
3. The Financial Times

2. Basic principles of accounting policy
The Company maintains its accounting in accordance with the Federal Law of November 21, 1996 No. 129-ФЗ "On Accounting" and "Regulations on Accounting Procedures and Accounting Reports in the Russian Federation" approved by Order No. 34н of the Ministry of Finance of the Russian Federation (July 29, 1998) as well as by the applicable Accounting Regulations.

Basic principles of the Company's accounting policy are set forth below:

- The Company records depreciation of fixed assets by allocating depreciation charges in equal portions over the asset's useful life in accordance with the Uniform Norms of Depreciation Charges until Full Recovery of Fixed Assets applied in the Russian Federation, approved by RF Government Decree No. 595 of 14.08.92.
  Accelerated depreciation method is applied to air conditioners, BTs, microwave equipment and switching equipment.

  Periods of useful life of fixed assets by principal categories are set forth below:

Buildings and constructions	from 10 to 83 years
Machinery and equipment	from 5 to 16 years
Transport facilities	from 7 to 9 years
Office equipment	from 5 to 10 years
Other	from 2 to 20 years

- The Company's intangible assets are depreciated over their estimated useful lives.
  The length of intangible assets' useful life is estimated on the basis of:
  1. The term of a patent, certificate and other restrictions imposed by the RF legislation upon the periods of use of intellectual property objects;
  2. Expected life of such objects, during which the organization may obtain economic benefits (revenues).

  According to the norms applied to depreciation of intangible assets which useful life can not be determined, depreciation charges are spread over a 20-year period (such period shall not exceed the life of an enterprise).

  Useful life of intangible assets by major categories are set forth below:

Software	up to 20 years
Right of use	from 3 to 20 years

- Direct and indirect materials, fuel, component items, spare parts and other material resources are reflected in the balance sheet at their actual unit cost.
  The actual unit cost of material resources is determined on the basis of the actual costs related to acquisition and manufacturing of such resources. The actual cost of material resources (goods) charged out to production is determined as a unit cost of the first items acquired (FIFO);

The goods in the organization are reported in the balance sheet at their acquisition cost.

When the goods are sold (disposed of) their value is written off using methods measuring the goods at the actual unit cost of material resources charged out to production.
The merchandise shipped, the works performed and the services provided are reported in the balance sheet at their actual unit cost, which along with manufacturing costs includes the costs associated with the sales of services covered by contractual price.

The organization writes off provisions for doubtful debts created for settlements with other organizations and persons providing communication services, and adjusts after-tax financial results of the organization for the amount of provisions constituting 17 828 210 rbls.
Unsecured receivables of the Company that are not repaid within the period stipulated by the agreement are recognized as doubtful debts.
Provision for doubtful debts in the amount of 44 203 395,82 rbls was created in 2000 on the basis of the Company's accounts receivable inventorying results.
The amount of such provision is determined for each doubtful debt separately and depends on the financial position (solvency) of a debtor and on a likelyhood of debt repayment, whether in full or in part.

- The Company does not create any fixed assets repair fund .
- Accounting for assets and liabilities which value is expressed in foreign currency is maintained in accordance with Accounting Regulation ПБУ 3/2000 "Accounting for Assets and Liabilities which Value is Expressed in Foreign Currency".
  US dollar exchange rate on the date of reporting: USD 1 = RUR 30,14 .

- The Company does not create any special purpose funds.

3. Analysis and evaluation of the balance sheet structure.

The balance sheet structure as of December 31, 2001 is characterized by the following ratios:

Ratio	31.12.2000	31.12.2001	Norm (*)
The Current Liquidity Ratio	3,3	3,04	> 2
Own Funds Ratio	0,7	0,28	>0.5
Net Assets	17 255 460	36 027 945	Exceeds the authorized capital

*) The norm value indicates that the balance sheet structure is satisfactory.

(The ratios are calculated in accordance with the System of Measures approved by RF Government Regulation No. 498 of 20.05.94 used as a guide to determine unsatisfactory balance sheet structure.)

Reference information:

The Current Liquidity Ratio generally indicates how well a company is provided with current assets needed to conduct its business activities and to repay its accrued liabilities on time. This ratio is computed as follows: the actual value of the Company's current assets available, including inventories, finished goods, cash, accounts receivable and other current assets (Section II Total of the Assets Section in the Balance Sheet) is divided by the most current liabilities of the Company which include short-term bank loans, short-term borrowings and accounts payable (Section V Total of the Liabilities Section in the Balance Sheet).

Own Funds Ratio indicates availability of the company's own working capital needed for the company's financial stability. This ratio is computed as the difference between own funds (Section III of the Liabilities Section in the Balance Sheet) and the actual fixed assets value plus other non-current assets (Section I Total of the Assets Section in the Balance Sheet) divided by the actual value of existing current assets including inventories, work-in-process, finished goods, cash, accounts receivable and other current assets (Section I Total of the Assets Section in the Balance Sheet).

4. Fixed assets

The structure of the Company's Fixed Assets is presented in the Attachment to the Balance Sheet (Form 5).

Information on fixed assets is presented below:

Class	Initial value at the beginning of the year (thousands rubles)	Initial value at the year-end (thousands rubles)	Useful life (years)
Land	343	3 706	for life
Buildings and constructions	219 242	703 084	10-83
Machinery and equipment	6 461 247	10 111 268	5-16
Transport facilities	56 875	93 477	7-9
Office equipment	19 460	45 574	5-10
Other	310	909	2-20

5. Interpretation of certain lines in the balance sheet.

Line 246 "Other debtors" includes the following accounts' balances:

	At the beginning of the reporting period	At the end of the reporting period (thds.rbls.)
71 Settlements with accountable persons	324	769
68 Settlements with the budget	-	
63 Settlement under claims	3 504	5 357
65 Settlements under insurance	7	55
73 Other settlements with employees	10 835	22 884
84 Shortages and losses resulting from assets' damage	11	390
69 Settlements under social insurance		

70 Employees payroll		
79 Internal settlements		
67 Settlements with off-budget funds		5 314
TOTAL	**14 681**	**34 769**

6. Explanation of separate lines in the Income Statement (Form 2)

Line 010	**Revenues from sales of goods, works, services**		**26 289 557**
Line 020	**Cost of goods, works, services sold**		**13 529 800**
Line 029	**Gross income**		**12 759 757**
Line 050	**Revenues from sales**		**12 759 757**
Line 060	**Interest receivable (on deposits)**		**416 412**
Line 070	**Interest payable**		**2 718**
Line 080	**Revenues from participation in other organizations (dividends)**		**3 769**
Line 100	**Other operating expenses**		**529 051**
	Services provided by lending institutions		150 588
Taxes		371 647	
	Results from disposal of fixed assets		6 816
Line 120	**Non-sales revenues**		**317 366**
	Exchange difference		261 256
	Penalties received		2 229
	Positive amount differences		2 033
	Other non-sales revenues		51 848
Line 130	**Non-sales expenses**		**496 410**
	Negative amount differences		4 070
	Inventorying results, settlements with buyers		17 899
	Discounts		210 545
Other		263 896	
Line 170	**Extraordinary revenues (insurance)**		**567**

7. Shares and equity capital

Stated capital of the Company amounts to 199 333 thousand rubles and consists of 1 993 326 138 registered shares of common stock with par value of RUR 0,1 per share. The analysis of changes in the owner's capital is presented in the table below (in thousands rubles):

Type of shares	Amount on January 1, 2001	Issue at nominal value	Other movement (**)	Amount on December 31, 2001
Common:				199 333
Issued and fully paid				199 333
Issued and not paid				None
Total common shares				199 333
Preferred stock:				None
(by type and payment)				
Total				199 333

8. Dividend Allocation and Earnings per Share.

In accordance with the resolution of the Annual General Meeting of MTS OJSC Shareholders of 29.06.2001 (Protocol No. 5):

- Until December 31, 2001 pay annual dividends on registered common shares in MTS OJSC in the form of cash funds adjusted for interim dividends paid out in 2000 (Protocol No. 2 of 04/04/2000) in the amount of RUR 0.24 per one registered common share.

The amount of dividend payments adjusted for tax on revenue deducted on the basis of the Company performance results in 2000 constituted 73 201 392, 00 rubles.

9. Board of Directors.

The information on the members of the Board of Directors is presented below:

Name	Position
Rainer Hartmut Hennicke	Chairman of the Board of Directors
M.A. Smirnov	Member of the Board of Directors
A.P. Vronets	Member of the Board of Directors
E.G. Novitski	Member of the Board of Directors
A.L. Leyviman	Member of the Board of Directors
Gernot Taufmann	Member of the Board of Directors
Michael Guenther	Member of the Board of Directors since 24/10/00
Romberg Edgar	Member of the Board of Directors since 24/10/00

10. Subsidiaries and Dependent Companies.

A list of subsidiaries and dependent companies of the organization as well as types of business activities they are engaged in as of 31.12.2000 is presented below:

Name	Location	Type of business activity	Date of investment	Share of the company in the capital
1. Subsidiaries:				
Rosico Closed Joint Stock Company	29, bldg. 2, Ryleev Street, Moscow, 119034, Russian Federation	Telecommunication services	01.03.2000	100 %
Amur Cellular Communications Closed Joint Stock Company	42, B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Russian Federation	Communications services	01.03.2000	100 %
Udmurt Digital Networks-900 Closed Joint Stock Company	278, Pushkinskaya Street, Izhevsk, 426000, Russian Federation	Cellular mobile radio communications services	01.03.2000	51 %
Mobile Communication Systems Open Joint Stock Company	79, Kuibyshev Street, Omsk, 644001, Russian Federation	Cellular mobile radio communications services	03.04.2000	51 %
2. Dependent companies				
ReCom Open Joint	19, Leskov Street, Orel, 302027,	Construction of	01.03.2000	49,9 %

Stock Company	Russian Federation	mobile radio communications network		
Mobile TeleSystems in Komi Republic Limited Liability Company	30, Kommunisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation	Selling initial packages of cellular radio communications services to clients	01.03.2000	26 %
Mobile TeleSystems – T Limited Liability Company	Tver, Russian Federation	Selling initial packages of cellular radio communications services to clients	01.03.2000	26 %
Mobile TeleSystems – Kostroma Limited Liability Company	1, Podlipaeva Street, 156005, Kostroma, Russian Federation	Selling initial packages of cellular radio communications services to clients	01.03.2000	26 %

13. Affiliated entities

In the course of the Company's financial and economic activities, the Company enters into transactions with organizations which are its affiliated entities.

Information on affiliated entities of Mobile TeleSystems Open Joint Stock Company as of 31.12.2000.

1. Joint Stock Financial Corporation Sistema Open Joint Stock Company
2. DeTeMobil Deutsche Telekom MobilNet GmbH
3. Sistema – Invest Closed Joint Stock Company
4. Deutsche Telekom
5. Mobile Communication Systems Open Joint Stock Company
6. Rosico Closed Joint Stock Company
7. Amur Cellular Communications Closed Joint Stock Company
8. Udmurt Digital Networks-900 Closed Joint Stock Company
9. ReCom Open Joint Stock Company
10. Mobile TeleSystems in Komi Republic Limited Liability Company
11. Mobile TeleSystems – T Limited Liability Company
12. Mobile TeleSystems – Kostroma Limited Liability Company
13. R. Hennicke
14. A.P. Vronets
15. A.L. Leyviman
16. E.G. Novitski.
17. M.A. Smirnov
18. G. Taufmann
19. M. Guenther

The Company conducts operations with affiliated entities according to market conditions.

Profit Tax Benefits

MTS OJSC's gross profit for 2001 recorded in accounting data is adjusted for taxation purposes in accordance with the norms and standards established by the legislation and is reflected in line 1 of the Reference to Annex 11 to Instruction No. 37 of the State Tax Service of the Russian Federation.

The amount of profit tax benefits related to the part of profit that is not subject to taxation pursuant to point 4.1. of Instruction No. 37 of the State Tax Service of the Russian Federation is shown in line 5 of calculations of tax on the actual profit (Annex 8 to Instruction No. 37 of the State Tax Service of the Russian Federation). According to special calculations:

Special calculations No. 1

1. Technical equipment	-86 474 839
2. Other constructions	-34 323 979
3. Control instrumentation	-51 208 624
4. Other equipment	-24 419 931
5. Network infrastructure	-164 552 999
6. Base stations	-856 859 431
7. Other radio transmission equipment	-448 773 238
8. Switching equipment	-1 292 921 648
9. Other switching equipment	-8 420 532
10. Computer equipment	-227 973 747
11. New technology equipment	- 168 518 457
12. Telematic services equipment	- 5 695 830
Total tax benefits	**-3 370 143 255**

A list of equipment declared in the special calculations is attached.

Not subject to tax benefits

1. Depreciation	-1 040 523 178

Total profit tax benefit according to special calculations No. 1, line 5 of the calculations of tax on the actual profit -2 329 620 077

MTS OJSC declares profit tax benefits to the state budget **in the amount of 1 156 565 520 rubles.**

The benefit is declared in compliance with **Article 4, section 2, subsection "a"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit shall be reduced for the amount of the actual costs incurred:

- Under Contract No. 1069/2000-MTC of 12.07.2001 concluded with ANO "Coordinating Council on Development of Physical Culture and Sports" on the basis of the State Duma Regulation No 92 of June 27, 2001 "On special purpose program for development of physical culture and sports for the year 2001" for the following amounts of financing:
    - section 5.5, Rochdelski Athletic and Recreational Complex (22/1, Rochdelskaya) – 270 000 000.00 rubles;
    - section 6.12, Athletic and Recreational Tennis Center (100, Rublevskoe Shausse) – 118 123 920.00 rubles
    - special purpose financing agreement of 10.10.2001 No 31/ЦФ-01 (No1638/01-MTS) – 20 000 000.00 rubles

Total amount **408 123 920.00 rubles**.

The benefit is declared in compliance with **Article 4, section 2, subsection "a "** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit shall be reduced for the amount of the actual costs incurred:

- Under Contract No. 1296/2000-MTC of 10.10.2000 with ZAO "Mediko-Technologicheski Holding" for special purpose financing of a target program aimed at establishing industrial production of vitally important medical products, such as, diffused solutions, disposable infusion systems and vaccines **for the amount of 292 290 000.00 rubles**.

The benefit is declared in accordance with **Article 3, section 1, subsection "в"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- Under Contract No. 734/01-MTC of 14.05.2001 for special purpose financing of the city charitable program "Prozrenie". The contract is concluded with "Triedinstvo", an international charitable organization for rendering assistance to invalids, old people and veterans, for **the amount of 15 000 000.00 rubles**.

The benefit is declared in accordance with **Article 3, section 2, subsection "в"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- Under Contract No. 557/01-MTC of 09.04.2001 for special purpose financing of Moscow charitable program "From Moscow to Moscovites and Russians". The contract is concluded with CNP Blagovest for **the amount of 262 951 600.00 rubles**.

The benefit is declared in accordance with **Article 4, section 2, subsection "a"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- Under Contract No. 38/ЦФ-01 (1639/01-MTC) of 10.10.2001 with RBOF "Olympic Programs Fund" for **the amount of 16 000 000.00 rubles**.

The benefit is declared in accordance with **Article 4, section 2, subsection "a"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- Under Contract No. 70/ЦФ-01 (1640/01-MTC) of 10.10.2001 with ZAO Olympic System for **the amount of 50 750 000.00 rubles**.

The benefit is declared in accordance with **Article 3, section 2, subsection "в"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- Under Contract No. 1643/01-MTC of 11.10.2001 with ANO DK Assol for **the amount of 34 000 000.00 rubles**.

The benefit is declared in accordance with **Article 3, section 2, subsection "в"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- Under Contract No. 1642/01-MTC of 11.10.2001 with Charitable Fund "Science to Medicine" for **the amount of 60 000 000.00 rubles**.

The benefit is declared in accordance with **Article 3, section 2, subsection "в"** of Moscow Law No. 35 of 29.11.2000 "On Profit Tax Rates and Benefits". The tax on profit is reduced for the amount of the actual costs incurred:

- Under Contract No. 1644/01-MTC of 11.10.2001 with ROO DLAF for **the amount of 17 450 000.00 rubles**.

Special calculations No. 2 for computing tax on the actual profit of the organization including its geographically separated structural divisions.

In accordance with Order of the Ministry of Taxes and Charges of the RF No БГ-3-02/231 of 15.06.2000 and Letter of the Ministry of Taxes and Charges of the RF No ВГ-6-02/128 of 12.02.2001 the calculation of allocation proportionally to revenues received from each type of activities in the total amount of revenues from sale of products (works, services). Enterprises engaged in trading activities recognize gross profit determined as a difference between the selling and the purchase price of the goods sold without the value added tax and excise taxes as revenues from a given type of activities. When determining the total amount of revenues for the said purposes, gross profit shall be accepted in case of trading activities, and proceeds from the sales of products (works, services) in case of other types of activities.

Description	Amount (rubles)
Revenues from joint activities	26 289 556 763
Revenues from intermediary activities	8 940 124
Profit tax benefits for the whole enterprise (according to special calculation)	2 329 620 077
Share of intermediate activities in the total amount	0.0340064
Tax allowance for profit from ordinary activities	2328 827 858
Tax allowance for profit from intermediary activities	792 219

Additional information: Reference on the procedure for recording data in line 1 **"Calculation of tax on the actual profit"** for the year 2000.

- Line 41 "л" taxable profit increased by:

1.	VAT on own funds	25 795 873
2.	Penalties	2 930 759
3.	Electricity expenses	2 747 531
4.	Utilities	7 501 851
5.	Material assistance	27 291 137
6.	Taxes from profit	5 112 248
7.	Administrative expenses	69 393 241
8.	Contributions to different organizations	380 775 343
9.	Securities-related expenses	210 236 268
10.	BS registration, rental expenses	33 758 919
11.	Territory maintenance	4 385 357
	Total	**769 928 527**

Property Tax Benefits

Annex 2 to the RF State Tax Inspection Instruction No 33 of 08/05/95, the value of the company's assets is reflected in line 02000 pursuant to RF Law No. 2020-1 (ed. 08/01/98) of 13.12.91, Article 5, points "г", "д", "е" **"Communication and power transmission lines as well as infrastructure to maintain objects mentioned above and communication satellites and satellites operational"**.

In 2001 combined average annual value of non-taxable property constituted – 536 955 792.00 rubles.

Advertising Tax

According to the State Tax Inspection Explanatory Letter No 30-14/27671 of 11.09.98 "On Peculiarities of Taxation Imposed upon Russian Enterprises (Organizations) with German Capital" and pursuant to point 7.3 of tax-payer-organization's registration card, direct participation of German investors and amount of their capital constitutes at least 25%. Advertising expenses are subject to unlimited deductions when calculating a taxable profit.

President M.A. Smirnov

Chief Accountant V.I. Kondratiev

Prepared by Deputy Chief Accountant E.G. Goncharenko (912-41-61)

ATTACHMENT

Accounting reports

for 1 Quarter of 2002

Approved by

Mobile TeleSystems

OJSC President

M.A. Smirnov

MOBILE TELESYSTEMS

OPEN JOINT STOCK COMPANY

ORDER NO

December 29, 2001
Moscow

Procedure for Organizing and Maintaining Accounting, Preparing and Presenting Accounting Statements of the Company

(Accounting Policy for 2002)

Interrelation of the Company with External Users of Accounting Information (Accounting Policy for Taxation Purposes).

The principal normative documents governing the accounting policy of the Company are:

- The approved budget of the Company
- Federal Law No. 129-Ф3 of November 21, 1996 *"On Accounting".*
- Accounting Regulation *"Accounting Policy of an Enterprise"* (PBU No 1/98) approved by Order of the Ministry of Finance of the Russian Federation No 60н of December 9, 1998;
- Order of the Ministry of Finance of the Russian Federation No 60н of June 28, 2000 *"On Methodological Recommendations regarding the Procedure for Forming Accounting Data of an Enterprise".*
- Regulations for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34н of July 29, 1998.
- The Chart of Accounts required for maintaining accounting for financial and economic activities of an organization (Order of the RF Ministry of Finance No 94н of October 31, 2000).
- Tax Code of the Russian Federation (Part ! and Part II);

- RF Government Regulations - as applied to the norms and procedure for calculation of travelling expenses and entertainment allowance (documenting, time of arrival and departure, etc.);
- Directives of the Ministry of Finance of the RF as applied to:

- the contents and structure of accounting statements and the procedure for their preparation;
- forms of source accounting documents used to register business transactions;
- forms for which no standard source accounting document forms are prescribed;
- document forms for internal reporting.

(Order of the Ministry of Finance of the Russian Federation No. 4н of January 13, 2000 *"On the Forms of Financial Statements of an Enterprise"*);

- Procedure for Cash Transactions in the Russian Federation approved by Decision of the Central Bank of the Russian Federation No. 40 of September 22, 1993 as applied to the accounting treatment for cash funds (revised in 1996);
- Regulation of the Central Bank of the RF No. 2-п of April 12, 2001 *"On Non-Cash Settlements in the Russian Federation"*.
- Methodological Directives regarding Assets and Financial Liabilities Inventory-Taking Approved by Order of the RF Ministry of Finance No. 49 of June 13, 1995 as applied to carrying out of inventory of assets and liabilities.
- Order of the Ministry of Finance of the RF No. 2 of January 15, 1997 *"On the Procedure for Recording Securities Transactions"*.
- Approved Statutes of the Company's branches and structural divisions.

IT IS ORDERED:

1. To approve the following accounting policy for the year of 2002:

- **The working chart of accounts in compliance with the requirements to completeness of accounting and reporting.**
- **The forms of source accounting documents for which no standard source accounting document forms are prescribed and the forms of documents for internal accounting.**
- **Methods of Assets and Liabilities Valuation** set forth in PBU 3/2000 *"Accounting for Assets and Liabilities whose Value is Denominated in a Foreign Currency"* are approved by Order of the Ministry of Finance No 2н of January 1, 2000.

1. Assets (property), liabilities and other events of economic activities are subject to evaluation in terms of money in order to be recorded in accounting and reporting.
2. Assets acquired for compensation are measured by totaling the actual costs incurred. The structure of actually incurred costs includes the costs associated

with the acquisition of an asset itself, the interest paid on commercial loan granted at acquisition, commission fees (the cost of services) in accordance with the agreement on assignment of rights to a holder of right, non-refundable taxes, customs duties, registration fees, patent duties, costs of transportation, storage and delivery provided by outside organizations and other payments paid to suppliers, foreign economic and other organizations.

3. The current market value of an asset shall be formed on the basis of the price of such asset effective on the date of its receipt; the current market value of assets received on a gratuitous basis (only from nonprofit organizations) shall be formed on the basis of the price of similar assets effective on the date of receipt of such assets. Information about the effective price of an asset shall be confirmed by documents or experts.

4. Manufacturing costs of assets (property) produced by the organization itself are recognized as the actually incurred costs associated with the use of fixed assets, raw materials, fuel, power and labor resources in the process of assets manufacturing and other costs related to assets manufacturing.

5. Other methods of valuation including the reservation method can be applied in the cases stipulated by the legislation of the Russian Federation, the normative acts of the RF Ministry of Finance and by the bodies authorized by the Federal Law to regulate the accounting process.

6. Accounting for assets, liabilities and business transactions can be made in the sums approximated to kopeck integer. The arising amount differences shall be attributed to financial results of the organization.

7. Accounting for valuation of assets, liabilities and services in foreign currency accounts of the Company and recordings of transactions in foreign currency shall be made in rubles, in the amounts recalculated at the exchange rate of the Central Bank of the RF effective on the date of transaction.

- **Inventory of Assets (Property) and Liabilities.**

1. To ensure reliability of accounting and reporting data, the Company shall carry out inventory of assets and liabilities in order to check and confirm by documents their availability, condition and valuation.

2. The procedure of inventory-taking (the number and dates of inventory-takings within the reporting year, the list of assets and liabilities checked in the course of each inventory-taking, etc.) is established by the head of the Company except for the cases when the inventory-taking is obligatory.

3. Inventory-taking is obligatory when the assets are leased out, bought out, redeemed or sold, or prior to the preparation of the annual accounting statements (with the exception of assets whose inventorying was conducted not earlier than on October 1 of the reporting year). Inventorying of fixed assets can be carried out once within three years and is mandatory in the event of:

- replacement of materially liable persons;

- embezzlement, abuse or damage of property;
- natural disaster, fire or any other extraordinary situations caused by extreme conditions;
- reorganization or liquidation of an organization;
- other cases provided for by the legislation of the Russian Federation.

Discrepancies between the assets' actual availability and accounting data revealed in the process of inventorying shall be reflected in accounting in the following order:

a) the surplus of assets is recorded at its actual unit cost on the date of inventorying and the corresponding sum is credited to financial results of the organization;

b) assets shortage or damage within the norms of the natural loss shall be attributed to selling expenses, if the loss exceeds the norms – at the expense of guilty persons. If the guilty persons are not identified or if the court of law declines to claim damages from such persons, then the loss from assets shortage or damage is written off to financial results of the Company.

- **Document Circulation Procedure and Accounting Information Processing Technology.**

1. Source documents created in conformity with the requirements of Regulation No. 105 "On Documents and Document Circulation in Accounting" shall serve as the basis for reflecting information on transactions in accounting registers.
2. Source documents circulation in accounting (document circulation includes creating documents, receiving documents from other enterprises or organizations, document filing, processing and archiving) shall be regulated by a schedule.
3. Persons who create and sign the documents shall be responsible for creation of high quality documents in due time, the timely transfer of documents for their reflection in the accounting and reporting, and for the reliability of information contained in such documents.
4. The Chief Accountant shall control the submission of source accounting documents within the enterprise.

   In compliance with the Regulation for Chief Accountants the requirements established by the Chief Accountant in respect of the procedure for registration of transactions and presentation of the required documents and information to the accounting department of the head office or its sectors shall be mandatory for any department or service of the Company.

- **Contingent Events of Economic Activities**

Contingent event of economic activities (hereinafter referred to as "contingent event") is recognized as an event of economic activity existing at the reporting date, the effects and probability of occurrence of such an event in future are uncertain. Contingent events of economic activities include:

- legal proceedings uncompleted as of the reporting date in which the Company on is a claimant or a defendant and the judgements on such proceedings may be pronounced only in future reporting periods;
- disagreements with tax authorities regarding payments to the budget unsettled as of the reporting date;
- guarantees and other forms of security for liabilities that have not yet matured and which were issued in favor of third parties before the reporting date;
- bills accounted for (discounted) before the reporting date whose maturity date have not occurred prior to the date of signing of accounting statements;
- any actions taken by other organizations before the reporting date and resulted in compensation to be received by the organization, the amount of compensation being the subject of legal proceedings;
- warranty obligations of the organization regarding the products and goods sold, works performed, services rendered, etc. by the organization during the reporting period

Contingent events may result in contingent loss, contingent profit, contingent liability, *and contingent asset.*

- **Events Occurring after the Balance Sheet Date** set forth in PBU 7/98 *"Events Occurring after the Balance Sheet Date"* are approved by Order of the Ministry of Finance No 56н of November 25, 1998.

Post-balance sheet events are events of business activities which have influenced or will influence financial condition of the Company, its cash flows or performance results, and which occurred within the period between the reporting date and the date of signing of accounting statements for the reporting year.

Post balance sheet events are *events* providing evidence of economic conditions existing at the balance sheet date within which the organization conducted its business activities:

- estimation of assets made after the reporting date, the results of such estimation provide evidence of a stable and significant reduction in the assets' cost determined at the reporting date;
- declaration of dividends by subsidiaries and dependent companies for the periods preceding the reporting date;
- a significant accounting error revealed after the reporting date or violation of the law by the organization when performing its operations, which resulted in misleading accounting statements for the reporting period, etc.

Events indicative of economic conditions arising after the balance sheet date in which the Company operates:

- approval of a decision on reorganization of the Company;
- approval of a decision on the issuance of shares and securities;

- acquisition of an enterprise as a complex of property;
- a major deal connected with the acquisition or retirement of fixed assets and financial investments;
- fire, accident, natural disaster, or any other emergency situation resulted in destruction of a significant part of the Company's assets;
- discontinuance of a considerable part of the Company's primary activity, provided that such development could not be foreseen at the reporting date;
- unpredictable change in foreign currencies exchange rate after the reporting date;
- actions of the bodies of state power (nationalization, etc.)

ACCOUNTING METHODS SUBJECT TO DISCLOSURE IN ACCOUNTING STATEMENTS.

- **Incomplete Capital Investments** on the basis of PBU 2/94 *"Registration of Agreements (Contracts) on Capital Construction"* approved by Order of the Ministry of Finance No 167 of December 20, 1994.

1. Incomplete capital investments include the costs of construction and installation, costs associated with the acquisition of buildings, equipment, transportation facilities, instruments, tools and other durable material objects, other capital works and expenses (design and development work, geological exploration and boring work, allotment of land and construction entailing migration, personnel training for newly established organizations, etc.) which are not supported by the Acceptance Certificate.
2. Capital construction objects in interim operation shall be reflected as incomplete capital investments until they are put into permanent operation.

   Incomplete capital investments are reflected in accounting in the debit side of account 08 "Investments in non-current assets" at the actual costs incurred and upon completion of construction, provision of additional equipment, reconstruction of the object of fixed assets, or upon completion of capital works are written off to the debit side of fixed assets account.

- **Financial Investments.**

1. Financial investments are investments made by the Company in government securities, bonds, or any securities of other organizations, authorized (pooled) capitals of other organizations as well as loans granted to other organizations.
2. Financial investments shall be recorded in the amounts of the actual costs incurred by investor. As for debt securities, the difference between the amount of the actual costs associated with their acquisition and their par value effective during the period of their circulation is allowed to be attributed to financial results of the Company on an even basis upon receipt of revenues from such securities.

3. The objects of financial investments (excluding loans) that are not fully paid are shown in the assets portion of the balance sheet as the total amount of their actual acquisition costs under the contract. The unpaid amount is attributed to creditors' indebtedness item in the liabilities portion of the balance sheet in the cases when the rights to such object have passed to the investor. In other cases the amounts entered in objects of financial investments subject to be purchased account are shown in the assets portion of the balance sheet in the debtors item.

4. Investments of the Company in other organizations' shares traded on the stock exchange, whose quotations are regularly published, shall be shown in the balance sheet at the end of the reporting year at their market value, if the latter is lower than the value accepted for accounting. In order to compensate devaluation of investments in securities at the end of the reporting year it is necessary to form a reserve at the expense of financial results of the Company.

- **Fixed Assets** on the basis of PBU 6/01 *"Accounting for Fixed Assets"* approved by Order of the Ministry of Finance No 26н of March 30, 2001.

1. Fixed assets include assets that simultaneously satisfy the following conditions:

- used in producing output, performing work or rendering services, or used for the organization's management needs;
- used within a long time period, i.e. within the period of its useful life which is greater than 12 months, or a normal operating cycle, if it exceeds 12 months;
- not intended to be resold by the Company;
- capable of producing future economic benefits (revenues) to the Company.

2. A useful life is a period within which the use of an object of fixed assets is capable of producing revenues to the organization. The term of useful life shall be specified by technical departments in the Commissioning Certificate.

3. Fixed assets which period of useful life is greater than 12 months and which cost up to 2000 rubles shall be written off simultaneously with their putting into operation.

4. Land plots owned by the organization are also included in the category of fixed assets. Land is not included in the category of depreciable fixed assets.

5. Depreciation of the objects of fixed assets is accumulated monthly within the periods of their useful life on the basis of the *Classification of Fixed Assets Included in Depreciable Groups* approved by the RF Government Regulation of January 1, 1992. In accordance with the RF Tax Code (Part II) and Letter of the RF Ministry of Communications No 24-y of February 10, 1995, coefficient of 1.5 is applied to the norms of depreciation of communication equipment due to its 3-shifted mode of operation. Fixed assets are depreciated using a straight-line method.

6. Fixed assets are recorded in the balance sheet at their residual value, that is, at the actual costs of their acquisition, construction and manufacturing less the amount of accumulated depreciation.

7. Changes in the initial cost of the fixed assets in the cases of building completion, providing additional equipment, reconstruction or partial liquidation, revaluation of respective objects are disclosed in annexes to the balance sheet.

8. Positive and negative amount differences arising at settlements with suppliers in respect of fixed assets prior to their commissioning shall be accounted for when the initial value of fixed assets is formed.

9. Positive and negative amount differences arising at settlements with suppliers in respect of fixed assets put into operation before such assets were paid for shall be reflected in non-sales revenues and expenses accounts.

10. Costs associated with payment of interest on bank loans and other borrowings used for the acquisition of objects of fixed assets are included in the initial cost. Interest paid (accrued) after the objects have been recorded in the books should be recognized as non-sales expenses.

11. General administrative and other similar expenses are not included in the initial cost of objects of fixed assets.

12. Certificates of commissioning, modernization and reconstruction shall be submitted to the accounting department by technical departments in accordance with the standard inter-industry forms or independently developed forms adjusted to reflect specific features attributable to enterprises engaged in the field of communications and approved by MTS OJSC President.

Classification of depreciable assets based on the periods of their useful life in accordance with the RF Tax Code, Article 258

Group number	Period of the asset's useful life	Codes ОКОФ
First group	from 1 to 2 years inclusive	14 2947110, 14 3222280, 14 3222283
Second group	From 2 to 3 years inclusive	14 2947120, 14 2947122
Third group	From 3 to 5 years inclusive	14 2922030, 14 3010210, 14 3222135, 14 3020000, 15 3410010
Forth group	From 5 to 7 years inclusive	14 3222182, 14 2912010, 14 3313000, 14 3222130, 14 2945000, 14 2923581, 15 3420000, 16 3222000, 16 3612000, 16 2930000
Fifth group	From 7 to 10 years inclusive	11 0000000, 14 3699000, 14 2949030, 14 3221000, 14 3222010, 14 3312000, 14 2897030, 15 3410130, 15 3410141, 14 3322000, 14 3222020, 14 3222040

Sixth group	From 10 to 15 years inclusive	14 3149010, 14 3222251, 14 3222254, 14 2922020, 12 4526080, 14 3190020, 14 3120010, 14 3222182,
Seventh group	From 15 to 20 years inclusive	14 3222180, 12 4527372, 12 4527372
Eighth group	From 20 to 25 years inclusive	14 3222260, 12 3697050, 16 2899000
Ninth group	From 25 to 30 years inclusive	12 4526080.
Tenth group	Over 30 years.	11 0000000.

- **Intangible Assets** on the basis of PBU 14/2000 *"Accounting for Intangible Assets"* approved by Order of the Ministry of Finance No 91H of October 16, 2000.

Intangible assets shall be reflected in accounting and reporting in the amount of costs associated with their acquisition, manufacturing and bringing to the condition when they are able to serve the desired purpose.

Depreciation of objects of intangible assets shall be reflected monthly starting from the month following the month of their putting into operation. Intangible assets are depreciated using a straight-line method.

The period of intangible assets' useful life is determined on the basis of a contract. In case it is impossible to determine a period of useful life of an intangible asset, the norm shall be established on the basis of at least a 10-year period.

- **Merchandise Accounting** on the basis of PBU No 5/01 approved by Order of the Ministry of Finance of the RF No 44H of June 6, 2001.

1. Goods acquired for sale shall be accounted for at their acquisition cost and are recorded in account 41 "Merchandise".
2. A stock-list number shall serve as merchandise accounting unit.
3. The sum of the actual acquisition costs, excluding the value added tax and other refundable taxes (with the exception of cases provided for by the legislation of the Russian Federation) represents the actual unit cost of goods. Distribution costs shall be recorded in account 44 and are written off to expenses proportionally to the goods sold.
4. The actual unit cost of goods, at which such goods are accounted for, shall not be subject to alterations except in the cases provided for by the legislation of the Russian Federation.
5. Evaluation of goods whose value at the time of their acquisition is denominated in a foreign currency shall be made in rubles by way of recalculating the foreign currency amount at the exchange rate set by the Central Bank of the RF and effective on the date such goods are accounted for.

6. Release of goods for sale shall be made at the unit cost of the first-in acquisitions (FIFO).

7. Within the reporting year a unified valuation method shall be applied to each stock-list number of goods.

8. The equipment transferred to employees for official use is accounted for in Fixed Assets account and is subject to depreciation.

9. According to the Law *"On Protection of Customers' Rights"* (with amendments and supplements) and in compliance with the RSFSR Code *"On Administrative Infringement"* buyer is entitled to replacement of faulty equipment.

10. If a customer within two weeks returns the equipment without replacement, the organization makes a reversing entry in the sales account.

11. The returned goods are accepted from customers at their purchase price.

12. Goods in transit owned by the Company, or goods transferred to a buyer by way of a pledge are accounted for at the value specified in the contract, their actual unit cost being adjusted later.

13. Market research shall be carried out for obsolete goods and the goods whose selling price is lower than their actual unit cost. Writing-off of such goods is carried out taking into account the current market prices. The difference between the selling price and the unit cost shall be reflected in the balance sheet at the end of the reporting period in account 91-21 "Non-sales expenses" in accordance with Article 265, section 1, subsection 7.

14. At the end of the reporting year the goods shall be reflected in the balance sheet at their acquisition cost.

15. Inventory-taking shall be carried our annually upon the order of the President of the Company. The results of inventory-taking shall be reflected in accounting and tax accounting at the end of the reporting year.

- **Accounting for Inventories** on the basis of PBU No 5/01 approved by Order of the Ministry of Finance of the RF No 44н of June 6, 2001.

1. Inventories are meant for performing works, providing services and are used for the management needs of the Company.

2. A stock-list number shall serve as an accounting unit.

3. Inventories shall be accounted for at their acquisition cost.

4. The actual unit cost of inventories received by the Company under contract of gift or on a gratuitous basis as well as the actual cost of inventories remained after the retirement of fixed assets and other property is determined on the basis of the inventories' current market value on the date of their recording in the books.

   In case it is impossible to determine the value of inventories transferred or subject to be transferred to the Company, the value of inventories received by the Company under agreements stipulating the performance of obligations in non-cash means shall be determined on the basis of the price at which under comparable circumstances similar inventories could be acquired.

5. Actual unit cost of inventories, at which they have been recorded in the books is not subject to any alterations except in the cases provided for by the legislation of the Russian federation.

6. Inventories whose value at the time of their acquisition is denominated in foreign currency shall be accounted for in rubles by way of recalculating the foreign currency amounts at the exchange rate set by the Central Bank of the RF and effective on the date such inventories were recorded in the balance sheet.

7. Release of inventories from the warehouse or retirement of inventories shall be made at the unit cost of the first-in acquisitions (FIFO).

8. Inventories are reflected in accounting in accordance with the classification based on the method of their use in performing works, providing services or utilization for the Company's own needs.

9. At the end of the reporting period inventories are reflected in accounting at the unit cost of the first-in acquisitions (FIFO).

- **Date of Non-Sales Revenue Recognition.**

Types of non-sales revenues	Recognition date in accordance with the Tax Code of the RF
- Dividends from share holding in other organizations' activities;	Date of cash receipt to the settlement account (to cash);
- Property received on a gratuitous basis and other similar revenues.	Date of signing by the parties of the Acceptance Certificate.
- Revenues from the lease of assets; - Revenues from purchase and sale of foreign currency; - Royalties for the use of intellectual property objects.	Date of settlements and (or) submission of documents by the taxpayer in accordance with the terms of the contracts concluded.
- Fines, penalties and other sanctions for the breach of contractual obligations; - Amounts of payment for damages and losses; - Interest on loans, borrowings and other debt liabilities.	Date of adjudication or the date determined in accordance with the contracts concluded.
- Recovery of reserves; - Revenues from entrusted asset management; - Revenues from participation in simple partnership;	Last day of the reporting (tax) period.
Revenues earned in previous years	Date of identification of revenue or documents evidencing its existence.

Materials, spare parts, etc., received at liquidation of depreciable assets.	Date of execution of the Certificate of liquidation of depreciable assets.
Improper use of special purpose funds received by the Company.	Date of such funds receipt to the settlement account (cash) of a taxpayer.
Positive exchange rate differences	Date of execution of a foreign currency transaction or the last day of the current month

- **Work in Process and Deferred Expenses**

1. Communication equipment that has not passed all stages (phases) specified by the technological process as well as incomplete products, or the products that have not passed the tests or technological acceptance are recognized as work in process.
2. Work in process is recorded in accounting books at the actual costs incurred.
3. The costs incurred by the Company in the reporting period but attributable to future reporting periods are reflected in accounting reports in a separate item as deferred expenses and are subject to be written off within the period to which they refer.

- **Capital and Reserves**

1. The authorized and additional capital, retained earnings are accounted for within the Company's shareholders' equity.
2. The amount of the authorized capital registered in the foundation documents as the aggregate of contributions (shares of stock) made by the shareholders of the Company is reflected in the balance sheet.
3. The authorized capital and the actual debt of the founders in respect of their contributions to the authorized capital are reflected in accounting separately.
4. The amount of fixed assets, objects of capital construction, and other material objects of the Company's property with a useful life longer than 12 months (prior to a duly made valuation) as well as valuables received by the Company on a gratuitous basis, the amount received above the par value of placed shares (revenue from the issuance of shares of a joint stock company) and other similar amounts are recorded as additional capital.
5. Exchange rate differences in foreign currency accounts arising in connection with the changes in the official Russian ruble to foreign currency exchange rates are reflected directly in account 99 "Profits and Losses" (depending on the sign of exchange rate difference which can be positive or negative).
6. Profit after taxes and other obligatory payments remain at full disposal of the Company. The Company at its own discretion defines the size and purpose of use of the profit retained at its disposal.

- **Settlements with Debtors and Creditors**

1. Settlements with debtors and creditors are reflected in accounting books in the amounts arising from accounting entries and recognized in accounting as correct. As to the loans received, the indebtedness is shown considering the interest payable at the end of the reporting period.

2. The amounts of settlements with the banks and the budget reflected in the books shall be agreed upon with the respective organizations at least once a quarter and be identical. It is not allowed to leave unsettled amounts on the balance sheet.

3. The Company's foreign currency accounts balance, other monetary funds (including monetary documents), short-term securities, accounts receivable and payable denominated in a foreign currency are reflected in the accounting books in rubles, in the amounts determined by recalculating foreign currencies at the exchange rate set by the Central Bank of the RF and effective at the reporting date. The reporting date for recording expenses associated with providing international telecommunication services shall be the date of their confirmation by the billing system.

4. Fines, penalties and forfeits recognized by the respective debtor or those subject to be redeemed in accordance with court decisions are attributed to financial results of the Company and prior to their receipt or payment are reflected in the books in "debtors" or "creditors" accounts.

5. When the payment for goods, works and services which cost is expressed in a foreign currency (US dollars) is translated into rubles, the arising amount difference forms a unit cost of the acquired goods, works and services, which shall be determined for the purposes of formation of financial results from ordinary activities. Inventories are recorded in accounting at their actual unit costs (FIFO) as applied to the actual amount of costs associated with their acquisition incurred by the Company (excluding VAT and other redeemable taxes).

6. Receivables whose limitation period has long expired and other debts that can not be recovered are written off for each liability item on the basis of inventory-taking data, written justification and the order (directive) of the head of the Company and are attributed to financial results.

7. Writing-off of a debt to losses due to a debtor's insolvency is not recognized as the cancellation of a debt. This debt shall be reflected off-balance sheet during five years from the time of the writing-off in order to observe a possibility of its repayment in case the property status of a debtor changes.

8. The amounts of payables and depositor indebtedness whose limitation period has expired are written off for each liability item on the basis of inventory-taking data, written justification and the order (directive) of the head of the Company and are attributed to financial results.

- **Services Related to Warranty and Post-Warranty (Paid) Repairs of Cellular Phones.**

1. On the basis of the Conformance Certificate No POCC RU.АЯ33.У55374 the Company provides services related to repairs and maintenance of cellular communication equipment.

2. Services related to warranty repairs and post-warranty (paid) repairs are provided in accordance with the agreements concluded with companies-manufacturers of cellular phones.

3. On the basis of section 5, PBU 9/99, revenues from this type of activities are recognized as operating revenues, proceeds are reflected in account 90 "Sales".

4. The Company, as a seller of such phones, grants an additional warranty for cellular phones and provides repairs in accordance with such warranty.

5. Accounting for costs and sales of services related to warranty and paid repairs turnover is maintained separately.

6. Spare parts purchased from outside organizations are accounted for at acquisition prices, and spare parts received as a result of the write-off (disassembling) of telephone sets that have fully or partially lost their qualitative characteristics are recorded at market prices.

7. Repairs under warranties granted by companies-manufactures are estimated in accordance with the compensatory payments made by such companies on the basis of equipment warranty repair and maintenance contracts.

8. The Company provides warranty repairs (in case the warranty maintenance period established by the company-manufacturer has expired) at its own expense.

9. Paid repairs shall be carried out on the basis of the price list for repair-related services.

10. Account 23 "Ancillary production" is used for recording costs associated with repairs of cellular phones.

- **Accounting and Tax Accounting for Production Operations of Corporate Cafeteria and Catering Division.**

1. Food products (foodstuffs) made in corporate cafeterias are sold to company employees for compensation and on a non-cash basis.

2. Food products are recorded in ***account 10 "Materials".***

3. **Account 29 "Support departments and facilities"** is used to account for expenses associated with maintaining corporate cafeterias and lunchrooms and expenses associated with the output produced, work performed and services provided by support departments. Accounting is kept in separate sub-accounts for each type of servicing facilities separately.

4. Recording of business transactions is based on source documents and reports made by the heads of production departments on the products actually used in producing output by the cafeterias.

5. Revenues from sales of products (works, services) are reflected in **account 90 "Sales"**.
6. A singe copy of invoice shall be issued and registered in the Sales Book on the date of transfer of the equipment for own nonproductive purposes.

- **Accounting according to Accounting Policy Elements.**

Accounting policy element	Variants permitted by the legislation	Statutory act which constitutes grounds
1. Accounting treatment for materials acquisition	Application of account 10 "Materials", estimation of materials in account 10 at the actual unit cost	Instruction on application of the Chart of Accounts used to account for financial and economic activities of enterprises, notes to account 10 "Materials"
2. Valuation of inventories and calculation of the actual unit cost of works performed and services rendered.	Method of unit cost of the first-in inventory acquisitions (FIFO)	Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34н of July 29, 1998 (sec.58); Accounting Regulation "Accounting for Inventories" (PBU 5/01) approved by Order of the RF Ministry of Finance No 44н of June 9, 2001 (sec. 16)
3. Estimation of goods	Estimation at purchase value	Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34н of July 29, 1998 (sec.60); Accounting Regulation "Accounting for Inventories" (PBU 5/01) approved by Order of the RF Ministry of Finance No 44н of June 9, 2001 (sec. 13)
4. Accumulation of depreciation charges (amortization) for fixed assets.	Straight-line method	Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34н of July 29, 1998 (sec.48); Accounting Regulation "Accounting for Fixed Assets" (PBU 6/01) approved by Order of the RF Ministry of Finance No 26н of March 30, 2001 (sec. 19) Methodological Directives regarding Accounting for Fixed Assets (approved by Order of the RF Ministry of Finance No 33н of

		July 20, 1998) (sec. 57)
5. Accumulation of depreciation charges for intangible assets	Straight-line method	Accounting Regulation "Accounting for Intangible Assets" (PBU 14/2000) approved by Order of the RF Ministry of Finance No 91н of October 16, 2001 (sec. 15)
6. Accounting treatment for depreciation of intangible value.	By accumulating the amounts of depreciation charges in a separate account.	Accounting Regulation "Accounting for Intangible Assets" (PBU 14/2000) approved by Order of the RF Ministry of Finance No 91н of October 16, 2001 (sec. 21)
7. Accounting treatment for financing of costs associated with repairs.	Costs associated with repairs are included in the unit cost in the current reporting quarter.	Decree of the Council of Ministers of the USSR No 1072 of October 22, 1990 "On the Unified Norms of Depreciation Charges for Complete Replacement of the Fixed Assets of the USSR National Economy (sec. 6); Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34н of July 29, 1998 (sec.64); Methodological Recommendations regarding the Procedure for Forming Accounting Data of an Enterprise approved by Order of the Ministry of Finance of the Russian Federation No 60н of June 28, 2000
8. Formation of merchandise acquisition cost	Costs associated with the preparation and delivery of goods to the central warehouse and incurred before the time of their hand-over for sale are included in selling expenses.	Accounting Regulation "Accounting for inventories" (PBU 5/01) approved by Order of the RF Ministry of Finance No 44н of June 9, 2001 (sec. 6); Methodological recommendations respecting accounting treatment for costs included in distribution and production expenses, and financial results of trading companies and companies engaged in catering business (approved by the RF Trade Committee on April 20,1995, No 1-550/32-2) (sec. 2.2)
9. Method of commercial expenses recognition	Commercial expenses are fully recognized in the cost of products, goods, works,	Accounting Regulation "Expenses of Organizations" (PBU 10/99) approved by Order of the RF

	services sold in the reporting year	Ministry of Finance No 33н of May 6, 1999 (sec. 9)
10. Estimation of finished goods	Estimation according to items of direct costs	Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34н of July 29, 1998 (sec.59);
11. Different ways of allocation and use of net profit	At the year-end the profit is not allocated to funds, the company works with retained profit	Instruction on application of the Chart of Accounts used for accounting for financial and economic activities of enterprises, notes to account 84 "Retained Earnings"
12. The structure and methods of writing-off of deferred expenses	In equal portions over the period to which they refer	Regulation for Accounting and Reporting in the Russian Federation approved by Order of the RF Ministry of Finance No 34н of July 29, 1998 (sec.65);

- **Accounting for Business Transactions**

1. Directors of branches, heads of divisions and subdivisions shall approve a list of specialists who require training and development.
2. All business transactions conducted by the organization shall be supported by *source documents. These documents serve as the source accounting documents* on which basis the accounting is maintained.
3. The requirements of the Chief Accountant (persons maintaining accounting hereinafter referred to as "chief accountant") regarding the documenting of business transactions and submission of documents and information to the accounting department are obligatory to all employees of the organization.
4. Source accounting documents shall contain the following obligatory details: name of the document (form), code of the form, date of preparation, name of the organization on behalf of which such document was prepared, substance of a business transaction, measurement units of a business transaction (in cash and in kind), positions of persons accountable for the conclusion of the transaction and the correctness of its execution, personal signatures and their interpretation (including the cases of creating documents using computers).

- **Source accounting documents are accepted to accounting** if they are prepared in accordance with the forms contained in the albums of unified (standard) forms of source accounting documents and are completed in accordance with the established order; the documents which forms are not specified in such albums shall be approved by the President of the Company and shall contain the obligatory details in accordance with the requirements.

Regulations of Goscomstat of the Russian Federation No. 71a of October 30, 1997 "On the Approval of Source Accounting Document Unified Forms Used to Account for Labor, Labor Compensation, Fixed Assets, Intangible Assets, Inventories, Items of High Wear and Low Unit Cost and Works in Capital Construction" (revised December 29, 2000).

Depending on the nature of a transaction, requirements of normative acts, methodological directives applied to accounting and the technologies of accounting data processing, the source accounting documents may include additional details.

1. The Acceptance Committee shall reflect in the documents supporting the commissioning of fixed assets the information in accordance with the classification of fixed assets included in depreciation groups. *RF Government Regulation No. 1 of January 1, 2002, Moscow.*

2. Documents that accompany business transactions with monetary funds shall be signed by the head of the organization and the chief accountant or by the persons duly authorized to do so.

3. Monetary and settlement documents, financial and loan liabilities are deemed invalid and shall not be accepted to execution without the signature of the chief accountant or a person duly authorized to sign such documents. Documents supporting financial investments of the Company, loan agreements, credit agreements, commercial credit agreements and commodity credit agreements are recognized as financial and credit liabilities.

4. In case a dispute arises between the head of the Company and the chief accountant on the issues dealing with the execution of individual business transactions, the source accounting documents related to such transactions can be accepted to execution upon a written order of the head of the Company, who bears full responsibility for the effects of such transactions and for the inclusion of the information about such transactions in accounting documents and accounting statements.

5. A source accounting document shall be made at the time of the execution of a business transaction. In case that is not possible - promptly after the transaction.

6. Prior to the issuance of source documents to subscribers for payment for the services provided by the Company, CBOSS Copyright (C) SoftPro system generates a trial variant of source documents that are subject to consideration and approval by the chief accountant and the head of financial control or by the duly authorized persons. The head of the billing department shall be responsible for the fulfillment of this paragraph.

7. When goods, products, works and services are sold through cash-registers, it is allowed to create a source accounting document on the basis of checks generated by cash-registers at least once a day at the end of the day.

8. Creating of source accounting documents, the procedure and the time of their transfer in order to be reflected in the books shall be made in accordance with the document circulation schedule approved in the organization. Timely and high quality execution of source accounting documents, their transfer within the

established time period for their reflection in accounting, as well as the reliability of data contained in such documents shall be provided by the persons who made and signed such documents.

- **Accounting for business transactions**

1. Accounting is maintained in journal and order form of accounting using computers.
2. Accounting for assets, liabilities and business transactions is maintained using double entries and a working chart of accounts.
3. Source accounting documents evidencing the fact of execution of business transactions as well as calculations produced by the accounting department shall serve as the grounds for making entries in accounting registers.
4. The period from January 1 to December 31 shall be deemed as the reporting year.
5. Accounting shall be maintained by the accounting department of the Company.
6. In order to obtain financial results of the Company's performance in time, the dates for submission of reports, acts and other source documents to the accounting department shall be set as follows:

- *Material reports, acts, accounts, invoices* shall be submitted not later than 3 days from the time of their signing by the President of the Company or the persons authorized by the President to sign such documents;
- *Working hours time sheet* shall be submitted not later than on the 25th day of the reporting month;
- *Travel expense claims forms* shall be submitted not later than 3 days after the return from a business trip.

7. To ensure accounting and reporting data reliability the Company shall carry out inventory-taking of:

- the remains of stock in the warehouse and trading area before the submission of the annual report (Quarter IV);
- cash at least once a quarter; cash funds are also subject to inventorying if they are transferred to other materially liable person;
- unexpected inventory-taking of cash and inventories are carried out according to a decision of the President;
- inventory-taking of fixed assets shall be carried out at least once in three years;
- obligatory inventory-taking shall be carried out in the cases provided for by Law No 129-Ф3, Article 12.

8. It is not allowed to correct cash checks and bank documents. Other source accounting documents can be corrected only upon agreement with the persons

who made and signed such documents; the corrections shall be confirmed by those persons' signatures and by the indication of the date of making corrections.

9. In order to control and regulate the processing of business transaction data, consolidated accounting documents can be drawn on the basis of source accounting documents.

10. Source and consolidated accounting documents can be drawn up on paper and machine-readable data media. In case of the latter the Company at its own expense shall produce paper copies of such documents for the use of other participants of business transactions and at the request of the bodies exercising control in accordance with the Russian legislation, court of law and prosecutor's office.

11. Business transactions shall be reflected in accounting registers in chronological order and shall be grouped in the respective accounts.

12. The correctness of business transaction recordings in the accounting registers is ensured by the persons who create and sign them.

13. Accounting registers shall be protected from unauthorized adjustments. Error corrections in an accounting register shall be evidenced by the signature of the person, who made such correction, the date of such correction shall be specified.

14. The contents of accounting registers and internal accounting reports shall be treated as a commercial secret.

- **The Procedure for Executing Agreements and Maintaining Separate Accounting for Current Costs when Performing Capital Repairs, Reconstruction and Modernization of Buildings** – in accordance with the Accounting Regulation *"Accounting for Fixed Assets"* (PBU 6/01) approved by Order of the RF Ministry of Finance No. 26н of March 30, 2001 and in compliance with *"Methodological Recommendations respecting Accounting for Fixed Assets"* approved by Order of the Ministry of Finance of the RF No 33н of July 20, 1998 (revised March 28, 2000).

1. Accounting for costs associated with all types of repairs (including capital repairs) as well as costs related to reconstruction (modernization) shall be maintained on the basis of contracts and technical documentation (including budgets) made for each type of costs separately

2. A separate contract shall be concluded for each object and separately for each territorial identity.

3. The Acceptance Certificate of repaired, reconstructed and modernized fixed assets shall serve as the grounds for making an accounting entry reflecting the increase of the book value of the building due to its reconstruction.

4. Changes in the fixed assets record sheet are made on the basis of the Acceptance Certificate of repaired, reconstructed and modernized fixed assets.

- **Issuance of Invoices**

Invoices shall be issued strictly in accordance with Resolution of the RF Government No. 914 of December 2, 2000 and certified by original stamps of the Company and original signatures of the Company officials, or persons authorized by the Order of the President to sign such invoices. Invoices may be certified by the stamps of branches and separate divisions, including specific stamps "for invoices" which contain all obligatory requisites: the Company's INN (taxpayer's identification number), full name in the Russian language, location of the Company. Stamps of branches and separate divisions, in addition to the listed details shall bear the name of a structural division. The order of use of the said stamps by the authorized persons shall be approved by a regulatory document issued within the Company. Letter of the Ministry of Taxes and Charges No ВГ-6-03/404 of May 21, 2001 *"On the Application of Invoices in Calculating the Value Added Tax"*.

Separate divisions shall reflect the sale of goods (works performed, services rendered) through invoices executed in the following order:

- invoices for the goods shipped (works performed, services rendered) shall be issued to buyers by the separate structural divisions on behalf of the Company;
- invoices shall be certified by a registered stamp of the branch;
- the Company shall number invoices in ascending order in terms of the entire enterprise;
- registration journals of received and issued invoices, purchase books and sale books are maintained by structural divisions as parts of a unified journal of registration of invoices and a unified purchase and sale book of the Company. Such parts for the reporting tax period shall be submitted to the Company by separate divisions for the purpose of the preparation of a single journal of registration of invoices and a single purchase and sale book, as well as for the preparation by the Company of a single value added tax return.

Considering the volumes of telecommunication services provided, invoices are prepared simultaneously with the issuance of payment and account documents to subscribers but not later than within 5 days from the time of providing services (the Tax Code of the Russian Federation, Article 168, sec. 3).

Preparation of invoices and their registration in the sales book shall refer to the tax period in which the services were actually sold.

- **Sale Book**

In accordance with section 28 of RF Government Regulation No 914 of December 2, 2000 *"On the Approval of the Rules for Maintaining Journals of Registration of Received and Issued Invoices, Sale Books and Purchase Books Used in Calculating the Value Added Tax"* it is allowed to maintain purchase books using computers. Considering the actual quantity of invoices issued for telecommunication services provided the total figures for the reporting period shall be printed out from the sale book. Pages shall be numbered, tied together and sealed.

- **Purchase book**

In accordance with Regulation of the RF Government No 914 of December 2, 2000 *"On the Approval of the Rules for Maintaining Journals of Registration of Received and Issued Invoices, Sale Books and Purchase Books Used in Calculating the Value Added Tax"* it is allowed to maintain purchase books using computers. The purchase book for the reporting period shall be printed out not later than on the 20th day of the following month. Pages shall be numbered, tied together and sealed with the Company's stamp.

In accordance with Article 171 of the Tax Code of the Russian Federation the amount of the value added tax payable at the transfer of goods for the Company's own non-productive needs shall be reduced for the amount of the "entrance" tax because food products are transferred for further processing and selling to the company's employees and recorded in the purchase book.

- **Procedure for Presentation of Accounting Reports**

1. The Company shall present annual accounting statements in accordance with the foundation documents to the founders and to the local bodies of the State Committee of Statistics located at the place of the Company's registration. To other bodies of the executive power, banks and other users, accounting statements and reports are submitted in accordance with the RF legislation.
2. The Company shall present the annual reporting in accordance with the formats established in section 30 hereof.
3. The Company shall present its annual financial statements within 90 days after the end of the year unless otherwise is provided for by the legislation of the Russian Federation. Quarterly accounting reports shall be presented within 30 days after the end of the quarter, in cases provided for by the RF legislation. Within the specified periods the exact date of accounting reports presentation is established by the founders of the Company. The annual accounting statements shall be presented not earlier than 60 days after the end of the reporting year and shall be approved in accordance with the order established by the foundation documents of the Company.
4. In the cases provided for by the RF legislation the Company shall publish its accounting statements and the summary of the auditor's opinion. Accounting statements shall be published not later than on July 1 of the year following the reporting year, unless otherwise is provided for by the legislation of the Russian Federation. The procedure for publication of accounting statements is established by the Ministry of Finance of the Russian Federation and by the bodies vested by the federal law with the right to regulate accounting procedure.

- **Keeping Custody of Accounting Documents**

1. The Company shall keep in custody source accounting documents, accounting registers and accounting statements within the periods established in accordance

with the rules for arrangement of the state record-keeping but in any case for at least five years.

2. The working chart of accounts, other accounting policy documents, coding procedures, data processing software shall be kept in custody within five years after the reporting year in which they were last used for preparing accounting statements.
3. Source accounting documents can be withdrawn only by inquiry, preliminary investigation and prosecuting bodies, courts of law, tax inspections and tax police on the basis of their regulations in accordance with the legislation of the Russian Federation. The chief accountant or other officer of the Company is entitled to make copies of the documents indicating the reason and the date of their withdrawal with the permission and in the presence of representatives of the bodies exercising such withdrawal.
4. Responsibility for arranging the custody of source accounting documents, accounting registers and accounting statements shall be borne by the head of the Company.

- FINANCIAL AND ECONOMIC RELATIONS WITH SEPARATE STRUCTURAL DIVISIONS (BRANCHES).

Mobile TeleSystems OJSC operates in the territory of the Russian Federation through its separate structural network in 17 regions of the Russian Federation and 32 towns and cities. The structural network is constantly developing.

A branch represents the Company's interests in the tax authorities at the place of its registration and is vested with the rights of a taxpayer established in Article 21 of the Tax Code.

A branch performs the obligations of the Company in respect of payment of taxes and charges to the budgets at all levels and in respect of payments to the state social off-budget funds at the place of its registration.

Branches perform their own economic activities on the basis of the Statute of Branches and the power of attorney. Financial relations are governed by budgets of expenditures.

To reflect financial and economic activities branches shall maintain their own balance sheets but do not determine the final financial result.

The balance sheet prepared for the entire enterprise is submitted to the tax authorities.

- **List of Licenses Granted to the Company**

Kaluga

1. License No 14456 to provide GSM 900 cellular radio phone communication services in the Kaluga region;
2. Supplement 1 to License No 14456 and covering letter;
3. Certificate of licensee registration No 14456-40/1 to provide GSM 900 cellular radio phone communication services in the territory of Kaluga region;
4. Certificate of licensee registration No 14680-40/1 to lease communication channels granted by Kaluga UGSN department.

Smolensk

1. License No 14452 to provide GSM 900 cellular radio phone communication services in the Smolensk region;
2. Supplement 1 to License No 14452;
3. Certificate of licensee registration No 14452-67/01-01 to provide GSM 900 cellular radio phone communication services in the territory of Smolensk region;
4. Certificate of licensee registration No 14680-67/01-01 to lease communication channels granted by Smolensk UGSN department.

Vladimir

1. License No 14453 to provide GSM 900 cellular radio phone communication services in the Vladimir region;
2. Supplement 1 to License No 14453;
3. Certificate of licensee registration No 14453-33/1-151 to provide GSM 900 cellular radio phone communication services in the territory of Vladimir region;
4. Certificate of licensee registration No 14680-33/1-157 to lease communication channels granted by Vladimir UGSN department.
5. Certificate of licensee registration No 15282-33/1-160 to provide local and long distance communication services, granted by Vladimir UGSN department.
6. Certificate of licensee registration No 15403-33/1-164 to provide telematic services granted by Vladimir UGSN department.

Pskov

1. License No 14454 to provide GSM 900 cellular radio phone communication services in the Pskov region ;
2. Supplement 1 to License No 14454;
3. Certificate of licensee registration No 14454-60/095-00/6 to provide GSM 900 cellular radio phone communication services in the territory of Pskov region;
4. Certificate of licensee registration No 14680-60/095-2000/9 to lease communication channels granted by Pskov UGSN department.

Ryazan

1. License No 14457 to provide GSM 900 cellular radio phone communication services in the Ryazan region;

2. Supplement 1 to License No 14457;
3. Certificate of licensee registration No 14457-62/16 to provide GSM 900 cellular radio phone communication services in the territory of Ryazan region;
4. Certificate of licensee registration No 14680-62/20 to lease communication channels granted by Ryazan UGSN department.
5. Certificate of licensee registration No 15282-62/28 to provide local and long distance communication services granted by Ryazan UGSN department.
6. Certificate of licensee registration No 15403-62/29 to provide telematic services granted by Ryazan UGSN department.

Tula

1. License No 14455 to provide GSM 900 cellular radio phone communication services in the Tula region;
2. Supplement 1 to License No 14455;
3. Certificate of licensee registration No 14455-71/216 to provide GSM 900 cellular radio phone communication services in the territory of Tula region;
4. Certificate of licensee registration No 14680-71/219 to lease communication channels granted by Tula UGSN department.
5. Certificate of licensee registration No 15403-71/259 to provide telematic services, granted by Tula UGSN department.
6. Certificate of licensee registration No 15282-71/258 to provide local and long distance communication services granted by Tula UGSN department.

Tver

1. License No 14662 to provide GSM 900 cellular radio phone communication services in the Tver region;
2. Supplement 2 to License No 14662;
3. Certificate of licensee registration No 14662-69/1 to provide GSM 900 cellular radio phone communication services in the territory of Tver region;
4. Gossviaznadzor Letter – cover letter;
5. Certificate of licensee registration No 14666-69/1 to lease communication channels in the Tver region.
6. Certificate of licensee registration No 14667-69/1 to provide telematic services in the Tver region.
7. Certificate of licensee registration No 14668-69/1 to provide local and long distance communication services in the territory of Tver region.

Komi Republic

1. License No 14663 to provide GSM 900 cellular radio phone communication services in Komi Republic;
2. Supplement 1 to License No 14663;

3. Cover letter;
4. Certificate of licensee registration No 14663-11/02-01 to provide GSM 900 cellular radio phone communication services in the territory of Komi Republic;
5. Cover letter;
6. Certificate of licensee registration No 14666-11/02-01 to lease communication channels in Komi Republic.
7. Certificate of licensee registration No 14667-11/02-01 to provide telematic services in the territory of Komi Republic.
8. Certificate of licensee registration No 14668-11/02-01 to provide local and long distance communication services in the territory of Komi Republic.

Moscow and the Moscow Region

1. License No 14665 to provide GSM 900 cellular radio phone communication services in the city of Moscow and the Moscow region.
2. Supplement 1 to License No 14665;
3. Cover letter;
4. Certificate of acceptance of documents;
5. Gossviaznadzor Letter;
6. Certificate of licensee registration No 14665-77/0112 to provide GSM 900 cellular radio phone communication services in the territory of Moscow and the Moscow region;
7. Certificate of licensee registration No 14666-77/0133 to lease communication channels in the city of Moscow, Komi Republic, the Moscow, Tver and Kostroma regions;
8. Certificate of licensee registration No 14667-77/0130 to provide telematic services in the city of Moscow, Komi Republic, the Moscow, Tver and Kostroma regions.
9. Certificate of licensee registration No 14668-77/0131 to provide local and long distance communication services in the city of Moscow, Komi Republic, the Kostroma, Moscow, Tver regions.

Kostroma

1. License No 14664 to provide 900 cellular radio phone communication services in the Kostroma region;
2. Supplement 1 to License No 14664;
3. Certificate of licensee registration No 14114-44/1 to provide telematic services in the territory of Kostroma region.
4. Certificate of licensee registration No 14664-44/1 to provide GSM 900 cellular radio phone communication services in the territory of Kostroma region;

5. Certificate of licensee registration No 14666-44/1 to lease communication channels in the Kostroma region.
6. Certificate of licensee registration No 14667-44/1 to provide telematic services in the territory of Kostroma region.
7. Certificate of licensee registration No 14668-44/1 to provide local and long distance communication services in the Kostroma region.

Licenses to operate in several regions:

1. License No 16245 to lease communication channels in the Ivanovo, Kirov, Nizhni Novgorod, Yaroslavl regions";
2. Supplement No 1 to License No 16245 to lease communication channels in the Ivanovo, Kirov, Nizhni Novgorod, Yaroslavl regions.
3. License No 14666 to lease communication channels in the city of Moscow, Komi Republic and the Moscow, Tver and Kostroma Regions;
4. Supplement No 2 to License No14666;
5. License No 14667 to provide telematic services in the city of Moscow, Komi Republic and the Moscow, Tver and Kostroma regions;
6. Supplement No 1 to License No14667;
7. Supplement No 2 to License No14667;
8. Supplement No 3 to License No14667;
9. License No 14668 to provide local and long distance communication services in the city of Moscow, Komi Republic, and the Moscow, Tver and Kostroma regions.
10. Supplement No 1 to License No14668 of 23.03.2000;
11. Supplement No 2 to License No14668;
12. License No 14680 to lease communication channels in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions;
13. Supplement No 1 to License No14680;
14. License No 15403 to provide telematic services in the territory of Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions;
15. Supplement No 1 to License No15403;
16. License No 15282 to provide local and long distance communication services;
17. Supplement No 2 to License No15282;
18. License No ФЛЦ 009421-2 of April 24, 2000 to perform construction of buildings and constructions;
19. License for designing No ФЛЦ 009421-2 (1) of November 2, 2001;
20. License No ФЛЦ 009421-2/1 of November 2, 2001 to perform functions of customer and builder;

21. FAPSI License No ЛФ/07-1124 of April 14, 2000 to perform technical maintenance of encoding facilities;

22. FAPSI License No ЛФ/07-1125 of April 14, 2000 to distribute encoding facilities;

23. FAPSI License No ЛФ/07-1126 of April 14, 2000 to provide services related to information encoding;

24. License No 17169 of January 25, 2001 to provide video conference services in Komi Republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, Udmurt Republic, the Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moskow, Nizhni Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tumen, Chelyabinsk, Yaroslavl regions and the city of Moscow.

25. Supplement No 1 to License No17169 of January 25, 2001;

26. License No 17333 of February 15, 2001 to provide telematic services in Komi republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, Udmurt republic, the Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moskow, Nizhni Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tumen, Chelyabinsk, Yaroslavl regions and the city of Moscow;

27. Certificate of licensee registration No CP-17333-77/03-3-0117 of August 8, 2001;

28. License No 17774 of April 13, 2001 to lease communication channels in Udmurt republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, the Amur, Kurgan, Orenburg, Perm, Sverdlovsk, Tambov, Tumen and Chelyabinsk regions;

29. License No 18228 of May 5, 2001 to provide audio conference communication services in Komi republic, Udmurt republic, Komi-Permyak, Khanty-Mansisk, Yamalo-Nenetsky autonomous districts, the Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moskow, Nizhni Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tumen, Chelyabinsk, Yaroslavl regions and the city of Moscow;

30. License No 19615 of October 4, 2001 to provide local and intrazone phone communication services in Udmurt republic, the Amur, Ivanovo, Kirov, Nizhni Novgorod, Omsk, Perm, Sverdlovsk and Yaroslavl regions;

31. License No 19596 of October 4, 2001 to provide telematic services in the Republic of Karelia, Nenetsky autonomous district, the Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk and Novgorod regions and the city of St. Petersburg.

2. APPROVE THE FOLLOWING ACCOUNTING POLICY FOR TAXATION PURPOSES.

- Federal Law No. 194-ФЗ of December 30, 2001 *«On the Federal Budget for the Year of 2002»*
- Letter of the RF Ministry of Taxes and Charges No. ВГ-6-03/130 of February 12, 2001.

- **Method of Revenues Recognition for Taxation Purposes.**

Recognition of revenues and expenses using the accrual basis.

1. Set the reporting date for **accounting of expenses for taxation purposes** in the current tax (reporting) period not later than within 3 days from the date of signature of the President or duly authorized persons.
2. Establish that the **revenues accounted for taxation purposes** in the current tax (reporting) period are recognized as of the date of a bill or invoice issuance.

- **Value Added Tax – on the basis of Chapter 21 of the RF Tax Code (Part 2) *"The Value Added Tax".***

Since 2001 in order to regulate and simplify the procedure for value added tax payment the Company exercises a centralized tax payment at the place of its registration (the city of Moscow) for the entire enterprise including its separate divisions located in other subjects of the Russian Federation.

In respect of lease contracts for federal property, property of the subjects of the Russian Federation and municipal property concluded with the lessor, the value added tax shall be transferred independently as a fiscal agent to the local Treasury department at the place of MTS OJSC registration (4, Marxistskaya street, Moscow).

- **Application of zero percent value added tax rate when selling goods (works and services) for the official use of foreign diplomatic representations and representations of similar status.**

In accordance with sub-section 7, section 1, Article 164 of the RF Tax Code the sale of products (works, services) meant for the official use of foreign diplomatic representations and representations of similar status as well as for the personal use of diplomatic, administrative and technical personnel (including family members residing with the personnel) of such representative offices is taxed at a zero percent rate (0%), if a similar tax privilege is granted to Russian representations and representations of similar status as well as diplomatic, administrative and technical personnel (including family members residing with the personnel) of such representative offices by the national legislation.

Invoices marked "for diplomatic needs" are issued on the basis of:

- a contract concluded with a diplomatic representative office for the delivery of goods (works, services) accompanied by a specification (works, services) which contains their prices;
- official letter from a diplomatic representative office (signed by the head of the representative office or by a person acting in his name, certified by the stamp of such representative office) which contains the name and address of the organization selling the goods (works, services) and confirms that such goods (works, services) are meant for the official use of foreign diplomatic representations.

- **Determination of tax deductions respecting goods and services which share constitutes less than 5% of the total revenues.**

According to section 4, article 170 of the RF Tax Code the tax periods within which the share of work performed and services provided does not exceed five percent (in monetary terms) of the total value of acquired goods (works, services) which are used for the sale of works and services. At the same time all tax amounts declared by the sellers of the said works and services within such tax period are subject to deductions in accordance with the procedure stipulated by Article 172 of RF Tax Code. The deductions are made from the total revenue in proportion to the revenue received from each type of activity. The share of costs and VAT deductible for a certain type of activity are determined according to the obtained design factor.

- **Profit tax** - on the basis of the RF Tax Code, Article 25 *"Tax on Profit of the Organizations"* and Instruction No 34 of June 16, 1995 of the RF State Tax Service *"On Taxation of Profits and Revenues of Foreign Legal Entities"*.

In compliance with section 2, Article 264, Chapter 25 of the RF Tax Code entertainment allowance is charged to other expenses associated with production and sales on the basis of reports made in accordance with the form approved by MTS OJSC President.

The Company's expenditures in the form of remuneration amounts provided to employees, apart from payments on the basis of labour agreements, interest-free or soft (concessional) loans granted for the improvement of housing conditions, payments associated with additionally granted leaves of absence, including those to women bringing up children, and other payments provided for by the collective agreement, are not accounted for the purposes of tax imposed on profit.

In accordance with the methodical recommendations regarding the procedure for auditing the accuracy of accounting for taxation purposes for costs associated with nonproductive sphere objects maintenance (Supplement to the Letter of the Ministry of Taxes and Charges of the Russian Federation of February 7, 2001), revenues from sales of products (works, services) of Corporate Cafeteria and Catering Division are included in financial results of the Company and considered in calculations of tax profit.

Calculation of a tax base of the tax imposed on profit for certain lines of activities.

Taxpayer (tax agent)	Types of operations	Peculiarities of tax base calculation
1. The RF Tax Code, Article 275, Russian organization - tax agent	Dividend allocation	The difference between the amount of dividends subject to allocation less the amounts payable to foreign legal entities and natural persons and the amount of dividends received by a tax agent itself for the reporting tax period.
3. The RF Tax Code, *Article 277*, - Issuer; - shareholder (participant, stakeholder)	Revenues from the transfer of property to the authorised (pooled) capital	The difference between the cost of sold (placed) shares, unit shares, stakes and their par value is not recognized as revenue (loss) for taxation purposes. The difference between the value of property invested as payment and the par value of shares, unit shares and stakes received in exchange is not recognized as revenue (loss) for taxation purposes.
4. The RF Tax Code, Article 279, - seller of goods (works, services) who recognizes revenues and expenses using accrual basis; - taxpayer; - purchaser of the right of claim	Obtaining of revenues at the assignment (transfer) of the right of claim.	Negative difference between the revenue from sale of the right of claim and the cost of goods sold when the right of claim is transferred to a third party: - before the date of payment specified in the contract is recognized as loss and is accepted at taxation in the amount that does not exceed the interest under a debt liability (see The RF Tax Code, Article 268) equal to the revenue from the assignment of the right of claim for the period from the date of assignment to the date of termination of the right of claim; - after the payment for the goods sold is due is also recognized as loss and is included in the structure of non-sales revenues: - 50 percent of the amount of loss - on the date of assignment of the right of claim; - 50 percent - upon expiration of a 45-day period from the date of assignment of the right of claim. Revenues from the consequent sale of the right of claim of debt by a taxpayer

		who has bought such right, is recognized as a revenue from sale of financial services. For taxation purposes this amount may be reduced for the amount of expenses associated with the acquisition of such right.

Standardized expenses set forth by Article 25 of the RF Tax Code

Type of standardized expenses	from January 1, 2002
Advertising expenses	1% of revenues from sale of goods (works, services)
Entertainment allowance	4% of wages expenses
Life insurance and non-state pension provision	12% of wages expenses
Voluntary medical insurance	3% of wages expenses
Insurance of property	not limited
Repairs of fixed assets	not limited (The RF Tax Code, Article 260, communication enterprises)
Travelling expenses: - Accommodation - daily allowance	 not limited 100 rubles per day* (5)
Employees training expenses	not limited

- **Sales tax** - on the basis of the RF Tax Code (Part 2), Chapter 27 *"Sales Tax"* and Moscow Law No 57 of November 9, 2001 *"On Sales Tax"*;

- **Advertising tax** - on the basis of Law of the Russian Federation No 108-ФЗ of July 18, 1995 *"On Advertising"*, the RF Tax Code and Moscow Law No 59 of November 21, 2001 *"On Advertising Tax"*;

- **Tax on property of enterprises** - on the basis of RF Law No 2030-1 of December 13, 1991 *"On Tax on Property of Enterprises"* (with amendments and additions) and the RF Tax Code.

  For taxation purposes the property of enterprises is reduced by the balance value of land plots.

- **Tax on profit of foreign legal entities** - on the basis of the RF Tax Code and Instruction No 34 of June 16, 1995 of the RF State Tax Service *"On taxation of profits and revenues of foreign legal entities"* (with amendments and additions).

- **Road tax** - on the basis of RF Law No 1759-1 of October 18, 1991 *"On Road Funds in the RF"* (with amendments and additions);

- **Tax on income of natural persons and a unified social tax** - on the basis of the RF Tax Code, Chapters 23 and 24.

- PECULIARITIES OF ACCOUNTING FOR TAXATION PURPOSES IN THE COMPANY BRANCHES AND OTHER SEPARATE DIVISIONS:

1. Location of the Company's branches and other separate divisions (hereinafter referred to as "divisions") shall be recognized as the place of the Company's operations via its divisions. At the same time the divisions perform their obligations in respects of payment of taxes and charges in compliance with the order stipulated by the effective federal, regional and local laws.
2. **Federal Law No. 110-ФЗ of August 6, 2001 and the RF Tax Code, Part 3, Chapter 25 "Profit Tax Payable by Organizations" informs about the transfer to calculation and payment of monthly advance payments on the basis of the actually received monthly profit. As to separate divisions a share of advance payments in the amount of the actually received profit is determined each month on the basis of unit weight, where expenses associated with compensation for labor and residual value of depreciated property of each separate division are used as measures. The amounts of advance payments and taxes subject to be transferred to the budgets of the subjects of the Russian Federation and municipal authorities are calculated at the tax rates effective in the territories where the Company and its separate divisions are located (the Company is located in Moscow).**
3. **Property tax** amount shall be calculated by the head organization on the basis of the effective rate applicable in the territory of the subjects of the Russian Federation and shall be paid to the budget of the subject of the Russian Federation from the structural separate division's bank account and according to its fiscal domicile.

   The territory of the Russian Federation shall be considered as the place of business operations of organizations performing works (providing services) which are not specified in subparagraphs 1 – 4 of paragraph 1 of this article provided that the organization or an individual entrepreneur is actually present in the territory of the Russian Federation which is evidenced by the state registration. In case the organization or an individual entrepreneur lacks the state registration – on the basis of location specified in the foundation documents of the organization, location of the organization's management, location of the permanent acting executive body of the organization, location of the organization's permanent representation in the territory of the Russian Federation (if the works are performed and the services are rendered through this permanent representation).
4. If the realization of works (services) is of an auxiliary nature in relation to the realization of the primary works (services), then the place of the realization of the primary works (services) is recognized as the place of such auxiliary realization.

5. The documents confirming that the place of performance of works (services) is located outside the territory of the Russian Federation are as follows:

    1) a contract concluded with foreign or Russian persons;

    2) documents providing evidence of the fact of performance of works (services).

Value Added Tax. The Company exercises a centralized payment of the value added tax at the place of its registration (the city of Moscow) for the entire enterprise, including separate divisions located in other subjects of the Russian Federation.

The amount of tax (according to the location of a separate division of the organization [Annex D of the tax return]) is calculated as 1/2 of the product of the total tax amount liable to be paid by the organization multiplied by the value calculated as the sum of the unit weight of the employees' wages fund of a separate division in the employees' wages fund of the entire enterprise and the unit weight of the cost of fixed assets of a separate division in the cost of fixed assets of the entire enterprise.

Unit weights are determined on the basis of the actual figures of employees' wages fund as of the end of the reporting tax period and the average annual cost of fixed assets for the calendar year preceding the reporting tax period.

Title page with a reference mark and *Annex D* of the tax return shall be presented to the regional tax authorities.

6. **Road tax** is calculated by the head organization and is paid independently by each separate structural division to the local budget from its own bank account.

7. Calculation and payment of the **advertising tax** is made by the separate divisions on the basis of the decisions and resolutions of the local authorities.

8. **Sales tax** as applied to the order of accrual and payment is explained on the level of local supervising bodies. In the territory of Kaluga and Ryazan regions where the Company branches are located, the sales tax has not been put into effect. Since January 1, 2002 the sales tax is abolished in the territory of Perm region. **Fiscal charges for the needs of educational institutions** apply in the territories where the sales tax is not in force.

9. The order of accrual and payment of the **tax on income of natural persons and the unified social tax** by the separate divisions, according to Part 2 of the Tax Code is observed when the taxpayers are employers, that is, divisions of legal entities, entitled to hire and fire employees and to pay salaries. Branches liable to calculate and pay the unified social tax from wages of structural divisions which do not have settlement bank accounts, separate balance sheets and which do not accrue payments and other compensation payments are entitled to be governed by Letter of the Ministry of Taxes and Charges No CA-6-05/687 of September 6, 2001.

10. Calculation and payment of a special purpose fiscal charge from citizens and enterprises, institutions, organizations irrespective of their organizational and legal forms for **militia maintenance, improvement of territories, educational**

needs and other purposes shall be effected by structural divisions on the basis of resolutions and regulations of the local authorities.

11. **Unified tax on imputed revenue** imposed on certain lines of activities of MTS OJSC branch in Tula is calculated and paid on the basis of legal acts adopted by the local authorities.

The application of the said accounting and taxation practices specified in the "Accounting Policy of the Company" by all structural divisions (branches, representative offices) of the Company is mandatory, irrespective of their place, location and presence or absence of settlement accounts and separate balance sheets.

Branches, structural divisions and representative offices are not entitled to establish their own accounting and taxation practices.

This accounting policy may be supplemented on the basis of certain orders of the President and amended due to the amendments introduced into legal acts governing accounting and taxation practices, provided that such amendments and supplements are known to the tax authorities.

Approved by the company in accordance with Order No 47 of January 25, 2002

Chief Accountant
V.I. Kondratiev

Mobile TeleSystems OJSC

The Balance Sheet

		Codes
	Form # 1, OKUD	0710001
as of **April 01, 2002**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	52300
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

ASSETS	Line code	At the beginning of the accounting period	At the end of the accounting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible Assets (04, 05)	110	941 901	906 226
Patents, licenses, trade marks (brand names), other rights and assets similar to those specified	111	941 901	906 226
Organization expenses	112	-	-
Goodwill	113	-	-
Fixed Assets (01, 02, 03)	120	9 190 792	9 205 580
Land and natural resources	121	3 706	4 025
Buildings, machinery and equipment	122	9 187 086	9 201 555
Construction in Progress (07, 08, 16, 61)	130	7 552 678	10 476 378
Earning Investments in Tangible Values (03)	135	-	-
Property let out on lease	136	-	-
Property let out on lease under rental agreement	137	-	-
Long-term Financial Investments (06, 82)	140	3 112 791	3 816 246
Investments in subsidiaries	141	2 779 206	3 482 661
Investments in associated companies	142	333 185	333 185
Investments in other organizations	143	400	400
Loans granted to organizations for a period longer than 12 months	144	-	-
Other long-term financial investments	145	-	-
Other Non-Current Assets	150	-	-
Section I TOTAL	190	20 798 162	24 404 430
II. CURRENT ASSETS			
Inventories	210	3 710 933	4 540 148
Raw materials, materials and other items of a similar nature (10, 12, 13, 16)	211	504 655	753 840
Animals for breeding and fattening (11)	212	-	-
Work in process costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	1 440 543	2 025 748
Finished goods and goods available for resale (16, 40, 41)	214	569 685	519 678
Goods shipped (45)	215	-	-
Deferred expenses (31)	216	1 196 050	1 240 882
Other inventories and costs	217	-	-
Value Added Tax on Acquisitions (19)	220	1 815 517	2 391 475
Accounts Receivable (payments due in more than 12 months after the reporting date)	230	-	-
Buyers and customers (62, 76, 82)	231	-	-
Notes receivable (62)	232	-	-
Indebtedness of subsidiaries and associated companies (78)	233	-	-
Advances issued (61)	234	-	-
Other debtors	235	-	-
Accounts Receivable (payments due within 12 month after the reporting date)	240	1 926 870	3 529 010
Buyers and customers (62, 76, 82)	241	1 902 820	3 500 263
Notes receivable (62)	242	-	-
Indebtedness of subsidiaries and associated companies (78)	243	-	-
Indebtedness of participants (founders) regarding contributions to the authorized capital (75)	244	-	-
Advances issued (61)	245	-	-
Other debtors	246	24 050	28 747
Short-term Financial Investments (56, 58, 82)	250	637 985	644 097

Loans granted to organizations for a period shorter than 12 months	251	637 985	644 097
Own shares, repurchased from shareholders	252	-	-
Other short-term financial investments	253	-	-
Monetary Assets	260	8 946 783	8 403 858
Cash (50)	261	3 440	3 499
Settlement accounts (51)	262	273 682	115 997
Foreign currency accounts (52)	263	208 460	150 840
Other monetary assets (55, 56, 57)	264	8 461 201	8 133 522
Other Current Assets	270	-	-
Section II TOTAL	290	17 038 088	19 508 588
BALANCE (total lines 190 + 290)	300	37 836 250	43 913 018

LIABILITIES	Line code	At the beginning of the accounting period	At the end of the accounting period
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized Capital (85)	410	199 333	199 333
Additional Capital (87)	420	17 439 699	17 439 699
Reserve Capital (86)	430	-	6 821
Reserves created in accordance with the Legislation	431	-	6 821
Reserves created in accordance with the Foundation documents	432	-	-
Social sphere fund (88)	440	-	-
Special purpose financing and receipts (96)	450	-	-
Retained earnings of past years (88)	460	8 489 759	8 482 938
Uncovered loss of past years (88)	465	-	-
Retained earnings of the accounting year (88)	470	-	2 183 258
Uncovered loss of the accounting year (88)	475	-	-
Section III TOTAL	490	26 128 791	28 312 049
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	7 552 500	12 377 669
Bank loans redeemable more than 12 months after the reporting date	511	-	-
Borrowings redeemable more than 12 months after the reporting date	512	7 552 500	1 237 669
Other long-term liabilities	520	-	-
Section IV TOTAL	590	7 552 500	12 377 669
V. CURRENT LIABILITIES			
Borrowings and loans (90, 94)	610	-	-
Bank loans redeemable within 12 months after the reporting date	611	-	-
Borrowings redeemable within 12 months after the reporting date	612	-	-
Accounts Payable	620	4 043 998	3 112 334
Suppliers and contractors (60, 76)	621	2 175 939	1 574 451
Notes payable (60)	622	-	-
Payables to subsidiaries and associated companies (78)	623	-	-
Payables to the company employees (70)	624	50 943	64 903
Debt to the state off-budget funds (69)	625	11 168	22 976
Debt to the budget (68)	626	962 018	1 450 004
Advances received (64)	627	843 930	-
Other creditors	628	-	-
Income payable to the participants (founders) (75)	630	6 186	6 186
Unearned revenues (83)	640	104 775	104 780
Reserves for deferred expenses (89)	650	-	-
Other current liabilities	660	-	-
Section V TOTAL	690	4 154 959	3 223 300
BALANCE (total lines 490 + 590 + 690)	700	37 836 250	43 913 018

REFERENCE ON THE ITEMS AVAILABLE AND ACCOUNTED FOR IN OFF-BALANCE ACCOUNTS

Indicator	Line code	At the beginning of the accounting period	At the end of the accounting period
1	2	3	4
Lease of fixed assets (001)	910	-	-

Including leasing	911	-	-
Inventory holdings accepted for storing and to be accounted for (002)	920	-	-
Goods accepted on commission (004)	930	-	-
Liabilities of insolvent debtors written off into losses (007)	940	504 962	504 962
Security for liabilities and payments received (008)	950	20 377	22 479
Security for liabilities and payments issued (008)	960	81	-
Housing facilities depreciation (014)	970	-	-
Depreciation of external improvement objects and other items of a similar nature (015)	980	-	-

INCOME STATEMENT

		Codes
	Form # 2, OKUD	0710002
as of **April 01, 2002**	Date (year, month, day)	
Organization: **Mobile TeleSystems Open Joint Stock Company**	OKPO	52686811
Tax payer identification number	INN	7740000076
Business activity: **telecommunications services**	OKDP	
Organizational and legal form / property form: **open joint stock company / private**	OKOPF/OKFS	47/34
Unit of measurement: **thousands rubles**	OKEI	

Shipment-related

Indicator	Line code	For the accounting period	For a similar period of the last year
1	2	3	4
I. Revenues and expenses from ordinary activities			
Revenues (net) from sale of goods, products, works, services (less) value added tax, excise tax and similar obligatory payments	010	5 802 410	4 307 231
Cost of goods, products, works, services sold	020	2 781 272	2 110 741
Gross profit	029	3 021 138	2 196 490
Commercial expenses	030	-	-
Administrative expenses	040	-	-
Profit (loss) from sales (lines (010 – 020 – 030 – 040))	050	3 021 138	2 196 490
II. Operating revenues and expenses			
Interest receivable	060	76 614	82 734
Interest payable	070	-	-
Income from participation in other organizations	080	-	-
Other operating revenues	090	8 951	-
Other operating expenses	100	163 248	110 604
III. Non-sales revenues and expenses			
Non-sales revenues	120	5 106 610	130 833
Non-sales expenses	130	5 275 003	80 961
Profit (loss) before taxes (lines 050 + 060 - 070 + 080 + 090 – 100 +120 – 130)	140	2 775 062	2 218 492
Tax on profit and other obligatory payments of a similar nature	150	572 128	577 834
Profit (loss) from ordinary activities	160	2 202 934	1 640 658
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	424	500
Extraordinary expenses	180	557	-
Net income (retained earnings (loss) for the accounting period) (lines (160 + 170 – 180))	190	2 202 801	1 641 158
FOR THE INFORMATION. The dividends, falling one action(share): on exclusive	201		
on common	202		
The sums of the dividends assumed in the following accounting year, falling one share: on exclusive	203		
on common	204		

DECODING OF SEPARATE PROFITS AND LOSSES

Indicator	Line code	For the accounting period		For a similar period of the last year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Penalties recognized or on which decisions of court (arbitration court) on their collecting are received	210	-	-	-	-
Profit (loss) of the last years	220	2 775 062	-	1 641 158	-
The indemnification, caused by default	230	-	-	-	-

or inadequate execution of obligations					
Course differences on operations in foreign currency	240	4 977 673	5 090 709	124 042	-
Decrease of the cost price of material - industrial stocks on the end of the accounting period	250	-	24 465	-	74 929
Charge off receivable and creditor debts on which term of limitation of actions has expired	260	8 895	69	1 357	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*____________
Name: Mikhail Smirnov
Title: President

Date: **June 28, 2002**

* By: ________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities